Form 20-F
period 2025-03-31
Masonglory Ltd
filed 2025-07-30
CIK 2020228

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ____________to _____________

Commission file number 001-42728

Masonglory Limited
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Tse Tsz Tun Chief Executive Officer Room 8, 25/F, CRE Centre 889 Cheung Sha Wan Kowloon, Hong Kong +852 3997 3682
(Address of principal executive offices)

Room 8, 25/F, CRE Centre 889 Cheung Sha Wan Kowloon, Hong Kong +852 3997 3682
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.0001 per share	MSGY	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

As of March 31, 2025, there were 12,500,000 ordinary shares, par value US$0.0001 per share.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this report. As of the date of this report, there were 14,225,000 ordinary shares outstanding, at par value $0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☒ Yes ☐ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this report to:

●	“Amended and Restated Memorandum and Articles’’ refers to the amended and restated memorandum and articles of association adopted by the Company with effect from the date on June 30, 2025;

●	“BVI” refers to the British Virgin Islands;

●	“Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Company,” “we,” “us,” and “Masonglory” refers to Masonglory Limited, an exempted Company with limited liability incorporated under the laws of the Cayman Islands on February 21, 2024.

●	“Controlling Shareholders” refer to the ultimate beneficial owner of the Company, who are Mr. SF Tse and Mr. TT Tse.

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;

●	“Group” refers to the Company and its subsidiaries, Masonglory BVI and Masontech;

●	“HKD” or “HK$” refers to Hong Kong dollar(s), the lawful currency of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Independent Third Party” refers to a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company;

●	“mainland China” refers to the PRC (excluding Hong Kong, Macau and Taiwan);

●	“Masonglory BVI” refers to Masonglory (BVI) Limited, a BVI business company limited by shares incorporated in the BVI, a direct wholly owned subsidiary of Masonglory;

●	“Mr. SF Tse” refers to Mr. Tse Shing Fung, one of our Controlling Shareholders;

●	“Mr. TT Tse” refers to Mr. Tse Tsz Tun, one of our Controlling Shareholders;

●	“Nasdaq” refers to Nasdaq Stock Market LLC;

●	“Operating Subsidiary” refers to Masontech Limited, a company incorporated in Hong Kong with limited liability, an indirectly wholly owned subsidiary of Masonglory and our sole operating subsidiary in Hong Kong;

●	“Ordinary Shares” or “Shares” refer to our ordinary shares, par value US$0.0001 per ordinary share;

●	“our Group” or “the Group” refers to Masonglory Limited and its subsidiaries;

●	“PCAOB” refers to Public Company Accounting Oversight Board;

●	“PRC” or “China” refers to the People’s Republic of China;

●	“PRC government” or “PRC authorities,” or variations of such words or similar expressions, refer to the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China;

●	“PRC laws” refer to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in mainland China;

●	“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission;

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended;

●	“U.S. dollars” or “$” or “USD” or “dollars” refers to United States dollar(s), the lawful currency of the United States.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

ii

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	other factors set forth under “Item 3. Key Information – D. Risk Factors.”

You should refer to the section titled “Item 3. Key Information – D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our Company. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

The summary consolidated statements of operations and cash flow

	For the year ended March 31,
	2025	2024	2023
	USD	USD	USD
Revenue	23,318,482	20,628,643	7,951,931
Cost of revenue	(21,146,746)	(18,927,164)	(7,582,351)
Gross profit	2,171,736	1,701,479	369,580

Operating expenses
General and administrative expenses	(668,785)	(181,483)	(142,871)
Total operating expenses	(668,785)	(181,483)	(142,871)

Income from operations	1,502,951	1,519,996	226,709

Other income (expense)
Interest expense, net	-	(261)	(1,777)
Other income	2,448	5,686	124,371
Total other income, net	2,448	5,425	122,594

Income before tax expense	1,505,399	1,525,421	349,303
Income tax expense	(229,517)	(229,218)	(16,949)
Net income and total comprehensive income	1,275,882	1,296,203	332,354

Net income per share attributable to ordinary shareholders
Basic and diluted	0.10	0.11	0.03

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	12,294,521	11,500,000	11,500,000

	For the year ended March 31,
	2025	2024	2023
	USD	USD	USD
Operating activities:
Net income	1,275,882	1,296,203	332,354
Adjustments:
Amortization of right-of-use assets – finance lease	1,384	20,742	46,406
Expected credit loss allowance, net	19,834	23,413	182,618
Deferred taxation	(3,079)	(5,413)	(1,677)
Change in working capital items:
Change in accounts receivable	3,981,041	(3,828,747)	(728,372)
Change in contract assets	(448,047)	(316,594)	(1,087,807)
Change in deposits	-	(2,564)	-
Change in accounts payable	(1,919,732)	949,911	1,179,364
Change in contract liabilities	-	-	(1,369,754)
Change in income tax payable	261,852	176,938	(11,406)
Change in accrued expenses	222,678	19,904	4,680
Cash generated from (used in) operating activities	3,391,813	(1,666,207)	(1,453,594)

Financing activities:
Principal payments for finance lease liabilities	-	(12,835)	(42,815)
(Repayment to) Advances from directors	(1,142,786)	1,922,564	(340,250)
Issuance of ordinary shares	165,350	-	-
Deferred offering costs	(238,319)	(225,210)	-
Cash (used in) generated from financing activities	(1,215,755)	1,684,519	(383,065)

Net increase (decrease) in cash at banks	2,176,058	18,312	(1,836,659)

Cash at banks as of beginning of the year	189,474	171,162	2,007,821

Cash at banks as of the end of the year	2,365,532	189,474	171,162

Supplementary Cash Flows Information
Cash refunded (paid) for income tax	29,256	(57,692)	30,032

Cash paid for interest	-	1,777	4,131

The summary consolidated balance sheet as at March 31, 2025 and 2024

	As of March 31,
	2025	2024
	USD	USD
Assets
Current assets
Cash at banks	2,365,532	189,474
Accounts receivable, net	1,411,316	5,388,661
Contract assets	2,295,062	1,870,545
Deferred offering costs	463,529	-
Deposits	2,590	2,590
Total current assets	6,538,029	7,451,270

Non-current assets
Right-of-use assets – finance lease	-	1,384
Deferred offering costs	-	225,210
Deferred tax assets	12,829	9,749
Total non-current assets	12,829	236,343
Total assets	6,550,858	7,687,613

Current liabilities
Accounts payable	(413,492)	(2,333,224)
Due to directors	(1,975,617)	(3,118,403)
Accrued expenses	(261,750)	(39,071)
Income tax payable	(439,706)	(177,854)
Total current liabilities	(3,090,565)	(5,668,552)
Total liabilities	(3,090,565)	(5,668,552)

Shareholders’ equity
Ordinary shares, 500,000,000 shares authorized; USD0.0001 par value, 12,500,000 and 11,500,000 shares issued and outstanding, as of March 31, 2025 and 2024, respectively	1,250	3
Additional paid in capital	164,103	-
Retained earnings	3,294,940	2,019,058
Total shareholders’ equity	3,460,293	2,019,061
Total liabilities and shareholders’ equity	6,550,858	7,687,613

Our management believes that the assumptions underlying our financial statements and the above allocations are reasonable. Our financial statements, however, may not necessarily reflect our results of operations, financial position and cashflows as if we had operated as a separate, stand-alone company during the periods presented. You should not view our historical results as an indicator of our future performance.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors

An investment in our Ordinary Shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this annual report, before deciding to invest in our Ordinary Shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Doing Business in Jurisdictions We Operate

Our key operations are in Hong Kong, a Special Administrative Region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of the Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Masonglory is a holding company and we conduct our operations in Hong Kong through our Operating Subsidiary. Hong Kong is a Special Administrative Region of the PRC. Although a portion of our customers are individuals from mainland China or companies that have shareholders and directors that are individuals from mainland China, the Operating Subsidiary does not have operations in mainland China or is not regulated by any regulator in mainland China. Furthermore, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory and legal uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the PRC laws and regulations to Hong Kong and exercise significant direct influence and discretion over the operation of the Operating Subsidiary in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons. In the event that we or our Hong Kong Operating Subsidiary were to become subject to the PRC laws and regulations, it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to the operations in Hong Kong in the future, and we face the risks and uncertainties associated with the PRC legal system, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a companies like the Operating Subsidiary and us, given the substantial operations of the Operating Subsidiary in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence the Operating Subsidiary’s operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance, any associated inquiries or investigations, or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties, and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of the Shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities.

For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and our Operating Subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected and the value of our Ordinary Shares could decrease or become worthless.

There are uncertainties regarding the interpretation and enforcement of PRC and Hong Kong laws, rules, and regulations.

A substantial majority of our operations are conducted in Hong Kong, a Special Administrative Region of China with its own governmental and legal system that is independent from mainland China and has its own distinct rules and regulations. However, the Operating Subsidiary may become subject to laws, rules, and regulations applicable to foreign investment in mainland China. The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value, unlike the common law system applicable in Hong Kong. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable with little advance notice, which could result in a material change in our operations and/or the value of the Shares.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules, and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules, and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules, and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules, and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules, and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. Since the Operating Subsidiary operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference from China.

We may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer the Shares to investors and cause the value of the Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” (“PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC, together with other relevant government authorities in China, issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC, jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021), which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the (“Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On February 17, 2023, the CSRC released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings, or other similar rights of a domestic company that operates its main business domestically. The CSRC Filing Rules state that any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes, and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering.

Our Operating Subsidiary may collect and store certain data (including certain personal information) from our clients, who may be mainland China individuals, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). The Measures for Cybersecurity Review (2021), PRC Data Security Law, the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations currently does not have an impact on our business, operations, nor do we or our Operating Subsidiary are covered by permission requirements from the CAC that is required to approve Operating Subsidiary’s operations, as our Operating Subsidiary will not be deemed to be an “Operator” or a “data processor” that required to file for cybersecurity review before listing in the United States, because: (i) our Operating Subsidiary was incorporated in Hong Kong and operate only in Hong Kong without any subsidiary or VIE structure in mainland China and each of the Measures for Cybersecurity Review (2021), the Personal Information Protection Law and the Draft Overseas Listing Regulations do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this report, our Operating Subsidiary has in aggregate collected and stored personal information of far less than one million users; (iii) all of the data our Operating Subsidiary have collected is stored in servers located in Hong Kong, and we and our Operating Subsidiary do not place any reliance on collection and processing of any personal information to maintain our business operation; (iv) as of the date of this report, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that it files for a CSRC review, nor received any inquiry, notice, warning, or sanction in such respect initiated by the CAC or related governmental regulatory authorities; and (v) data processed in our business should not have a bearing on national security nor affect or may affect national security, and we and our Operating Subsidiary have not been notified by any authorities of being classified as an Operator. Moreover, pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Therefore, based on the PRC laws and regulations effective as of the date of this report and subject to interpretations of these laws and regulations that may be adopted by mainland China authorities, neither we, nor our Operating Subsidiary in Hong Kong are currently required to obtain any permission or approval from the mainland China authorities, including the CSRC and CAC, to operate our business or to offer the securities being registered to foreign investors. As of the date of this report, neither we nor our Operating Subsidiary have ever applied for any such permission or approval.

However, given the uncertainties arising from the legal system in mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of Draft Overseas Listing Regulations, CSRC Filing Rules, PRC Personal Information Protection Law, relevant mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiary and the listing of our Ordinary Shares on the U.S. or other foreign exchanges.

If the PRC Personal Information Protection Law becomes applicable to the companies headquartered in Hong Kong, our business, or the operation of our Operating Subsidiary, there can be no assurance that we or our subsidiaries will be able to comply with the PRC Personal Information Protection Law. Our Operating Subsidiary’s current practice of collecting and processing personal information may be required to be rectified or terminated by regulatory authorities. Failure to comply with any applicable requirements may subject our Operating Subsidiary to fines and other penalties which may have a material adverse effect on its business, operations, and financial condition. Furthermore, if the CSRC Filing Rules become applicable to our Operating Subsidiary in Hong Kong, if any of our Operating Subsidiary is deemed to be an “Operator”, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our Operating Subsidiary in Hong Kong, the business operation of our Operating Subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which our Operating Subsidiary currently operate or in which we or our Operating Subsidiary may operate in the future.

Additionally, as our Operating Subsidiary is based in Hong Kong without mainland China operation and subsidiaries, under the currently effective PRC laws and regulations, we and our Operating Subsidiary are not required to seek approval from the CSRC, or any other PRC governmental authorities for the listing and trading of our Ordinary Shares. However, since the CSRC Filing Rules were newly promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If there is a significant change to the current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt securities offering before settlement and delivery of our Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Rules on Overseas Listing published by CSRC on December 24, 2021 also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. It remains uncertain as to the enactment, interpretation, and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

Although the audit report included in this report is prepared by PCAOB registered auditor who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspectable by the PCAOB and, as such, in the future investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus reduced the time before the Shares may be prohibited from trading or delisted.

J&S Associate PLT is a firm registered with the PCAOB and is subject to inspections by the PCAOB. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China, and we cannot assure you that our current auditor’s work will continue to be able to be inspected by the PCAOB. As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the Nasdaq, of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB, or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in the Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. Our auditor, J&S Associate PLT, is headquartered in Malaysia, and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the Determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC MOF in respect to cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. As a result of the announcement, any companies audited by registered public accounting firms headquartered in mainland China and Hong Kong would not face immediate threat of trading prohibitions at this time. However, if any regulatory change or step taken by PRC regulators in the future precludes the PCAOB from accessing auditing papers of registered public accounting firms in mainland China and Hong Kong, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, then the companies audited by those registered public accounting firms may be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price, and reputation.

U.S. public companies with substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies, or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which requires a foreign company to certify that it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”; (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing; and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism, and negative publicity, the traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

The effect of the Hong Kong Autonomy Act (“HKAA”) and other U.S. government policies in response to the enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary.

On June 30, 2020, the Standing Committee of the PRC NPC adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose sanctions against foreign individuals and entities who are determined by the U.S. administration to have materially contributed to the failure to preserve Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including Hong Kong’s then chief executive, Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or clients dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries conduct business operations in the future and were determined to be in violation of the Hong Kong National Security Law or the HKAA for some reasons, however unlikely, our business operations, financial position and results of operations could be materially and adversely affected.

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations and our reputation and could result in a loss of your investment in the Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S.-listed companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators, and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

A downturn in the political and socioeconomic conditions in Hong Kong, mainland China, or the global economy, or a change in the economic and political policies of China, could materially and adversely affect our business and financial condition.

Our business may be influenced to a significant degree by political, economic, and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but they may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. If there is any significant decline in the global economy, our profitability and business prospects will be materially affected. Although we mainly operate our business through our Operating Subsidiary in Hong Kong, our clients principally comprise of listed companies as well as IPO listing applicants in Hong Kong and abroad. As such, the demand for our IPO sponsorship services, corporate finance and capital market advisory services and placing and underwriting services may be dependent on the global economy. Major market disruptions and adverse changes in market conditions and uncertainty in the regulatory climate worldwide may adversely affect our business and industry or impair our ability to borrow or make any future financial arrangements. The credit and financial markets have experienced extreme volatility and disruptions due to the current conflict between Ukraine and Russia, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. The conflict is expected to have further global economic consequences, including, but not limited to, the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in inflation rates, and uncertainty about economic and political stability. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but they could be substantial, even though we do not have any direct exposure to Russia or the adjoining geographic regions. Rising tension between the U.S. and China may an adverse effect on global economic conditions. On August 9, 2023, an executive order was issued by President Biden to direct the Department of Treasury to issue regulations to restrict outbound investment in key technology sectors by U.S. persons to China, with a view to bolster U.S. national security and to curtail investment in sectors that may advance China’s military, intelligence, surveillance or cyber-enabled capabilities. Although we are not involved in the technology sector, any restrictions on investments, we will closely monitor the developments and potential implications of these regulations to assess any potential indirect effects on our operations.

Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the United States and China, These tensions have affected both diplomatic and economic ties among countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

On August 9, 2023, the Biden administration released an executive order and an advanced notice of proposed rule-making (the “ANPRM”) providing a conceptual framework for outbound investment controls focused on China. Further to this ANPRM, on June 21, 2024, the U.S. Department of the Treasury (the “Treasury”) issued a proposed rule on outbound U.S. investments involving China that generally follows the ANPRM. On October 28, 2024, the Treasury issued a Final Rule to implement the executive order of August 9, 2023. The Final Rule became effective on January 2, 2025. The Final Rule targets investments involving persons and entities associated with “countries of concern,” including China, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in certain types of activities relating to three sectors: (1) advanced microchips and microelectronics, (2) quantum computing, and (3) artificial intelligence systems (“Covered Activities”), with persons from countries of concern engaged in these Covered Activities included in the definition of “Covered Foreign Persons.” Investments by U.S. persons subject to the Final Rule, which are defined as “covered transactions,” include acquisitions of equity interests, certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities listed on a national stock exchange. The Final Rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe we are a Covered Foreign Person under the Final Rule. However, to the extent that we are deemed a Covered Foreign Person engaged in the development of Covered Activities, the Final Rule could limit our ability to raise capital from U.S. investors generally, in which case our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital raising capacity and our business, financial condition and prospects.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Shares.

Our business is conducted in Hong Kong through our Operating Subsidiary; our books and records are reported in Hong Kong dollars, which is the currency of Hong Kong; and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars.

Since 1983, Hong Kong dollars have been pegged to U.S. dollars at the rate of approximately HK$7.80 to US$1.00. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition.

We cannot assure you that the current policy of the pegging of Hong Kong dollars to U.S. dollars will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would, in turn, adversely affect the operations and profitability of our business.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social, and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of the Company. Hong Kong is a Special Administrative Region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development, including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and, at the time, then-President Donald Trump signed an executive order and HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the United States, China, and Hong Kong, which could potentially harm our business.

The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights.

This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this report based on Hong Kong laws.

Currently, all of our operations are conducted in Hong Kong outside the United States, and all of our assets are located outside the United States. A majority of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this report, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our clients reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our clients, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services and products, which could affect clients’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on client confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Risks Related to Our Business and Industry

A significant portion of our revenue was generated from contracts awarded by a limited number of customers, and any significant decrease in the number of projects with our major customers may materially and adversely affect our financial condition and operating results.

A significant portion of our revenue was derived from a limited number of customers. Our five largest customers for the years ended March 31, 2025 and 2024, accounted for 100% of our total revenue.

There is no assurance that we will continue to be awarded with contracts from our major customers in the future. If there is a significant decrease in the number of projects awarded by our major customers, and we are unable to secure suitable projects of comparable size and quantity as replacements from other customers, our financial condition and operating results would be materially and adversely affected. In addition, in the event that our major customers experience any financial difficulties or cash flow problems, this may result in delay or default in payments to us, in which case our business could be materially and adversely affected.

Our revenue is mainly derived from projects which are non-recurrent in nature and there is no guarantee that our customers will provide us with new businesses

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. For the years ended March 31, 2025 and 2024, we secured new businesses mainly through invitation for tender by customers. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. For the years ended March 31, 2025 and 2024 we recorded a tender success rate of approximately 15.8% and 15.4%, respectively. Our directors consider that our success rate on project tendering depends on a range of factors, which primarily include our pricing and tender strategy, competitors’ tender and pricing strategy, the availability of our resources and subcontractors, level of competition and our customers’ evaluation standards. Furthermore, so far as our directors are aware, some of our customers have maintained an evaluation system to ensure that the service providers meet certain standards of management, industrial expertise, financial capability, reputation and regulatory compliance which may change from time to time. There is no assurance that we could achieve the same or higher tender success rate in the future as we did for the years ended March 31, 2025 and 2024. If we fail to secure new contracts or there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position and prospects could be materially and adversely affected.

Failure to maintain safe construction sites and/or implement our safety management system may lead to the occurrence of personal injuries, property damages, fatal accidents or suspension or non-renewal of our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council

Due to the nature of works in construction sites, risks of accidents or injuries to workers are inherent. Notwithstanding our occupational health and safety measures that are required to be followed by employees of our Group and our subcontractors, accidents leading to personal injuries, property damages and/or fatal accidents remain an inherent risk at work sites. There is no assurance that there will not be any violation of our safety measures or other related rules and regulations by the employees of our Group or our subcontractors. Any such violation may lead to higher probability of occurrences, and/or increased seriousness, of personal injuries, property damages and/or fatal accidents at work sites, which may materially and adversely affect our business operations as well as our financial position to the extent not covered by insurance policies. Also, failure to maintain safe construction sites and/or to implement safety management measures resulting in the occurrence of serious personal injuries or fatal accidents may lead to negative publicity and/or suspension or non-renewal of our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council, which in turn adversely affect our reputation, financial position and results of operation.

In addition, any personal injuries and/or fatal accidents to the employees of our Group and our subcontractors may lead to claims or other legal proceedings against our Group. Any such claims or legal proceedings could adversely and materially affect our financial position to the extent not covered by insurance policies. Also, notwithstanding the merits of any such claims or legal proceedings, we need to divert management resources and incur extra costs to handle these matters. Any such claims or legal proceedings could therefore have a material and adverse impact on our business operations.

Unsatisfactory performance by our subcontractors or unavailability of subcontractors may adversely affect our operation and profitability

We have focused on the role of project management in carrying out our projects, and we have engaged subcontractors to perform substantial part of the site works under our supervision. In order to control and ensure the quality and progress of the works of our subcontractors, we select subcontractors based on their quality of services, qualifications, skills and technique, prevailing market price, delivery time, availability of resources in accommodating our requests and reputation. However, there is no assurance that the work quality of our subcontractors can always meet our requirements. We may be affected by the non-performance, inappropriate or poor quality of works rendered by our subcontractors. Such events could impact upon our profitability, financial performance and reputation. In addition, there is no assurance that our Group will always be able to secure services from suitable subcontractors when required, or be able to negotiate acceptable fees and terms of service with subcontractors. In such event, our operation and financial position may be adversely affected.

In the event that our subcontractors fail to follow the safety guidelines and other requirements imposed by our customers, we may be liable to pay to our customers the expenses and penalties incurred by them. Although we are entitled to be compensated by our subcontractors in relation to such penalties under the subcontracting agreement, we may not be able to claim from such subcontractors in order to maintain a stable relationship with our major subcontractors. In such event, we may be subject to additional costs and penalties incurred by our subcontractors in relation to their failure to comply with the safety procedures and other requirements imposed by our customers.

In the event that employees of our subcontractors suffer personal injuries as a result of accidents arising out and in the course of employment of the injured workers and/or involve in labour disputes, we may be involved in claims and litigations. Such claims and litigations may adversely affect our industry reputation, which may in turn have a material and adverse impact on our business operations.

Any material inaccurate cost estimation or cost overruns may adversely affect our financial results

When determining our tender price, our management would estimate the time and costs involved in a project taking into account (i) the scope of works; (ii) the price trend for the types of subcontracting services as well as materials and toolings required; (iii) the complexity and the location of the project; (iv) the estimated number and types of machinery required; (v) the completion time requested by customers; and (vi) the availability of our labour and financial resources.

There is no assurance that the actual amount of time and costs incurred during the performance of our projects would not exceed our estimation. The actual amount of time and costs incurred in completing a project may be adversely affected by many factors, including unforeseen site conditions, adverse weather conditions, accidents, non-performance by our subcontractors, unexpected significant increase in costs of materials agreed to be borne by us, unexpected increase in the amount of rectification works requested by our customers and other unforeseen problems and circumstances. Any material inaccurate estimation in the time and costs involved in a project may give rise to delays in completion of works and/or cost overruns, which in turn may materially and adversely affect our Group’s financial condition, profitability and liquidity.

For the years ended March 31, 2025, 2024 and 2023, our contracts with customers are generally on re-measurement basis and occasionally on a lump sum price basis or a combination of lump sum price items and re-measurement items, while our contracts with our subcontractors are generally on re-measurement basis. In the event that our contracts with customers are on a lump sum price basis and the cost of subcontracting increases and we are unable to pass on the risk of increased subcontracting fees to our customers, our profitability may be adversely affected.

Rising costs and limited supply of raw materials may increase our costs and affect our performance

The major raw construction materials in wet trades works include Portland cement, aggregates and sand. Since the inception of our Operating Subsidiary, the average prices of most of the construction materials applied in wet trades works have shown an increasing trend. If raw material costs of wet trades work industry keep increasing, our costs may increase in the future, which could materially and adversely affect our business operations and financial conditions. Amongst all raw materials used in wet trades works, the average price of sand has increased the most, primarily due to the limited supply of river sand in the PRC. In particular, the main source of river sand and aggregates used in Hong Kong originate from Guangdong Province, where the local government has imposed export quotas to ease the local shortages as demand outstrips supply, wet trades contractors are facing occasional fluctuations in the supply of river sand and aggregates. In the event of a shortage of river sand and aggregates, if we are unable to source sufficient river sand and aggregates promptly to meet the needs of our wet trades projects, our project progress could be delayed and we may not be able to complete the projects on time in accordance with customers’ requirement. In such event, our reputation and our tender success rate in the future may be adversely affected. For the years ended March 31, 2025, 2024 and 2023, we did not experience any material claim by our customer arising from any failure to complete our projects on time as a result of any fluctuations in the supply of river sand and aggregates.

The total actual value of work done may differ from the original estimated contract sum stated in our contracts with customers

For the years ended March 31, 2025, 2024 and 2023, our contracts with customers are generally on re-measurement basis. Depending on our negotiations with customers, some of our customers may also engage us based on a lump sum price or a combination of lump sum price items and re-measurement items. In respect of re-measurement items, the contract will specify an estimated contract sum based on the agreed unit rates and the estimated quantities of work items. The actual amount of works to be carried out by us under our contract is subject to our customer’s instructions or orders placed during the contract period and the total actual value of work done may be different from the original estimated contract sum stated in the contract.

Our customers will measure the actual quantities of works executed on site and we will be paid based on the actual work done. In respect of lump sum price items, we are generally required to carry out the specified works required by our customers of fixed quantity at an agreed fixed price. Our customers may request additional, reduction or alteration of works beyond the scope of the contract during project implementation by placing variation orders with us. The aggregate amount of revenue that we are able to derive from a project may be different from the original estimated contract sum specified in the relevant contract due to variation orders placed by our customers. As such, there is no assurance that the amount of fees and charges as finally agreed with our customers would be sufficient to recover our costs incurred or provide us with a reasonable profit margin or the amount of revenue derived from our projects will not be substantially different from the original estimated contract sum as specified in the relevant contracts and our financial condition may be adversely affected by any decrease in our revenue as a result of variation orders. As a result, there is no assurance that our revenue and profit margin in the future will remain at a level comparable to those recorded during the during the years ended March 31, 2025 and 2024.

Cash inflows and outflows in connection with wet trades projects may be irregular and, thus, may affect our net cash flow position.

In a wet trades project, cash outflows for payment of certain operating expenditures may not align with progress payments to be received during the relevant periods. In general, we do not receive any prepayment from our customers. Nevertheless, during the commencement of a project, we may incur various costs, including: (i) purchase costs of construction materials and supplies, (ii) rental costs for machinery, and (iii) settlement of our subcontractors’ fees, while progress payments will be paid after our construction work commences and is certified by our customers and/or consultants engaged by our customers. Accordingly, the cash inflows and outflows for a particular project may fluctuate as the wet trades works progress. If, during any particular period of time, there exists too many projects that require substantial cash outflow while we have significantly less cash inflows during that period, our cash flow position may be adversely affected.

Further, we are subject to credit risks of our customers and our liquidity is dependent on our customers making prompt progress payments and/or release of retention monies due to us. We rely on cash inflow from our customers to meet our payment obligation to our suppliers and subcontractors, which is dependent on prompt settlement of progress payment and timely release of retention monies by our customers. As such, we may record a significant cash outflow in the event that we take up too many capital-intensive projects during a particular period of time.

We cannot assure you that we will be able to recover all or any part of the amounts due from our customers or we will be able to collect all or any part of the trade receivables from our customers within the agreed credit terms or at all. Further, in the event that disputes arise between us and the main contractor or customer in relation to the variation orders, there is a possibility that we may take a longer time than the credit period offered to collect payments. Any failure by our customers to make payments on time and in full may lead to mismatch in our cash flows, which will negatively affect our cash flow position and affect (i) our ability to repay our suppliers and subcontractors; and (ii) our tendering decisions, as we may not be in a position to take up any more new projects with a high upfront costs. This will negatively affect our business operation and financial performance.

Our performance depends on market conditions and trends in the wet trades industry and if there is any slowdown (in terms of transaction volume and price) of the property market in Hong Kong, the availability of wet trades works projects in Hong Kong may decrease significantly.

For the years ended March 31, 2025, 2024 and 2023, the majority of our revenue was derived from wet trades works for residential developments. The future development of the wet trades industry and the availability of wet trades works projects in Hong Kong depend largely on the continued development of the property market in Hong Kong. The nature, extent and timing of available wet trades works projects will be determined by an interplay of a variety of factors, including the Government’s policies on the property market in Hong Kong, its land supply and public housing policy, the investment of property developers and the general conditions and prospects of Hong Kong’s economy. These factors may affect the availability of wet trades works projects in Hong Kong. If there is any slowdown (in terms of transaction volume and price) of the property market in Hong Kong, there is no assurance that the availability of wet trades works projects in Hong Kong would not decrease significantly, and our business, financial position and prospect may be adversely and materially affected.

We face keen competition from other players in the market.

The wet trades industry in Hong Kong is competitive. Some of our competitors may have certain advantages, including stronger brand names, greater access to capital, longer operating history, longer and more established relationship with main contractors or project owners, and greater marketing and other forms of resources. Further, some of the existing market players have been listed on stock exchanges, which may give them an advantage in terms of financing capability and reputation. New participants may enter the industry, provided that they possess all the various licenses, resources, experience, and qualifications required. Increased competition may result in lower operating margins and loss of market share, resulting in an adverse impact on our profitability and operating results.

Our Group is dependent on key personnel and there is no assurance that our Group can retain them

Our directors believe that our success, to a large extent, is attributable to, among other things, the contribution of Mr. SF Tse and Mr. TT Tse, each being our executive director. Our key personnel as well as their management experience in the wet trades industry in Hong Kong are crucial to our operation and financial performance. Although we inter to enter into a service agreement with each of our executive directors, there could be an adverse impact on our operation should any of our executive directors terminate his service agreement with us or otherwise cease to serve our Group and appropriate persons could not be found to replace them. There is no assurance that we will be able to attract and retain capable staff in the future. In such event, the business and financial position and prospects of our Group could be materially and adversely affected.

Our ability to successfully tender for and undertake new projects is limited by the availability of our project management staff and subcontractors

For the years ended March 31, 2025, 2024 and 2023, we have focused on the role of project management in carrying out our wet trades works. Therefore, our services capacity in undertaking several and sizeable wet trades works projects is largely limited by the availability of our in-house project management staff and our subcontractors. However, shortage of experienced and skilled labour is a prolonged issue in the wet trades industry in Hong Kong. In view of the aforesaid, we may encounter difficulties in maintaining and recruiting sufficient number of project management staff or engaging suitable subcontractors for undertaking additional projects in the future.

For the years ended March 31, 2025, 2024 and 2023, our Group had from time to time received invitations for tenders when our available resources were occupied by other projects on hand. On occasion, in order to (i) maintain our business relationship with customers; (ii) maintain our presence in the market; and (iii) be informed of the latest market development and pricing trends which are useful for tendering projects in the future, we would respond to our customers’ invitations by submitting tenders instead of turning them down. In such circumstances, our executive directors would take a more prudent approach in costs estimation by factoring a higher profit margin even though it may cause our tender price to become less competitive than those submitted by our competitors. Therefore, our ability to successfully tender for new projects may be affected by the availability of our project management staff. There is a risk that we may not be awarded with new contracts by our customers as our tenders may become relatively less competitive due to limitation in our service capacity.

Failure to complete our projects on a reliable and timely basis could materially affect our reputation, our financial performance or may subject us to claim

The contracts with our customers generally contain a liquidated damages clause under which we are liable to pay liquidated damages to our customers if we are unable to deliver or perform the contractual works within the time specified in the contract. Liquidated damages are generally determined on the basis of a fixed sum per day. Delay in a project may occur from time to time due to various unforeseen factors such as shortage of manpower, delays by subcontractors, industrial accidents, and delay in delivery of materials. If there is any delay on our part in completion of a project, we may be liable to pay liquidated damages under the contract. There is no assurance that there will not be any delay in our existing and future projects resulting in claims in relation to liquidated damages, which in turn will have adverse impact on our reputation, business, financial condition and results of operations.

Amounts included in our backlog may not result in actual revenue or translate into profits. Our backlog is subject to cancellation and unexpected adjustments and therefore is an uncertain indicator of future results of operations.

Our backlog consists of the remaining unearned revenue on awarded contracts. We include in our backlog estimates of the amount of consideration to be received and such estimated value is generally firm or can be estimated with a reasonable amount of certainty in both timing and amounts. As construction on our contracts progresses, we increase or decrease backlog to take account of changes in estimated quantities under fixed-price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenue and costs, including completion bonuses. Substantially all of the contracts in our backlog may be canceled or modified at the election of the customer. Reductions in backlog due to cancellation by a customer, or for other reasons, could significantly reduce the revenue that we actually receive from contracts in backlog. In the event of a project cancellation, we may be reimbursed for certain costs, but we typically have no contractual right to the total revenues reflected in our backlog. Backlog amounts are determined based on target price estimates that incorporate historical trends, anticipated seasonal impacts, experience from similar projects and from communications with our customers. These estimates may prove inaccurate, which could cause estimated revenue to be realized in periods later than originally expected, or not at all. As a result, our backlog as of any particular date is an uncertain indicator of future revenue and earnings. In addition, contracts included in our backlog may not be profitable. If our backlog fails to materialize, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our backlog reduced from US$15,536,125 as of March 31, 2023 to US$13,924,481 as of March 31, 2024, representing a decrease of US$1,611,644. Our backlog further reduced by US$950,752 from US$13,924,481 as of March 31, 2024 to US$14,875,233 as of March 31, 2025. The general downward trend in our backlog was due primarily to the increased completion and fulfillment of existing orders by us in our existing construction projects. Nevertheless, the timing and extent to which backlog will result in direct revenue depends on many factors, including the timing of commencement of work, the rate at which we perform services, scope changes, cancellations, delays, receipt of regulatory approvals and the nature, duration, size, complexity and phase of the studies. In addition, delayed projects remain in backlog until they are canceled. As a result of these factors, our backlog is not necessarily a reliable indicator of future direct revenue and we might not realize all or any part of the direct revenue from the authorizations in backlog as of any point in time.

There is no assurance that we will be able to renew our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council

Our Operating Subsidiary is currently a registered specialist trade contractors in the designated trade category of plastering (Group 2) under the Registered Specialist Trade Contractors Scheme (formerly known as the Subcontractor Registration Scheme) of the Construction Industry Council. Subcontractors engaged under public sector projects initiated by the Government are generally required to possess registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council. Renewal of registration under the Registered Specialist Trade Contractors Scheme is required every three or five years and is generally subject to certain technical and relevant industry experience requirements. There is no assurance that we will be able to renew such registration every time in the future. In the event of non-renewal of such registration, our reputation, our ability to obtain future businesses, and our business and financial position and prospects could be materially and adversely affected.

We are exposed to claims arising from latent defects liability. We do not maintain any defects liability insurance and we may face claims arising from latent defects that are existing but not yet active, developed or visible, found in the works which are constructed by us or our subcontractors. If there is any significant claim against us for latent defects liability of any default or failure of our services by our customers or other party, our profitability may be adversely affected.

Our contracts generally include a defects liability period of 12 months, following the completion of the relevant site works. During the defects liability period, we are typically required to rectify any defect without delay at our own cost if the defect is due to our non-conformance of works performed, or due to our neglect or failure to comply with our contractual obligation. Such obligation will be recognised as liability in the statement of financial position if the obligation is considered highly probable and the obligation amount can be reliably measured. Otherwise, such claim will be disclosed as contingent liability.

Our insurance coverage may not be adequate to cover potential liabilities

Certain risks disclosed elsewhere in this section such as risks in relation to customer concentration, our ability to obtain new contracts, our ability to retain and attract personnel, availability and performance of subcontractors, project and cost management, our ability to maintain and renew our registrations, credit risk and liquidity risk, are generally not covered by insurance because they are either uninsurable or it is not cost justifiable to insure against such risks. Insurance policies covering losses from acts of war, terrorism, or natural catastrophes are also either unavailable or cost prohibitive.

Further, we may be subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant liabilities arise due to accidents, natural disasters, or other events which are not covered or are inadequately covered by our insurance, our business may be adversely affected, potentially lead to a loss of assets, lawsuits, employee compensation obligations, or other forms of economic loss.

We cannot guarantee that our current levels of insurance are sufficient to cover all potential risks and losses. In addition, we cannot guarantee that we can renew our policies or can renew our policies on similar or other acceptable terms. If we suffer from severe unexpected losses or losses that far exceed the policy limits, it could have a material and adverse effect on our business, financial position, results of operations and prospect.

Possible difficulty in recruiting sufficient labour may hinder our future business strategies

It is one of our business strategies to expand our labour resources by recruiting additional staff in order to cope with our business development and our planned purchases of additional machinery. However, our directors observed that the wet trades industry in Hong Kong has been facing the problem of labour shortage and ageing workforce. As a result, there may be potential difficulties for us to recruit sufficient labour for the implementation of our future business strategies. Any material difficulties in recruiting sufficient labour for the implementation of our future business strategies may adversely affect our ability to successfully grow our business, which may in turn adversely affect our business and financial position and prospects.

Our business plans and strategies may not be successful or be achieved within the expected time frame or within the estimated budget

We intend to further increase our capital reserve for financing our project up-front costs, enhance our machinery, strengthen our manpower and occupational safety management capability in order to cope with the expected increase in demand for our services. However, our plans and strategies may be hindered by risks including but not limited to those mentioned elsewhere in this section. There is no assurance that we will be able to successfully maintain or increase our market share or grow our business successfully after deploying our management and financial resources. Any failure in maintaining our current market position or implementing our plans could materially and adversely affect our business, financial condition and results of operations.

If we fail to comply with applicable anti-corruption and anti-bribery laws, our reputation may be harmed and we could be subject to penalties and significant expenses that have a material adverse effect on our business, financial condition and results of operations

We are subject to the anti-corruption and anti-bribery laws of Hong Kong, which include but are not limited to the Prevention of Bribery Ordinance. Our procedures and controls to monitor anti-corruption and anti-bribery compliance may fail to protect us from reckless or criminal acts committed by our employees. If we, due to either our own deliberate or inadvertent acts or those of others, fail to comply with applicable anti-corruption and anti-bribery laws, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and/or significant expenses, which could have a material adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.

We and the Operating Subsidiary are exposed to potential disruptions and risks from unforeseen disasters or crises.

The operations and business continuity of our Operating Subsidiary depend on its ability to operate its facilities and systems without significant interruption. Unforeseen events such as natural disasters, pandemics, power outages, or other catastrophic events could potentially disrupt their operations, leading to business interruption, financial loss, and damage to our reputation. While our Operating Subsidiary has in place business continuity plans, these plans might not be sufficient to mitigate all potential disruptions. Furthermore, in the context of a global pandemic, our operations may be severely impacted due to government-imposed restrictions, widespread illness among the employees of the Operating Subsidiary, or disruptions in supply chain. There is no guarantee that the contingency plans could fully prevent or remediate the effects of such unforeseen disasters or crises. Thus, our financial condition, results of operations, and business prospects may be adversely affected.

We may be a party to legal proceedings from time to time and we cannot assure you that such legal proceedings will not have a material adverse impact on our business.

We may be involved in claims and litigations in respect of various matters from our customers, subcontractors, workers and other parties concerned with our works from time to time. Such claims may include in particular employees’ compensation claims and personal injury claims in relation to personal injuries suffered by workers as a result of accidents arising out of and in the course of employment of the injured workers. There is no assurance that we will not be involved in any claims or legal proceedings, nor can we assure you that any such claims or legal proceedings would not have a material adverse impact on our business. Should any claims against us fall outside the scope and/or limit of insurance coverage, our financial position may be adversely affected. Regardless of the merits of any outstanding and potential claims, we need to divert management resources and incur extra costs to handle these claims, which could affect our corporate image and reputation if they were published by the press. If the aforesaid claims were successfully made against us and are not covered by insurance policies, we may need to pay damages and legal costs, which in turn could adversely affect our results of operations and financial position.

Risks Related to Our Ordinary Shares

The trading price of the Shares may be volatile, which could result in substantial losses to you.

The trading prices of the Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their IPOs, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and PRC companies’ securities after their offerings may affect the attitudes of investors toward Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of the Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure, or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors toward Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are unrelated to our operating performance.

In addition to the above factors, the price and trading volume of the Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	changes in the economic performance or market valuations of other financial services firms;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, our business partners, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings, or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, or directors;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Masonglory is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the BVI Business Companies Act 2004 (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We have identified material weaknesses in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which could harm the trading price of our Ordinary Shares.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Ordinary Shares.

We have identified material weaknesses in our internal control over financial reporting in the Company and in its subsidiaries. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Specifically, we determined that we have the following material weaknesses in our internal control over financial reporting: (i) we have limited controls over information processing; (ii) we have inadequate segregation of duties; and (iii) we do not have sufficient formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines. In addition, we do not have a qualified CFO, with US GAAP accounting knowledge and significant experience working in U.S. listed companies on financial reporting, in place to oversee our financial reporting, and we currently rely on external consultants regarding financial reporting functions.

Although we currently have an audit committee comprised of three independent directors, one of whom management has determined qualifies as a financial expert under the applicable SEC rules, and our financial statements and footnotes are now reviewed by our management and our audit committee, we do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions.

Our management intend to take the necessary steps to remediate the underlying causes of the material weakness, including (i) hiring of additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting; (ii) Hiring of qualified consultant to assess Sarbanes-Oxley Act compliance readiness, to assess where management can improve their overall internal control over financial reporting function, and to assist the Company in implementing improvements where necessary; (iii) clearly define the roles and responsibilities of individuals involved in the review and approval process to ensure adequate segregation of duties; and (iv) set up a formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines.

Even if we develop effective internal controls over financial reporting, such controls may become inadequate due to changes in conditions or the degree of compliance with such policies or procedures may deteriorate, which could result in the discovery of additional material weaknesses and deficiencies. In any event, the process of determining whether our existing internal control over financial reporting is compliant with Section 404 of the Sarbanes-Oxley Act (“Section 404”) and is sufficiently effective requires the investment of substantial time and resources by our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to establish effective controls over financial reporting. The determination of whether our internal controls are sufficient and any remedial actions required could result in our incurring additional costs that we did not anticipate, including the hiring of additional outside consultants. We may also fail to timely complete our evaluation, testing and any remediation required to comply with Section 404.

We are required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. However, for as long as we are an “emerging growth company” or for as long as we are not an accelerated filer under Rule 12b-2 under the Securities Exchange Act of 1934, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. While we could be exempt from the auditor attestation requirement for an indefinite amount of time even after we lose our status as an emerging growth company, an independent assessment of the effectiveness of our internal control over financial reporting, if obtained, could detect problems that our audit committee’s assessment might not. Such undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

If we fail to meet applicable listing requirements, Nasdaq may delist the Shares from trading, in which case the liquidity and market price of the Shares could decline.

Assuming our shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists the Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for the Shares;

●	reduced liquidity for the Shares;

●	a determination that the Shares are “penny stock,” which would require brokers trading in the Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our shares will be listed on Nasdaq, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

The Board of Directors may decline to register the transfer of Ordinary Shares in certain circumstances.

Where the Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may in its absolute discretion, decline to register any transfer of any Ordinary Share which has not been fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless: (i) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) the Ordinary Share transferred is fully paid and free of any lien in favor of us; (v) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and (vi) a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof. If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline.

If a trading market for our shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Harney Westwood & Riegels, our counsel as to the laws of the Cayman Islands, has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of the Foreign Court of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Our counsel as to the laws of Hong Kong has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the provisions of our Amended and Restated Memorandum and Articles, and by the provisions of the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The rights of shareholders and the fiduciary duties of our directors and officers under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to obtain copies of the register of members or inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) of the company. Our directors have discretion under our Amended and Restated Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors than they would as public shareholders of a company incorporated in the United States.

Cayman Islands economic substance requirements may have an effect on our business and operations.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2024 Revision) (the “ES Act”) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the Cayman Islands ES Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from 1 July 2019. All companies whether a relevant entity or not is required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test. If the only business activity that the Company carries on is to hold equity participation in other entities and only earns dividends and capital gains, then based on the current interpretation of the ES Act, the Company is a “pure equity holding company” and will therefore only subject to the minimum substance requirements, which require us to (i) comply with the all applicable requirements under the Companies Act and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect to a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. Currently, we do not intend to rely on home country practices with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of the Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of the Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds the Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley for so long as we remain an emerging growth company. As a result, if we elect not to comply with such attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders. In addition, the interests of our Controlling Shareholders, who are also our executive directors and officers, may not be the same as or may even conflict with your interests.

Our Controlling Shareholders, who are also our executive directors and officers, beneficially own a majority of the voting power of our issued and outstanding Ordinary Shares. Under Rule 4350(c) of the Nasdaq Capital Market, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Ordinary Shares to be less attractive to certain investors or otherwise harm our trading price.

In addition, the interests of our Controlling Shareholders may not be the same as or may even conflict with your interests. For example, our Controlling Shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Item 4. Information on the Company

A.	History and Development of the Company.

We are a holding company incorporated in the Cayman Islands with operations conducted in Hong Kong by our Operating Subsidiary, Masontech Limited. We have been engaged in the provision of wet trades services and other ancillary services as a subcontractor in Hong Kong since 2018. As a subcontractor, we provide our customers with comprehensive wet trades works solutions, which principally include (i) plastering on floors, ceilings and walls, (ii) tile laying on internal and external walls and floors, (iii) brick laying, (iv) floor screeding, and (v) marble works.

Our Operating Subsidiary, Masontech Limited, was incorporated as a company with limited liability under the laws of Hong Kong in September 2018.

Masonglory was incorporated as an exempted company with limited liability under the laws of the Cayman Islands in February 2024. Masonglory’s direct subsidiary is Masonglory (BVI), a BVI company incorporated in February 2024 and the holding company of Masontech Limited.

On February 21, 2024, one (1) Ordinary Share was allotted and issued as fully paid to an initial subscriber, an independent third party, which was subsequently transferred to Mr. TT Tun. On February 29, 2024, one (1) Ordinary Share was allotted and issued as fully paid to Mr. TS Fung at a consideration of US$0.0001.

On March 21, 2024, each of the Controlling Shareholders entered into a sale and purchase agreement with Masonglory (BVI), pursuant to which the Controlling Shareholders sold, and Masonglory (BVI) purchased from the Controlling Shareholders a total of twenty (20) ordinary shares in the Operating Subsidiary (representing the entire issued share capital of the Operating Subsidiary), at an aggregate consideration of HK$20.00. After the acquisition, Masonglory (BVI) became the sole shareholder of the Operating Subsidiary.

On March 25, 2024, each of the Controlling Shareholders entered into a sale and purchase agreement with Masonglory, pursuant to which the Controlling Shareholders sold, and Masonglory purchased from the Controlling Shareholders a total of two (2) Ordinary Shares of Masonglory (BVI) (representing the entire issued share capital of Masonglory (BVI)), at an aggregate consideration of US$0.0002. After the acquisition, Masonglory became the ultimate holding company of Masonglory (BVI) and the Operating Subsidiary.

On March 25, 2024, each of the Controlling Shareholders entered into a sale and purchase agreement with Fung & Tun Limited, a company incorporated under the laws of the BVI and jointly owned by the Controlling Shareholders (each holding one (1) Ordinary Share), pursuant to which the Controlling Shareholders sold, and Fung & Tun Limited purchased from the Controlling Shareholders a total of two (2) Ordinary Shares (representing the entire issued share capital of the Company), at an aggregate consideration of US$0.0002. After the acquisition, Fung and Tun Limited, via its direct holding in Masonglory, became the ultimate holding company of the Operating Subsidiary.

Subsequently, on June 14, 2024, Masonglory allotted and issued 11,499,998 Ordinary Shares at a par value of US$0.0001 per Ordinary Share, credited as fully-paid in its share capital, to Fung & Tun Limited. Also on June 14, 2024, Masonglory allotted and issued 500,000 Ordinary Shares to each of Vision Win Enterprises Limited and Main Works International Limited for a consideration of HK$640,000, representing 4% and 4%, respectively, of the enlarged entire issued share capital of the Company immediately upon completion of the above transactions.

Vision Win Enterprises Limited and Main Works International Limited, all of whom and their ultimate beneficial owners have no affiliation with us.

Our principal office is located at Room 8, 25/F, CRE Centre 889 Cheung Sha Wan Kowloon, Hong Kong. Our telephone number is (+852) 2214 3424. Our registered office in the Cayman Islands is located at the office of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website  https://www.masontech.com.hk. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report.

Initial Public Offering

On July 7, 2025, Masonglory entered into an underwriting agreement with D. Boral Capital, LLC, as underwriter named thereof, in connection with its IPO of 1,500,000 Ordinary Shares at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-283046) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 7, 2024 (as amended, the “Registration Statement”) was declared effective by the Commission on June 30, 2025.

On July 9, 2025, Masonglory completed its IPO and listed its Ordinary Shares on the Nasdaq Capital Market under the symbol “MSGY”.

In addition to the IPO, Masonglory registered 1,000,000 Ordinary Shares pursuant to the Company’s Registration Statement, that may be sold in public or private transactions or both, from time to time after the closing of the IPO by Fung & Tun Limited, an existing shareholder of the Company. As of the date of the annual report, Fung & Tun Limited has not disposed the 1,000,000 Ordinary Shares that have been registered for sale.

As of the date of this report, 14,225,000 Ordinary Shares were issued and outstanding.

B.	Business Overview

Overview

We are a holding company incorporated in the Cayman Islands with operations conducted in Hong Kong by our Operating Subsidiary, Masontech Limited. We have been engaged in the provision of wet trades services and other ancillary services as a subcontractor in Hong Kong since 2018. As a subcontractor, we provide our customers with comprehensive wet trades works solutions, which principally include (i) plastering on floors, ceilings and walls, (ii) tile laying on internal and external walls and floors, (iii) brick laying, (iv) floor screeding, and (v) marble works.

Our direct customers are generally main contractors of various building construction projects in Hong Kong and the ultimate owners of the projects undertaken by us mainly include property developers in Hong Kong as well as the Hong Kong government. Our project portfolio consists mainly of private sectors projects in Hong Kong, which include both private residential development and commercial development. We also engage in public sector projects in Hong Kong, which include infrastructure and public facilities developments, although to a lesser extent. We take pride in the quality of works which we deliver and we have developed stable relationship with a majority of our customers over the years.

In recognition of our achievements in the wet trades industry in Hong Kong, our Operating Subsidiary has been granted registration as a Group 2 Registered Specialist Trade Contractor under the Registered Specialist Trade Contractors Scheme (formerly known as the Subcontractor Registration Scheme) of the Construction Industry Council since 2020.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

We have an established track record in the wet trades industry in Hong Kong

Since the inception of our Operating Subsidiary in 2018, we have been striving to provide comprehensive wet trades works solutions to our valued customers and in our operating history of over five years, we have built up our expertise in wet trades works as well as our reputation as a dedicated wet trades works subcontractor in the wet trades industry in Hong Kong. Our ability to consistently achieve customer satisfaction has helped build our customer’s confidence in our services and in return, this has created more project engagement opportunities for us. Over the years, we have been awarded by our customers, some of which are leading property developers, with medium to large scale wet trades work projects of various nature in both the private and public sectors including, but limited to, commercial offices, private residential buildings, infrastructures, public housing, government offices. As of the date of this report, we have 6 construction projects on hand (including projects in progress and projects yet to commence). Leveraging our proven track record and our established customer network, we are confident that the demand for our services will continue to grow in the future and we will be able to achieve consistent business growth which will in turn strengthen our competitiveness in the wet trades industry in Hong Kong.

Long-term and stable relationship with our major customers

We have established long-term relationships with customers who we have worked with since the inception of our Operating Subsidiary in 2018, some of which are our major customers as at the date of this report. During the years ended March 31, 2025, 2024 and 2023, all of our major customers are reputable main contractors of various buildings projects in Hong Kong that belonged to renowned construction groups that are listed on the Stock Exchange of Hong Kong Limited. At the same time, we strive to maintain such long-term and stable relationship with our major customers as we derive a significant portion of our revenue from them.

We believe that our major customers, being active construction contractors in Hong Kong, regard us as their preferred business partner and their long-standing relationship with us is attributable to their confidence in our ability to consistently deliver quality service over the years of business cooperation, and this gives us a competitive edge when tendering for wet trades contracts which are crucial to our business operations and future business development. Additionally, through working with our major customers who are sizeable developers in Hong Kong, we are well-versed in meeting stringent safety and quality standards over our wet trades works of other potential customers.

Strong network of pre-approved suppliers

As we strive to consistently deliver high quality and timely services to our customers, we maintain a pre-approved list of available suppliers (consists of both subcontractor workers and suppliers of toolings and materials) to allow us to quickly and efficiently source the required materials, equipment, or services for our customers’ projects. Not only does this help maintain our desired level of workmanship and project outcomes, but it also streamlines our procurement process. We have generally established stable relationships with our suppliers including our major suppliers. For the years ended March 31, 2025, 2024 and 2023, we have engaged over 350 subcontractors and 15 suppliers, over 380 subcontractors and 25 suppliers and over 245 subcontractors and 20 suppliers, respectively. We consider that our good track record of timely payment to our subcontractors allows us to maintain a strong network of suppliers and allows us to maintain long-term and stable relationship with them. We have not adopted any “pay-when-paid” policy with our subcontractors and we generally pay our subcontractors before payment by our customers. For the years ended March 31, 2025, 2024 and 2023, our trade receivables turnover days were approximately 53 days, 62 and 56 days, respectively, while our trade payables turnover days were approximately 24 days, 36 and 38 days, respectively.

We believe that our good track record of timely payment helps us to attract and retain high quality subcontractors. With our established relationships with these subcontractors, we believe that not only can we undertake projects of various scale and fulfil the specifications and requirements of different customers, but also ensure stable and timely delivery of services from our subcontractors.

Implementation of stringent quality assurance system

In addition to our ability to attract and retain high quality subcontractors, we have also implemented a stringent quality control system to regulate our work’s quality, safety and environmental management standard which ensures that we consistently deliver high quality services to our customers. Our dedicated project management team actively monitors the progress of each project and maintains an open dialogue with our subcontractors to ensure that our various work standards are being complied with and implements corrective measures immediately if any instance of non-compliance is identified. For the years ended March 31, 2025, 2024 and 2023 and as at the date of this report, we have not encountered any material disputes and legal proceedings initiated by our customers, and no punitive actions have been taken by any local authorities against our Operating Subsidiary for the violation of any applicable regulations. We believe that our stringent quality control system helps separate us from other competitors and solidifies our position as a dedicated wet trades works subcontractor, which is crucial to our customer retention and business growth.

Experienced and professional management team

Our management team has extensive industry knowledge and project experience in the wet trades work industry in Hong Kong. Mr. SF Tse, our executive director and one of the Controlling Shareholders, has over 20 years of experience in the wet trades work industry in Hong Kong and has managed construction projects of all scales as a project manager. Mr. TT Tse, our executive director and one of the Controlling Shareholders, has over 10 years of experience in the wet trades work industry in Hong Kong and has amassed extensive experience acting as quantity surveyor manager for construction projects. Mr. SF Tse and Mr. TT Tse are jointly responsible for the overall management, formulation of business strategies, project management and day-to-day management of the operations of our Group. Mr. SF Tse and Mr. TT Tse’s qualifications and leadership have facilitated us in formulating business strategies and competitive tenders that are essential to us in securing new business. Their technical know-how and industry knowledge acquired and accumulated over the years have also assisted us in carrying out efficient management of project work and in coping with uncertainties encountered during the projects’ operation. We believe that our experienced and professional management team is an invaluable asset and will continue to contribute to our business development and future prospects.

Our Strategies

Our primary business objective is to further solidify our market position and increase our market share in the Hong Kong wet trades industry. We intend to achieve our business objective by expanding our scale of operation through the implementation of the following strategies:

Expand our workforce

We intend to expand our workforce by employing additional staff in each office department at our Operating Subsidiary. If we do not possess sufficient manpower, our project capacity may be limited and we may not be able to submit tender for additional projects until our project workloads are reduced to a more manageable level. This, however, may severely affect our competitiveness and is not a sustainable solution in the long run. Additionally, our failure to respond to our customer’s tender invitation may be perceived negatively by our customers. As such, in order for us to expand our market share, we need to employ additional staff to increase our project capacity such that we could adopt a more proactive approach in our tender submission strategy. In particular, we believe the employment of additional project management staff to be imperative as the increase in projects generally means an increase in number of project worksites. If we intend to take up more projects without recruiting additional project management staff, we may fail to maintain our service quality because such staff may not be able to closely monitor the work quality of each project and address issues of non-compliance immediately due to their increased workload. As such the employment of additional project management staff is one of our priorities and is critical to the continued success of our business.

Acquisition of additional machineries

Along with the hiring of additional manpower, we believe it is equally important for us to acquire additional machinery such as forklifts and plaster spray machines as our project capacity also depends largely on the availability of machinery. We believe that possessing our own machinery is more cost effective than leasing or relying on the provision of machinery by third parties, such as our customers and subcontractors, because (i) we can ensure that the machinery is optimally serviced and exercise greater control over the deployment of our machinery, (ii) we will not be affected by fluctuation in the leasing costs of machineries, (iii) our reliance on available machinery and equipment from third parties is reduced, and (iv) the accuracy of our project cost estimation will be enhanced, thus enabling us to prepare tenders more accurately and competitively. As such, it is imperative for us to continue to acquire additional machinery to ensure that we maintain an optimal level of machinery to cope with the increase in number of projects as our business expands.

Diversifying our project portfolio

Although we have been involved as a subcontractor for construction works in the public sector, our primary focus is still on private sector projects, which accounted for a majority of our total revenue for the years ended March 31, 2025, 2024 and 2023. Nevertheless, we believe it would be beneficial to diversify our project portfolio to the public sector as this could reduce our dependency on some of our major customers and on the general private market. In particular, we see the need to diversify our project portfolio to the public sector as the Government has been active in recent years in initiating land resumption plans across Hong Kong for public housing and infrastructure developments. With the increased social demand for greater public housing and improved infrastructures, we anticipate that there will be greater opportunities for projects in the public sector in the coming years. We will continue our efforts in establishing our own machinery fleet, strengthening our financial capacity and manpower such that we could meet the requirements and qualify for public sector projects tender.

Strengthening our marketing efforts

We are generally dependent on our existing major customers for project tender invitation and we do not engage in any active marketing of our business. In order to achieve our business objective of increasing our market share in the wet trades industry in Hong Kong, we believe the adoption of a proactive marketing strategy would be critical. Our proposed marketing strategies include the following: (i) setting up our own website and regularly update the general public on our latest development; (ii) placing advertisements in online magazines, industry publications and on websites; and (iii) establishing our own business development team who shall actively identify and reach out to prospective customers on possible project opportunities. We believe that not only would such marketing strategies help improve our market presence, but it would also help diversify our customer base and reduce our customer concentration.

OUR BUSINESS OPERATIONS

Types of works undertaken

We through our Operating Subsidiary is principally engaged in provision of comprehensive wet trades works solutions as a subcontractor in Hong Kong. Our wet trades works generally include (i) plastering on floors, ceilings and walls, (ii) tile laying on internal and external walls and floors, (iii) brick laying, (iv) floor screeding, and (v) marble works. Set forth below is a brief overview of each type of wet trades works we offer:

(i)  Plastering works

Plastering works generally refer to the process of covering rough walls and uneven surfaces in the construction of houses and other structures with a plastic material, called plaster, which is a mixture of lime or cement concrete and sand along with the required quantity of water.

(ii) Tile laying

Tile laying works generally entail the cutting and laying tiles on the surface of floors and walls.

(iii) Brick laying

Brick laying works generally entail the laying of brick blocks in uniform layers.

(iv) Floor screeding

Floor screeding works generally entail the application of a well-blended mixture of cement with graded aggregates and water to a floor base.

(v) Marble works

Marble works generally entail the cutting and laying of marble tiles on the surfaces of floors, window sills and walls.

BUSINESS OPERATION FLOW

The following diagram illustrates the key steps of our business operations:

(i) Project identification and invitation by tender

Our projects are typically secured through invitation-based tendering. Our customers, who are main contractors of different types of building construction projects in Hong Kong, usually invite us to submit a tender proposal as a subcontractor. This invitation can be extended through invitation letters, phone calls, or verbal invitations. Additionally, we are provided with preliminary information regarding the project’s specifications, site conditions, and relevant drawings.

(ii) Tender analysis and preparation of tenders

Upon receiving the tender or quotation details, our directors would conduct an initial assessment and consider various factors to determine whether to bid for the tender. These factors include assessing the project’s profitability, feasibility based on technical specifications, our expertise and capacity, available manpower resources, labor and construction material costs, project schedule, quality expectations, preliminary safety and environmental risk analysis, and other potential risk factors associated with the project. If necessary, we may also conduct on-site inspections to gain a better understanding of the site conditions. Once our directors deem a potential project acceptable based on our assessment, our contract manager takes responsibility for preparing a tender proposal which is reviewed by our directors before it is submitted to the customer for consideration.

For the years ended March 31, 2025, 2024 and 2023, our tender success rate was 15.8%, 15.4% and 15%, respectively.

(iii) Analysis, approval and decision-making by customer

Upon receiving our tender, our customer may seek clarification on the details of our submission through interviews or inquiries. Once our customer decides to engage our services, they will typically inform us of their acceptance of our tender through written confirmation. This is followed by the execution of a formal agreement between us and the customer, which sets out the terms of our engagement.

(iv) Formation of project management team and preparation

Project management team composition and responsibilities

Our project management team is generally tasked with a wide range of responsibilities, including, but not limited to the following: (i) developing work schedules, (ii) engaging, supervising, and collaborating with subcontractors, (iii) arranging for the purchase of construction materials and the transportation of machinery (iv) overseeing work progress, monitoring the project budget, ensuring compliance with all applicable laws and regulations, (v) preparing progress reports, (vi) maintaining an open dialogue with our customers to ensure that the quality of work performed meets their requirements: Our project management team generally consist of the following key personnel:

Site agent — Our site agent is responsible for inspecting fieldwork, including monitoring the work progress and communicating with our foreman about each project’s daily operations.

Site foreman — Our foreman is responsible for coordinating, providing guidance to, and supervising our workers and subcontractors on site. Our foreman is also required to act as a safety supervisor.

Quantity surveyor — Our quantity surveyor is responsible for conducting cost estimation, determining and procuring the required quantity of materials and tools for the project, monitoring their usage, managing project implementation costs, and handling payment applications to our customers.

Safety supervisor — Our safety officer is responsible for setting up safety plans for our subcontractors, inspecting machinery and equipment to ensure they are safe to be used, conducting regular safe walks to maintain a safe working environment and site tidiness, handling safety incidents, and keeping safety records.

Engagement of subcontractors

Depending on the scale and complexity of the project, and our available resources, our project management team would engage subcontractors from our pre-approved list of subcontractors prior to the execution of the project. Our list of pre-approved subcontractors is carefully curated and we select our subcontracts based on their work quality, industry reputation, labor capacity, delivery punctuality, and safety and environmental track record. We will execute a formal service contract with our selected subcontracts. Upon engagement, our subcontractors are given instructions and are closely supervised by our site agents.

Machinery Arrangements

Most of our wet trades works involve the usage of machinery. Our site agent is responsible for managing the machinery and equipment for all projects and determining the types of machinery to be used, the time for the usage of machinery and the transportation logistics of machinery.

Purchasing of materials

We are generally responsible for purchasing and providing the required materials to our subcontractors. Our quantity surveyor will place orders with our list of pre-approved suppliers and purchase the required materials. In some projects, certain construction materials might be purchased by our customer on our behalf for their projects.

(v) Project execution

The construction works are carried out by our subcontractors, who work under the supervision of our onsite project teams and representatives of our customers. Throughout the execution phase, our site agents regularly meet with our customers to review the progress of the work and address any issues that may arise during the project execution phase.

(vi) Project management and supervision

We adopt stringent quality standards pursuant to which our project team is required to complete the construction work on time, avoid poor workmanship, and minimize defects. Our site agents and foreman peruse our customer’s project specifications carefully and maintains constant dialogue with our customers so as to understand the acceptance standard before the completed work is to be inspected by our customer. Our site agents are also required to prepare monthly progress records on the works performed by our workers and subcontractors. Such monthly progress records are passed to our quantity surveyors for review.

(vii) Order variation

During the project execution, it is possible for our customers to request additional work or changes to certain aspects of the project. These orders are commonly known as variation orders. Variation orders can involve various types of modifications, including additions, omissions, substitutions, alterations, changes in quality, form, character, kind, position, or dimension. To address variation orders, we engage in discussions with our customers to reach mutual agreement on the cost implications. This involves determining the amount to be added or deducted from the contract sum, primarily based on the rates established in the original contract. Typically, we receive notification of a variation order through a formal letter from our customer, providing detailed instructions regarding the specific work resulting from the variation order. If necessary, we seek quotations from our subcontractors and prepare a rate proposal for the variation order, which is then submitted to our customer for approval.

(viii) Customer inspection and application for interim payment

During the course of the project execution phase, our customer or their representatives would also inspect our work done from time to time in order to monitor our work quality and confirm completion of the relevant works done before our interim payment applications are certified. Upon completion of such inspection, our customer may issue a report identifying the defects (if any) that need to be rectified.

We are generally entitled to interim payments from our customers on a monthly basis based on the work completed throughout the project execution phase. To receive such payment, we are required to prepare payment applications following the instructions of our customers which normally include details of work completed and variation orders (if any). Once our customer has approved our payment application, the interim payment will be paid to us within 30 days. Our customers usually retain up to 10% of each interim payment and up to a maximum limit of 5% of the contract sum as retention money. Generally, the retention money will be withheld by our customer, 50% of which will be released to us on completion of the project and the remaining 50% upon the agreement of the final account between our customer and us, which usually takes approximately 1 year.

(ix) Project completion

Our project is generally considered to be completed once we have completed our work as specified in the contract. Our customers conduct thorough inspections and examinations of the work we have completed to ensure compliance with their quality standards, requirements, and specifications. Upon completion and passing of the inspection, we will generally receive a completion certificate from our customer. We are then required to submit a detailed project settlement report to our customer within a specified period of time for the purpose of settling the final account, pursuant to which we are required to set out, among others, a detailed breakdown of the project costs including labor, materials, subcontractor expenses and other related expenses.

(x) Defects liability period

Subject to the requirements of our customers, a defects liability period of up to 12 months from the date of completion of the project may be provided by us. During the defects liability period, we are responsible for remedial work that may arise from the defective work or materials used.

OUR PROJECTS

Our project portfolio consists mainly of private sectors projects in Hong Kong, which include both private residential development and commercial development. We also engage in public sector projects in Hong Kong, which include infrastructure and public facilities developments, although to a lesser extent. As at the date of this report, we have four projects on hand (including projects in progress and projects that are awarded to us but have not yet commenced). For the year ended March 31, 2025, we completed in three projects in total. The majority of our revenue was derived from wet trades works for residential developments.

Set forth below are descriptions of the developments for which we performed wet trades works for year ended March 31, 2025:

Residential: we have participated in both private housing projects initiated by some of the leading private property developers in Hong Kong as well as public housing projects initiated by the Hong Kong government. Residential development projects accounted for approximately 63.8% of our revenue for the year ended March 31, 2025.

Commercial: we have participated in office building construction and new commercial zone development project across Hong Kong. Commercial development projects accounted for approximately 0.0% of our revenue for the year ended March 31, 2025.

Infrastructure and public facilities: we have participated in government office and public leisure centre construction projects. Infrastructure and public facilities development projects accounted for approximately 36.2% of our revenue for the year ended March 31, 2025.

OUR CUSTOMERS

For the year ended March 31, 2025, our customers are primarily main contractors of property development and civil engineering projects in Hong Kong. Our five largest customers accounted for 100% of our revenue for the year ended March 31, 2025. For the year ended March 31, 2025, four of our customers generated income which accounted for more than 10% of our annual revenue.

For the year ended March 31, 2025 and as of the date of this report, we did not have any uncollectible accounts receivable from our major customers as identified above and we received timely payment from such major customers pursuant to the agreed payment schedule as stipulated under our contracts. Our management monitors the movements in our accounts receivable, particularly accounts receivable from our major customers, to ensure timely collection and maintain healthy cash flow. This includes regularly reviewing outstanding invoices, analyzing payment patterns, and identifying any potential issues with customer creditworthiness.

We do not enter into long-term agreements with our customers, and our customers generally engage us on a project-by-project basis, which we believe is in line with market practice. For the year ended March 31, 2025 and as of the date of this report, our customers were located in Hong Kong and our purchase were denominated in Hong Kong dollars.

The following are some of the generalized terms included in most of our contracts with our customers including our major customers:

Contract period	:	We are required to follow the pre-determined work schedule. Such schedule may be extended from time to time pursuant to the terms of the contract.

Type and scope of work	:	In accordance with our customer’s requirements, the contract sets out the types and scope of works in details which we are engaged to perform.

Contract sum	:	The final contract sum will be calculated with reference to a schedule of rates and breakdowns by specification of the type of work to be done, as well as the volume and quantities of construction materials and labor to be used.

Payment and settlement terms	:	We are generally entitled to interim payments from our customers on a monthly basis based on the work completed throughout the contract period. This term sets out the procedure relating to the application of interim payments as well as the procedure relating to the settlement of the final account at completion of the project.

Variation orders/contingencies	:	From time to time, we may be instructed to perform additional work or a varied scope of work. Unless otherwise agreed, such variations may be valued with reference to specified rates or by separate quotation.

Liquidated damage	:	The amount of liquidated damage payable by us per day if we fail to complete the agreed scope of work within the contract period as provided in the contract.

Retention monies	:	A portion of progress payment is usually withheld by the customer at a rate of 0% to 10%, but it is subject to a cap of 5% of the contract sum.

Defects liability period	:	In line with industry practice, our customers often specific a defects liability period of up to 12 months after practical or substantial completion of our projects. If any defect is found in our work, we are responsible for making good during the defects liability period.

Termination	:	If our customer are of the opinion that we failed to execute the works in accordance with their requirements and our works are unsatisfactory or likely to be so and cause undue delay to the overall progress of the project, our customers may terminate our contract by giving advance notice of intention of doing so.

Customers who were also our suppliers

There have been occasions where our customers would supply certain construction materials, equipment, machinery or services to us. For instance, our customers may purchase the required construction materials for us, supply protective equipment to our subcontractors and provide onsite cleaning services. In such cases, our customers may deduct the amount for the procurement of such materials, equipment or services in the relevant payment certificates which will be issued to us throughout the project. Customers usually adopt such practices to ensure that the project execution process could better adhere to their quality and standards. For the year ended March 31, 2025 four of our customers were also our suppliers in the same project.

PRICING STRATEGY

Our pricing is determined on a cost-plus basis with emphasis on factors that include: (i) the difficulties and methodology of the project with references made to other similar projects, (ii) the estimated number and types of workers required, (iii) the estimated number and types of machinery required, (iv) the completion time requested by customer, (v) the payment terms and financial strength of the customers, (vi) the prospect of obtaining future contracts from the customer, (vii) the likelihood of any significant fluctuation of the actual cost from our estimated cost having regard to the types and amount of labour, machinery, materials and other resources involved in our cost estimation, and (viii) the prevailing market conditions.

We consider that it is of utmost importance to estimate project cost accurately, as most of our construction projects in the private sector are a lump-sum contract or fixed unit price, which is based on estimated costs plus a mark-up margin, such that unexpected adverse fluctuation in price, budget, or time overrun may result in diminished project return or even a loss. Despite the contracts we enter into with our customers normally being lump-sum contracts, the total contract sum is normally based on the sum of individual rates and quantities listed in a set of schedules typically known as the bills of quantities. When there are changes in the quantities or scope of work, the bills of quantities are generally referred to for agreeing the price of the variations.

SALES AND MARKETING

Our business opportunities arose mainly from invitation for quotation by our existing customers. We currently do not have a dedicated sales and marketing team. We strive to maintain an open dialogue with our customers as it not only helps ensure that we understand their latest business needs, but also allows us to collect vital market information, thereby allowing us to keep track of the latest market demand on pricing, product range and quality. We would also receive tender invitations through referral from our existing suppliers or customers, which we believe is attributable to our well-established presence in the wet trades industry in Hong Kong and our good customer and supplier relationships.

SUPPLIERS

The suppliers of goods and services that are essential for our business operations can be categorized into three main groups: (i) subcontractors who provide specialized services required for our projects, (ii) suppliers who provide constructions materials and equipment that are required by our subcontractors, and (iii) suppliers of other miscellaneous services such as machinery rental and repair and maintenance services. For the years ended March 31, 2025 and 2024, our suppliers were located in Hong Kong and our purchase were denominated in Hong Kong dollars.

Subcontractors

We generally engage and subcontract our wet trades works to different subcontractors, which is inline with the industry practice in Hong Kong. Our customers generally consent to our use of subcontractor and do not limit which subcontractor we use. Our subcontractors consist of both individual professionals and incorporated companies who possess the necessary skills and manpower to carry out the subcontracting works. We conduct a thorough evaluation of potential subcontractors, considering various factors to ensure their suitability for our projects. The relevant factors which we take into account include their background, technical capabilities, experience, service quality, track records, available labor resources, ability to meet project timelines, reputation, and safety performance. Based on the aforesaid evaluation, we establish and maintain a list of approved subcontractors, which we regularly review and update.

As our customers engage us on a project-by-project basis, we have not entered into any long-term or standard contract with our subcontractors. The key terms of the subcontracting engagements include pricing, scope of work, time of performance, arrangement of labor, purchase of materials, and safety requirements.

We are liable to our customers for the performance and the quality of work done by our subcontractors. As such, our subcontractors are not allowed to subcontract parts of our projects without our permission. In the event that our subcontractors subcontract parts of our projects without our permission, we have the absolute discretion to terminate the contract immediately and our subcontractor shall be liable for our consequential additional costs incurred. We require our subcontractors to follow our in-house rules in relation to work quality, occupational safety, and environmental protection. In general, our project team will supervise our subcontractors on a continuing basis to ensure that they comply with our in-house rules.

For the years ended March 31, 2025 and 2024, we incurred subcontracting fees of approximately US$18,926,090 and US$15,266,179, respectively.

Suppliers of materials and equipment

We generally source all required construction materials and equipment on a project-by-project basis and do not commit to any minimum purchase amount with our suppliers. The primary materials we source from our suppliers include Portland cement, concrete blocks, hydraulic lime, aggregates and sand. Additionally, we rely on our suppliers for the supply of a range of equipment, such as personal protective equipment, parts, and components for our machineries, as well as ancillary tools for wet trades works. We enter into the agreements for the supply of materials from our list of approved suppliers after we have been awarded a construction contract and place the orders for the materials in advance of the commencement of construction work to fix the purchase price of the construction materials to minimize cost fluctuation and ensure stable supply. Our suppliers of construction materials normally grant us a credit period of not more than 30 days from the invoice date. As we place orders with our list of pre-approved suppliers on a project-by-project basis, we do not keep materials in inventory. The terms of our supply contracts include the type of materials, price, quantity, and payment terms.

We maintain our list of pre-approved suppliers as we strive to ensure consistent in the materials and equipment that we use. We select our suppliers based on the following key facts: (i) quality of materials, (ii) timeliness of delivery, (iii) previous experience and length of partnership with the supplier, (iv) competitiveness of the price offered, and (v) reputation of the supplier. As at the date of this report, we have over 16   suppliers in our pre-approved list of suppliers and we have generally maintained good business relationship with our suppliers of materials and equipment. We understand that the materials which we source directly affect the quality of the work we produce and as such, we conduct thorough inspections of the materials supplied and request for immediate replacement if our project team is of the opinion that the quality of the materials fail to comply with the specifications or standards provided in the purchase order.

For the years ended March 31, 2025 and 2024, we incurred fees of approximately US$1,523,119 and US$3,243,662 in the purchase of materials and equipment from our suppliers, respectively.

MACHINERY

We rely on the use of machinery and equipment to enable us to carry out our wet trades works. Depending on our project capacity we either deploy our own machinery or rent from our suppliers. Our site agent is responsible for managing the machinery for all projects and determining the types of machinery to be used, the time for the usage of machinery and the transportation logistics of machinery. The machinery and equipment we utilize in our projects include:

(i)	Plaster spraying machine	A plaster spraying machine is a piece of equipment used for applying plaster or mortar onto walls, ceilings, or other surfaces. The machine allows for efficient and uniform coverage of large areas, reducing the manual labor involved in traditional plastering methods.

(ii)	Forklift	A forklift is a type of powered industrial truck used for lifting and transporting heavy loads over short distances. It is equipped with two fork-like prongs at the front that can be inserted under pallets or other loads, allowing the forklift to lift and move them.

As at the date of this report, we own 5 forklifts, all of which are put into operation in construction sites. We generally do not encounter the need for the storage of idle machinery and equipment. With the possession of our own machinery and equipment, we do not have to rely completely on our suppliers for machinery and equipment rental services. Nevertheless, we believe that investment in machinery and equipment is crucial for us to have greater control and allow us to cater to projects of larger scale and increase our tender success rate in the future.

SEASONALITY

We believe that the wet trades industry in Hong Kong does not exhibit any significant seasonality.

QUALITY CONTROL

(i) Quality control over services rendered

We adopt stringent quality standards pursuant to which our project team is required to complete the construction work on time, avoid poor workmanship, and minimize defects. Our site agents and foreman peruse our customer’s project specifications carefully and maintains constant dialogue with our customers so as to understand the acceptance standard before the completed work is to be inspected by our customer. Our site agents are also required to prepare monthly progress records on the works performed by our workers and subcontractors. Such monthly progress records are passed to our quantity surveyors for review.

(ii) Quality control over materials and equipment purchased

We maintain a stringent quality monitoring process for the materials and equipment we purchased. To ensure the quality of our supplies, our project team would only source the required materials and equipment from our pre-approved list of suppliers, and our site agents and site foremen would conduct a thorough inspection of the materials and equipment purchased before they are utilized. Any defective materials or equipment identified would be immediately returned to the supplier for replacement. On some occasions, our customers may also inspect the materials used by us at work sites and verify the specifications.

MAJOR LICENSES

As of the date of this report, we hold the following licenses in respect to our operation:

Issuing authority	Type of registration	Registered Trade	Holder	Expiry date
Construction Industry Council	Registered Specialist Trade Contractor	Plastering (Group 2)	Masontech Limited	March 17, 2028

We are a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme (“RSTCS”). The RSTCS is a certification scheme that aims to improve the quality, standards, and competence of specialist trade contractors in the construction industry in Hong Kong. An applicant applying for registration as a Registered Specialist Trade Contractor (“RSTC”) must meet all registration requirements relating to safety, management, job experience, execution, finance and integrity management. Each RSTC is subject to the monitoring of the committee on RSTCS (“Committee”) and is required to renew their applications every three years to update their business information for assessment of suitability to be continued to be listed under the RSTCS. Each designated trade under the RSTCS is further divided into Group 1 or Group 2, with Group 2 having generally higher registration requirements (such as higher available working capital, higher number of qualified safety personnel and management staff, and projects with higher contract value). Under the rules and procedures for RSTC, for the designated trade of plastering, Group 1 registrants are imposed with a tender limit of subcontract value of up to HK$10 million whereas Group 2 registrants are not imposed with any tender limit. According to the Construction Industry Council, as at the date of this report, there were only 49 registered specialist trade contractors in the designated trade category of plastering (Group 2) under the RSTCS.

We believe our registration as a RSTC with Group 2 plastering certification is significant as it provides us with several key benefits including the following:

1)	Quality and Competence Assurance — Our registration under the RSTCS demonstrates that we have met the scheme’s stringent requirements for qualifications, competence, and adherence to industry standards, which provides assurance to our clients that we are capable of delivering high-quality work.

2)	Increased Opportunities — Our ability to obtain a Group 2 plastering certification, further separates us from other market competitors including Group 1 and other non-registered competitors as we have demonstrated that we have the available resources to take on construction projects of larger scale and in particular, we are not subject to any tender limit of subcontract value under the relevant rules and procedures for RSTC, which is imposed on Group 1 registrants. This opens the gateway for us to larger scale construction projects and makes us a more attractive candidate in tender process.

3)	Lower Risk of Non-compliance — Our registration under the RSTCS ensures that we are compliant with the relevant industry regulations, standards, and best practices as we are subject to monitoring and assessment by the Committee. This can help us better avoid issues related to non-compliance, which can lead to penalties, reputational damage, or even the loss of our registration under the RSTCS.

All in all, we believe our status as a RSTC is an indication of our commitment to professionalism, quality, and industry standard. It reassures our customers that we have the necessary expertise and processes in place to effectively supervise subcontractors and meet their project requirements.

COMPETITION

The wet trades industry in Hong Kong is considered relatively fragmented in terms of number of market participants. According to Construction Industry Council, there were over 500 contractors registered under the trade specialties of “Finishing Wet Trades” as at the date of this report. Nevertheless, there are market entry barriers to the wet trades industry in Hong Kong that hinder new subcontractors from entry and such entry barriers include, but is not limited to, the following: (i) reputation and industry experience, (ii) customer and supplier connections, (iii) sufficiency of working capital, and (iv) technical know-how and experienced management team. Our main competitors include both private and listed companies in Hong Kong who are engaged in the provision of wet trades works as subcontractors. We believe that our proven track record shows that we are able to compete against our competitors and even if the competition within the wet trades industry in Hong Kong intensifies in the future, we are confident that we are able to withstand the intense competition with our competitive strengths.

INTELLECTUAL PROPERTY

As at the date of this report, we do not own any patents, copyrights, trademarks or domains.

INSURANCE AND SURETY

For the years ended March 31, 2025 and 2024, we undertook projects in the role of subcontractor. Our wet trades works were covered by the employees’ compensation insurance, third party liability insurance and contractor’s all risks insurance taken out by the main contractors for the entire construction projects. Such insurance policies covered and protected all employees of main contractors and subcontractors of all tiers working in the relevant construction site and works performed by them in the relevant construction site.

We also maintained employees’ compensation insurance for our executive directors and employees at our office. In addition, we have taken out third-party liability insurance regarding the use of our motor vehicles. We believe that our insurance coverage is adequate and consistent with the industry norm having regard to our current operations and the prevailing industry practice.

FACILITIES

We do not own any real property.

Our principal executive office is located at Room 8, 25/F, CRE Centre 889 Cheung Sha Wan Kowloon, Hong Kong. We believe that our facilities are adequate to meet our needs for the immediate future and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

EMPLOYEES

For the years ended March 31, 2025 and 2024, our Operating Subsidiary employed a total number of 11 and 11 employees in Hong Kong, respectively. All of our employees were stationed in Hong Kong. The following table sets out a breakdown of our employees by function:

	As of March 31, 2025	As of March 31, 2024
Director	2	2
Chief finance officer	1	1
Foreman	4	4
Quantity surveyor	2	2
Finance and administration	1	1
Contract manager	1	1
Total	11	11

We believe that our Operating Subsidiary maintains a good working relationship with its employees, and it has not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the years ended March 31, 2025 and 2024. There has not been any trade union set up for our employees.

We also emphasize the continuing education and quality training of our staff to enhance its work performance. Our employees also receive in-house training on a regular basis to enhance their technical knowledge on industry quality standards, safety standards, site management, and operation of tools. We consider our training program to be only used as a platform to upgrade the skills of our employees regularly, but also used to encourage greater cohesion. These measures increase overall efficiency and loyalty, and they also serve as a means of retaining quality employees. We review the performance of our employees from time to time in order to determine salary adjustments and promotion appraisals.

OCCUPATIONAL HEALTH AND WORK SAFETY

We are committed to providing a safe and healthy working environment and we have adopted an occupational health and safety system as required by relevant occupational health and safety laws, rules, and regulations for the benefit of our employees and our subcontractors’ employees. Staff handbook is given to our employees to ensure that they are familiar with our occupational health and safety policy. It is also our concern not to put the general public in danger. Our site agent and foremen are responsible for setting up safety plans for workers before carrying out their work on construction sites, inspecting machinery and equipment to ensure they are safe to be used, conducting regular safe walks to maintain a safe working environment and site tidiness, handling safety incidents, and keeping safety records. In addition, we will conduct regular internal safety audits and regular safety training with our staff.

LEGAL PROCEEDINGS

As of the date of this report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations.

ENVIRONMENTAL PROTECTION

Our operations at project sites are subject to certain environmental requirements pursuant to the laws in Hong Kong, including primarily those in relation to air pollution control, water pollution control, noise control and waste disposal for the years ended March 31, 2025, 2024 and 2023.

For the years ended March 31, 2025, 2024 and 2023 and up to the date of this report, we did not record any material non-compliance with the applicable environmental requirements that resulted in prosecution, conviction or penalty being brought against us.

REGULATIONS

The section sets forth a summary of the principal Hong Kong laws and regulations relevant to our business and operations in Hong Kong.

LAWS AND REGULATIONS IN RELATION TO LABOUR, HEALTH AND SAFETY

For the years ended March 31, 2025, 2024 and 2023 and up to the date of this report, our site workers and our subcontractors engaged in wet trades works and were therefore subject to the following laws and regulations.

Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong)

Construction Workers Registration Ordinance requires construction workers to be registered for carrying out construction work on a construction site. Under the Construction Workers Registration Ordinance, “construction work” means, among other things, any building operation involved in preparing for any operation such as the addition, renewal, alteration, repair, dismantling or demolition of any specified structure that involves the structure of the specified structure or any other specified structure. “Construction site” means, subject to certain exceptions, a place where construction work is, or is to be, carried out. Under section 40 of the Construction Workers Registration Ordinance, no person shall be registered as a registered construction worker unless the Registrar of Construction Workers is satisfied, among other things, that the person has attended the relevant construction work-related safety training course. Further, under section 44 of the Construction Workers Registration Ordinance, the Registrar of Construction Workers shall not renew the registration of a person unless the Registrar of Construction Workers is satisfied that, among other things, (i) the person has attended the relevant construction work-related safety training course and (ii) if the registration will, on the date of expiry, have been in effect for not less than two years, the person has attended and completed, during the period of one year immediately before the date of application for renewal of the registration, such development courses applicable to his registration as the Construction Industry Council may specify.

The Construction Workers Registration Ordinance also contains a “designated workers for designated skills” provision, which provides that only registered skilled or semi-skilled workers of designated trade divisions are permitted to carry out construction works on construction sites relating to those trade divisions independently. Unregistered skilled or semi-skilled workers are only allowed to carry out construction works of designated trade divisions (i) under the instruction and supervision of registered skilled or semi-skilled workers of relevant designated trade division(s); (ii) in proposed emergency works (i.e. construction works which are made or maintained consequential upon the occurrence of emergency incidents); or (iii) in small-scale construction works (e.g. value of works not exceeding HK$100,000).

The “designated workers for designated skills” provision is implemented in two stages. Stage 1 of the “designated workers for designated skills” provision, of which “designated works” include construction, re-construction, addition, alternation and building services works, has been implemented with immediate effect from 1 April 2017. Upon implementation of Stage 1 of the “designated workers for designated skills” provision pursuant to the Construction Workers Registration Ordinance, registered skilled and semi-skilled workers for designated trade divisions shall be included as registered construction workers of the Register of Construction Workers, and accordingly, subcontractors of construction sites are required to employ only registered skilled and semi-skilled workers for designated trade divisions to carry out construction works on construction sites in relation to those trade divisions independently.

Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong)

The Factories and Industrial Undertakings Ordinance provides for the safety and health protection to workers in an industrial undertaking. Under the Factories and Industrial Undertakings Ordinance, it is the duty of a proprietor of an industrial undertaking to take care of, so far as is reasonably practicable, the health and safety at work of all persons employed by him at the industrial undertaking. The duties of a proprietor extend to include:

●	providing and maintaining plant and work systems that do not endanger safety or health;

●	making arrangements for ensuring safety and health in connection with the use, handling, storage and transport of articles and substances;

●	providing all necessary information, instructions, training and supervision for ensuring safety and health;

●	providing and maintaining safe access to and egress from the workplaces; and

●	providing and maintaining a safe and healthy working environment.

A proprietor who contravenes any of these duties commits an offence and is liable to a fine of HK$500,000. A proprietor who contravenes any of these requirements wilfully and without reasonable excuse commits an offence and is liable to a fine of HK$500,000 and to imprisonment for six months.

Matters regulated under the subsidiary regulations of the Factories and Industrial Undertakings Ordinance, including the Construction Sites (Safety) Regulations (Chapter 59I of the Laws of Hong Kong), include (i) the prohibition of employment of persons under 18 years of age (save for certain exceptions); (ii) the maintenance and operation of hoists; (iii) the duty to ensure safety of places of work; (iv) prevention of falls; (v) safety of excavations; (vi) the duty to comply with miscellaneous safety requirements; and (vii) provision of first aid facilities. Non-compliance with any of these rules is an offence and different levels of penalty will be imposed and a contractor guilty of the relevant offence could be liable to a fine up to HK$200,000 and imprisonment up to 12 months. In addition, under the Factories and Industrial Undertakings (Safety Management) Regulation (Chapter 59AF of the Laws of Hong Kong), any contractor (i) in relation to construction work with a contract value of HK$100 million or more; or (ii) in relation to construction work having an aggregate of 100 or more workers in a day working in a single construction site; or (iii) in relation to construction work having an aggregate of 100 or more workers in a day working in two or more construction sites is obliged to appoint a safety auditor to conduct a safety audit to collect, assess and verify information on the efficiency, effectiveness and reliability of its safety management system and consider improvements to the system at least once in every six months. Further, any contractor (i) in relation to construction work having an aggregate of 50 or more but less than 100 workers in a day working in a single construction site; or (ii) in relation to construction work having an aggregate of 50 or more but less than 100 workers in a day working in two or more construction sites is obliged to appoint a person, being a person who is capable of competently carrying out a safety review, to be the safety review officer to conduct a safety review to review the effectiveness of its safety management system and consider improvements to the effectiveness of the system at least once in every six months. Any person who contravenes these requirements commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment of six months.

According to the Factories and Industrial Undertakings (Safety Management) Regulation, the safety auditor shall (i) be a registered safety officer under the Factories and Industrial Undertakings (Safety Officers and Safety Supervisors) Regulations (Chapter 59Z of the Laws of Hong Kong); (ii) have not less than three years’ full-time experience, in the five years period immediately preceding the application for registration with the Labour Department, in a managerial post responsible for industrial safety and health matters in respect of an industrial undertaking; (iii) occupy, at the time of the application for registration with the Labour Department, the managerial post or a like post; (iv) have successfully completed a scheme conducted by a registered scheme operator; and (v) understand the requirements under legislation in Hong Kong relating to industrial safety and health matters. Pursuant to the Code of Practice on Safety Management issued by the Labour Department, a safety auditor should (i) understand his task and be competent to carry it out; (ii) be familiar with the industry and the processes being carried out in the relevant industrial undertaking; (iii) have a good knowledge of the safety management practices in the industry; and (iv) have the necessary experience and knowledge to enable him to evaluate performance and identify deficiencies effectively, while a safety review officer should (i) have a good understanding of the operation of the relevant industrial undertaking in respect of which he conducts the safety review; (ii) have a good understanding of the legal requirements in force in Hong Kong relating to industrial safety and health; and (iii) have received appropriate training in how to review the effectiveness of a safety management system with a view to improving it.

Factories and Industrial Undertakings (Loadshifting Machinery) Regulation (Chapter 59AG of the Laws of Hong Kong) (“Loadshifting Machinery Regulations”)

Under regulation 3 of the Loadshifting Machinery Regulations, the responsible person of a loadshifting machine shall ensure that the machine is only operated by a person who (i) has attained the age of 18 years; and (ii) holds a valid certificate applicable to the type of loadshifting machine to which that machine belongs. Under the Loadshifting Machinery Regulations, loadshifting machines used in industrial undertakings refer to forklift trucks.

Under regulation 8 of the Loadshifting Machinery Regulations, a responsible person who without reasonable excuse contravenes regulation 3 commits an offence and is liable to a fine of HK$50,000.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Employers must as far as reasonably practicable ensure the safety and health in their workplaces by:

●	providing and maintaining plant and systems of work that are safe and without risks to health;

●	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;

●	as regards any workplace under the employer’s control:

–	maintenance of the workplace in a condition that is safe and without risks to health; and

–	provision and maintenance of means of access to and egress from the workplace that are safe and without any such risks;

●	providing all necessary information, instructions, training and supervision for ensuring safety and health; and

●	providing and maintaining a working environment for the employer’s employees that is safe and without risks to health.

Failure to comply with any of the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

The Commissioner for Labour may also issue an improvement notice against non-compliance of the Occupational Safety and Health Ordinance or the Factories and Industrial Undertakings Ordinance or suspension notice against activity or condition of workplace which may create imminent risk of death or serious bodily injury. Failure to comply with such notice without reasonable excuse constitutes an offence punishable by a fine of HK$200,000 and HK$500,000 respectively and imprisonment of up to 12 months.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the Employees’ Compensation Ordinance, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

According to section 15(1A) of the Employees’ Compensation Ordinance, employer shall report work injuries of its employee to the Commissioner of Labour not later than 14 days after the accident, irrespective of whether the accident gives rise to any liability to pay compensation.

According to section 24 of the Employees’ Compensation Ordinance, a principal contractor shall be liable to pay compensation to subcontractors’ employees who are injured in the course of their employment to the subcontractor. The principal contractor is, nonetheless, entitled to be indemnified by the subcontractor who would have been liable to pay compensation to the injured employee. The employees in question are required to serve a notice in writing on the principal contractor before making any claim or application against such principal contractor.

Pursuant to section 40 of the Employees’ Compensation Ordinance, all employers (including contractors and subcontractors) are required to take out insurance policies to cover their liabilities both under the Employees’ Compensation Ordinance and at common law for injuries at work in respect of all their employees (including full-time and part-time employees). Under section 40(1B) of the Employees’ Compensation Ordinance, where a principal contractor has undertaken to perform any construction work, it may take out an insurance policy for an amount not less than HK$200 million per event to cover his liability and that of his subcontractor(s) under the Employees’ Compensation Ordinance and at common law. Where a principal contractor has taken out a policy of insurance under section 40(1B) of the Employees’ Compensation Ordinance, the principal contractor and a subcontractor insured under the policy shall be regarded as having complied with section 40(1) of the Employees’ Compensation Ordinance.

An employer who fails to comply with the Employees’ Compensation Ordinance to secure an insurance cover is liable on conviction upon indictment to a fine at level 6 (currently at HK$100,000) and to imprisonment for two years.

Limitation Ordinance (Chapter 347 of the Laws of Hong Kong)

Under the Limitation Ordinance, the time limit for an applicant to commence common law claims for personal injuries is three years from the date on which the cause of action accrued.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

A principal contractor shall be subject to the provisions on subcontractor’s employees’ wages in the Employment Ordinance. According to section 43C of the Employment Ordinance, a principal contractor or a principal contractor and every superior subcontractor jointly and severally is/are liable to pay any wages that become due to an employee who is employed by a subcontractor on any work which the subcontractor has contracted to perform, and such wages are not paid within the period specified in the Employment Ordinance. The liability of a principal contractor and superior subcontractor (where applicable) shall be limited to (a) the wages of an employee whose employment relates wholly to the work which the principal contractor has contracted to perform and whose place of employment is wholly on the site of the building works; and (b) the wages due to such an employee for two months (such months shall be the first two months of the period in respect of which the wages are due).

An employee who has outstanding wage payments from subcontractor must serve a notice in writing on the principal contractor within 60 days after the wage due date. A principal contractor and superior subcontractor (where applicable) shall not be liable to pay any wages to the employee of the subcontractor if that employee fails to serve a notice on the principal contractor.

Upon receipt of such notice from the relevant employee, a principal contractor shall, within 14 days after receipt of the notice, serve a copy of the notice on every superior subcontractor to that subcontractor (where applicable) of whom he is aware. A principal contractor who without reasonable excuse fails to serve notice on the superior subcontractor(s) shall be guilty of an offence and shall be liable on conviction to a fine at level 5 (currently at HK$50,000).

Pursuant to section 43F of the Employment Ordinance, if a principal contractor or superior subcontractor pays to an employee any wages under section 43C of the Employment Ordinance, the wages so paid shall be a debt due by the employer of that employee to the principal contractor or superior subcontractor, as the case may be. The principal contractor or superior subcontractor who pays an employee any wages under section 43C of the Employment Ordinance may either (i) claim contribution from every superior subcontractor to the employee’s employer or from the principal contractor and every other such superior subcontractor as the case may be, or (ii) deduct by way of set-off the amount paid by him from any sum due or may become due to the subcontractor in respect of the work that he has subcontracted.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Immigration Ordinance (Chapter 115 of the Laws of Hong Kong)

According to section 38A of the Immigration Ordinance, a construction site controller (i.e. the principal or main contractor and includes a subcontractor, owner, occupier or other person who has control over or is in charge of a construction site) shall take all practicable steps to (i) prevent having illegal immigrants from being on site or (ii) prevent illegal workers who are not lawfully employable from taking employment on site.

Where it is proved that (i) an illegal immigrant was on a construction site or (ii) such illegal worker who is not lawfully employable took employment on a construction site, the construction site controller commits an offence and is liable to a fine of HK$350,000.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (set at HK$40 per hour as at the Latest Practicable Date) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPF Schemes Ordinance”)

Employers are required to enroll their regular employees (except for certain exempt persons) aged between at least 18 but under 65 years of age and employed for 60 days or more in a Mandatory Provident Fund (“MPF”) scheme within the first 60 days of employment.

For both employees and employers, it is mandatory to make regular contributions into a MPF scheme. For an employee, subject to the maximum and minimum levels of income (set at HK$30,000 and HK$7,100 per month, respectively, as at the Latest Practicable Date), an employer will deduct 5% of the relevant income on behalf of an employee as mandatory contributions to a registered MPF scheme with a ceiling (set at HK$1,500 as at the Latest Practicable Date). Employer will also be required to contribute an amount equivalent to 5% of an employee’s relevant income to the MPF scheme, subject only to the maximum level of income (set at HK$30,000 as at the Latest Practicable Date).

Industry Schemes

Industry Schemes were established under the MPF system for employers in the construction and catering industries in view of the high labour mobility in these two industries, and the fact that most employees in these industries are “casual employees” whose employment is on a day-to-day basis or for a fixed period of less than 60 days.

For the purpose of the Industry Schemes, the construction industry covers the following eight major categories:

1)	foundation and associated works;

2)	civil engineering and associated works;

3)	demolition and structural alteration works;

4)	refurbishment and maintenance works;

5)	general building construction works;

6)	fire services, mechanical, electrical and associated works;

7)	gas, plumbing, drainage and associated works; and

8)	interior fitting-out works.

The MPF Schemes Ordinance does not stipulate that employers in these two industries must join the Industry Schemes. The Industry Schemes provide convenience to the employers and employees in the construction and catering industries.

Casual employees do not have to switch schemes when they change jobs within the same industry, so long as their previous and new employers are registered with the same Industry Scheme. This is convenient for scheme members and saves administrative costs.

LAWS AND REGULATIONS IN RELATION TO ENVIRONMENTAL PROTECTION

We are subject to the following laws and regulations in connection with the environmental protection as our business activities of wet trades works as a subcontractor.

Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong)

The Air Pollution Control Ordinance is the principal legislation in Hong Kong for controlling emission of air pollutants and noxious odour from construction, industrial and commercial activities and other polluting sources. Subsidiary regulations of the Air Pollution Control Ordinance impose control on air pollutant emissions from certain operations through the issue of licences and permits.

A contractor shall observe and comply with the Air Pollution Control Ordinance and its subsidiary regulations, including without limitation the Air Pollution Control (Open Burning) Regulation (Chapter 311O of the Laws of Hong Kong), the Air Pollution Control (Construction Dust) Regulation (Chapter 311R of the Laws of Hong Kong) and the Air Pollution Control (Smoke) Regulations (Chapter 311C of the Laws of Hong Kong). The contractor responsible for a construction site shall devise, arrange methods of working and carry out the works in such a manner so as to minimise dust impacts on the surrounding environment, and shall provide experienced personnel with suitable training to ensure that these methods are implemented. Asbestos control provisions in the Air Pollution Control Ordinance require that building works involving asbestos must be conducted only by registered asbestos contractors and under the supervision of a registered consultant.

Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong)

The NRMM Regulation came into effect on 1 June 2015 to introduce regulatory control on the emissions of NRMMs, including non-road vehicles and regulated machines that are subject to the NRMM Regulations (the “Regulated Machines”). Unless exempted, NRMMs which are regulated under this provision are required to comply with the emission standards prescribed under this regulation. Under section 5 of the NRMM Regulation, starting from 1 December 2015, only approved or exempted NRMMs with a proper label are allowed to be used in specified activities and locations including construction sites. However, existing NRMMs which are already in Hong Kong on or before 30 November 2015 will be exempted from complying with the emission requirements pursuant to section 11 of the NRMM Regulation. Under Section 5 of the NRMM Regulation, any person who uses or causes to be used a Regulated Machine in specified activities or locations without (i) exemption or approval by the Environmental Protection Department is liable on conviction to a fine of HK$200,000 and to imprisonment for six months, and (ii) a proper label is liable on conviction to a fine of HK$50,000 and to imprisonment for up to three months.

Pursuant to the Technical Circular issued by the Work Branch of the Development Bureau on 8 February 2015, an implementation plan to phase out the use of exempted NRMMs for four types of exempted NRMMs (namely generators, air compressors, excavators and crawler cranes) has been included in the Technical Circular, under which, all new capital works contracts of public works including design and build contracts with an estimated contract value exceeding HK$200 million and tenders invited on or after 1 June 2015 shall require the contractor to allow no exempted generator and air compressor to be used after 1 June 2015 and the number of exempted excavators and crawler cranes not to exceed 50%, 20% and 0% of the total units of exempted NRMMs from 1 June 2015, 1 June 2017 and 1 June 2019 respectively.

Noise Control Ordinance (Chapter 400 of the Laws of Hong Kong)

The Noise Control Ordinance controls, among others, the noise from construction, industrial and commercial activities. A contractor shall comply with the Noise Control Ordinance and its subsidiary regulations in carrying out construction works. For construction activities that are to be carried out during the restricted hours and for percussive piling during the daytime, not being a general holiday, construction noise permits are required from the Director of the Environmental Protection Department in advance.

Under the Noise Control Ordinance, construction works that produce noises and the use of powered mechanical equipment (other than percussive piling) are not allowed between 7:00 p.m. and 7:00 a.m. or at any time on general holidays, unless prior approval has been granted by the Director of the Environmental Protection Department through the construction noise permit system. The use of certain equipment is also subject to restrictions. Hand-held percussive breakers and air compressors must comply with noise emissions standards and be issued with a noise emission label from the Director of the Environmental Protection Department.

Any person who carries out any construction work except as permitted is liable on first conviction to a fine of HK$100,000 and on subsequent convictions to a fine of HK$200,000, and in any case to a fine of HK$20,000 for each day during which the offence continues.

Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong)

The Water Pollution Control Ordinance controls the effluent discharged from all types of industrial, commercial, institutional and construction activities into public sewers and public drain. For any industry/trade generating wastewater discharge (except domestic sewage or unpolluted water that are discharged into communal sewer or communal drain), they are subject to licensing control by the Director of the Environmental Protection Department. All discharges, other than domestic sewage or unpolluted water to communal sewer or communal drain, must be covered by an effluent discharge license. The license specifies the permitted maximum allowable quantity and effluent standards of the effluent. The general guidelines are that the effluent does not damage sewers or pollute inland or inshore marine waters.

According to the Water Pollution Control Ordinance, unless being licensed under the Water Pollution Control Ordinance, a person who discharges any waste or polluting matter into the waters of Hong Kong in a water control zone or discharges any matter, other than domestic sewage and unpolluted water, into a communal sewer or communal drain in a water control zone commits an offence and is liable to imprisonment for six months and (a) for a first offence, a fine of HK$200,000; (b) for a second or subsequent offence, a fine of HK$400,000, and (c) in addition, if the offence is a continuing offence, a fine of HK$10,000 for each day during which it is proved to the satisfaction of the court that the offence has continued.

Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong)

The Waste Disposal Ordinance controls the production, storage, collection and disposal including treatment, reprocessing and recycling of wastes. At present, livestock waste and chemical waste are subject to specific controls whilst unlawful deposition of waste is prohibited. Import and export of waste is generally controlled through a permit system.

A contractor shall observe and comply with the Waste Disposal Ordinance and its subsidiary regulations, including without limitation the Waste Disposal (Charges for Disposal of Construction Waste) Regulation (Chapter 354N of the Laws of Hong Kong) and the Waste Disposal (Chemical Waste) (General) Regulation (Chapter 354C of the Laws of Hong Kong).

Under the Waste Disposal (Charges for Disposal of Construction Waste) Regulation, construction waste can only be disposed at designated prescribed facilities and a main contractor who undertakes construction work with a value of HK$1 million or above will be required, within 21 days after being awarded the contract, to establish a billing account in respect of that particular contract with the Director of the Environmental Protection Department to pay any disposal charges for the construction waste generated from the construction work under that contract.

Under the Waste Disposal (Chemical Waste) (General) Regulation, a person who produces chemical waste or causes it to be produced has to register as a chemical waste producer. Any chemical waste produced must be packaged, labeled and stored properly before disposal. Only a licensed waste collector can transport the waste to a licensed chemical waste disposal site for disposal. Chemical waste producers also need to keep records of their chemical waste disposal for inspection by the Environmental Protection Department.

Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong)

Pursuant to section 127 of the Public Health and Municipal Services Ordinance, where a nuisance notice is served on the person by reason of whose act, default or sufferance the nuisance arose or continues, or if that person cannot be found, on the occupier or owner of the premises or vessel on which the nuisance exists, then if either the nuisance to which the notice relates arose by reason of the wilful act or default of that person, or that person fails to comply with any of the requirements of the notice within the period specified therein, that person shall be guilty of an offence.

Emission of dust from any building under construction or demolition in such manner as to be a nuisance is actionable under the Public Health and Municipal Services Ordinance. The maximum penalty of section 127 as mentioned above is a fine at level 3 (currently HK$10,000) upon conviction with a daily fine of HK$200.

Discharge of muddy water etc. from a construction site is actionable under the Public Health and Municipal Services Ordinance. The maximum fine is level 5 (currently HK$50,000) upon conviction.

Any accumulation of water on any premises found to contain mosquito larvae or pupae is actionable under the Public Health and Municipal Services Ordinance. The maximum penalty is a fine at level 4 (currently at HK$25,000) upon conviction and a daily fine of HK$450.

Any accumulation or deposit which is a nuisance or injurious to health is actionable under the Public Health and Municipal Services Ordinance. The maximum penalty is level 3 (currently at HK$10,000) upon conviction and a daily fine of HK$200.

Any premises in such a state as to be a nuisance or injurious to health is actionable under the Public Health and Municipal Services Ordinance. The maximum penalty is a fine of level 3 (currently at HK$10,000) upon conviction and a daily fine of HK$200.

LAWS AND REGULATIONS IN RELATION TO CONTRACTOR LICENSING REGIME AND OPERATION

As a subcontractor engaged in wet trades works, we are subject to the following laws, regulations and possible legislation.

Registered Specialist Trade Contractors Scheme

Subcontractors which are involved in, among others, plastering in Hong Kong may apply for registration under the Registered Specialist Trade Contractors Scheme managed by the Construction Industry Council, a body corporate established under the Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong) in February 2007.

The Subcontractor Registration Scheme (substituted by the Registered Specialist Trade Contractors Scheme on 1 April 2019) was formerly known as the Voluntary Subcontractor Registration Scheme (the “VSRS”), which was introduced by the Provisional Construction Industry Co-ordination Board (the “PCICB”). The PCICB was formed in September 2001 to spearhead industry reform and to pave way for the early formation of the statutory industry coordinating body.

A technical circular issued by the Works Branch of the Development Bureau (then the Environment, Transport and Works Bureau) (“WBDB”) on 14 June 2004 (now subsumed into the Project Administration Handbook for Civil Engineering Works by the Civil Engineering and Development Department) requires that all public works contractors with tenders to be invited on or after 15 August 2004 to employ all subcontractors (whether nominated, specialist or domestic) registered from the respective trades available under the VSRS.

After the Construction Industry Council took over the work of the PCICB in February 2007 and the VSRS in January 2010, the Construction Industry Council launched stage two of the VSRS in January 2013. VSRS was also then renamed Subcontractor Registration Scheme. All subcontractors registered under the VSRS have automatically become registered subcontractors under the Subcontractor Registration Scheme.

With effect from 1 April 2019, the Registered Specialist Trade Contractors Scheme replaced the Subcontractor Registration Scheme. The Registered Specialist Trade Contractors Scheme comprises of two registers: the Register of Specialist Trade Contractors (“RSTC”) and the Register of Subcontractors (“RS”). All subcontractors who are registered under the seven trades namely demolition, concreting formwork, reinforcement bar fixing, concreting, scaffolding, curtain wall and erection of concrete precast component of the Subcontractor Registration Scheme have automatically become Registered Specialist Trade Contractors and no application is required. All subcontractors who are registered under the remaining trades of the Subcontractor Registration Scheme have been retained as registered subcontractors and no application is required. With effect from 1 January 2021, plastering trade was upgraded as the eighth designated trade. All registered subcontractors who are registered under the plastering trade have automatically become Registered Specialist Trade Contractors under the plastering trade (Group 1) and no application is required.

Registered Specialist Trade Contractors within each designated trade are further divided into Group 1 (“Group 1”) or Group 2 (“Group 2”) according to the relevant registration requirements under the Registered Specialist Trade Contractors Scheme fulfilled by them. The tender limits (the “Tender Limits”) for tenders to be invited for subcontractors vary among the different designated trade categories for Group 1. For the designated trade of plastering, the Tender Limits of contracts/subcontracts value up to HK$10 million for Group 1, will be imposed for projects to be invited for tenders on or after 1 January 2022. There are no Tender Limits imposed for Group 2.

Categories of registration

Subcontractors may apply for registration on the Subcontractor Registration Scheme in one or more of 52 trades covering common structural, civil, finishing, electrical and mechanical works and supporting services. The 52 trades further branch out into around 94 specialties, including general demolition, and others (concrete coring and saw cutting) etc. Since 1 April 2019, subcontractors may apply for registration on the RSTC in one or more of the seven designated trades including demolition, reinforcement bar fixing, erection of concrete precast component, concreting formwork, concreting, scaffolding and curtain wall and on the RS in other common civil, building, electrical and mechanical trades. Since 1 January 2021, subcontractors may apply for registration on the RSTC in the designated trade of plastering.

Where a contractor is to subcontract/sub-let part of the public works involving trades available under the Primary Register (a list of companies registered in accordance with the Rules and Procedures for the Primary Register of the Registered Specialist Trade Contractors Scheme) of the Registered Specialist Trade Contractors Scheme, it shall engage all subcontractors (whether nominated, specialist or domestic) who are registered under the relevant trades in the Primary Register of the Registered Specialist Trade Contractors Scheme. Should the subcontractors further subcontract (irrespective of any tier) any part of the public works subcontracted to them involving trades available under the Primary Register of the Registered Specialist Trade Contractors Scheme, the contractor shall ensure that all subcontractors (irrespective of any tier) are registered under the relevant trades in the Primary Register of the Registered Specialist Trade Contractors Scheme.

Requirements for registration under the Registered Specialist Trade Contractors Scheme

Applications for registration under the RS are subject to the following entry requirements:

(a)	completion of at least one job within the last five years as a main contractor/subcontractor in the trades and specialities for which registration is applied or to have acquired comparable experience by itself/its proprietors, partners or directors within the last five years;

(b)	listings on one or more government registration schemes operated by policy bureaus or departments of the Hong Kong Government relevant to the trades and specialties for which registration is sought; and

(c)	the proprietor, partner or director having been employed by a registered subcontractor for at least five years with experience in the trade/specialty applying for and having completed all the modules of the Project Management Training Series for Subcontractors (or equivalent) conducted by the Construction Industry Council; or the company’s proprietor, partner or director having registered as Registered Skilled Worker under the Construction Workers Registration Ordinance for the relevant trade/specialty with at least five years’ experience in the trade/specialty applying for and having completed the Senior Construction Workers Trade Management Course (or equivalent) conducted by the Construction Industry Council.

Applications for registration under the RSTC are subject to a number of requirements based on the relevant trade category and tender limits as detailed in Schedule 2 of the Rules and Procedures for the Register of Specialist Trade Contractors issued by the Construction Industry Council in January 2021.

Validity period of registration and renewal of registration

A registered subcontractor shall apply for renewal within three months before the expiry date of its registration whereas a registered specialist trade contractor shall apply for renewal not earlier than six months but not later than three months before the expiry date of its registration by submitting an application to the Construction Industry Council in a specified format providing information and supporting documents as required to show compliance with the entry requirements. An application for renewal shall be subject to approval by the committee on Registered Specialist Trade Contractors Scheme which oversees the Registered Specialist Trade Contractors Scheme (the “Committee”). If some of the entry requirements covered in an application can no longer be satisfied, the Committee of the Construction Industry Council may give approval for renewal based on those trades and specialties where the requirements are met. An approved renewal as a registered subcontractor shall be valid for three or five years from the expiry of the current registration whereas the approved renewal for a registered specialist trade contractor shall be valid for not less than 36 months after the decision date for that application for renewal.

Codes of Conduct

A registered subcontractor and a registered specialist trade contractor shall observe the Codes of Conduct for Registered Subcontractor (Schedule 8 of the Rules and Procedures for the Primary Register of the Subcontractor Registration Scheme) (the “Codes of Conduct”). Failure to comply with the Codes of Conduct may result in regulatory actions taken by the Committee.

The circumstances pertaining to a registered subcontractor that may call for regulatory actions include, but are not limited to:

(a)	supply of false information when making an application for registration, renewal of registration or inclusion of additional trades;

(b)	failure to give timely notification of changes to the registration particulars;

(c)	serious violations of the registration rules and procedures;

(d)	convictions of senior management staff (including but not limited to proprietors, partners or directors) for bribery or corruption under the Prevention of Bribery Ordinance (Chapter 201 of the Laws of Hong Kong);

(e)	convictions for failure to pay wages on time to workers in accordance with the relevant provisions contained in the Employment Ordinance;

(f)	wilful misconducts that may bring the Subcontractor Registration Scheme (and since 1 April 2019, the Registered Specialist Trade Contractors Scheme) into serious disrepute;

(g)	civil awards/judgments in connection with the violation of or convictions under the relevant sections of the Mandatory Provident Fund Schemes Ordinance;

(h)	convictions under the Factories and Industrial Undertakings Ordinance or Occupational Safety and Health Ordinance in relation to serious construction site safety incidents resulting in one or more of the following consequence: (i) loss of life; or (ii) serious bodily injury resulting in loss or amputation of a limb or had caused or was likely to cause permanent total disability

(i)	conviction of five or more offences under the Factories and Industrial Undertakings Ordinance and/or Occupational Safety and Health Ordinance each arising out of separate incidents in any six months period (according to the date of committing the offence but not the date of conviction), committed by the Registered Subcontractor at each of a construction site under a contract;

(j)	convictions for employment of illegal worker under the Immigration Ordinance; or

(k)	late payment of workers’ wages and/or late payment of contribution under the Mandatory Provident Fund Schemes Ordinance over ten days with solid proof of such late payment of wages and/or contribution.

The circumstances that may lead to regulatory actions be taken against a registered specialist trade contractor include, but are not limited to (a) a petition for winding-up or bankruptcy has been filed against the registered specialist trade contractor or other financial problems; (b) registered specialist trade contractor’s failure to answer queries or provide information relevant to the registration within the prescribed time specified by the committee of the Construction Industry Council; (c) misconduct or suspected misconduct of the registered specialist trade contractor; (d) court conviction or violation of any law by the registered specialist trade contractor, including but not limited to the Factories and Industrial Undertakings Ordinance, Occupational Safety and Health Ordinance, Employment Ordinance, Mandatory Provident Fund Schemes Ordinance, Immigration Ordinance, Prevention of Bribery Ordinance, Construction Industry Council Ordinance, Construction Workers Registration Ordinance; (e) matters of public interest; (f) serious or suspected serious poor performance or other serious causes in any public or private sector works contract; and (g) the registered specialist trade contractor’s failure to comply with any provisions of the Rules and Procedures for the Registered Specialist Trade Contractors Scheme.

Regulatory actions

The Committee may instigate regulatory actions against a registered subcontractor by directing that: (a) written strong direction and/or warning be given to a registered subcontractor; (b) a registered subcontractor to submit an improvement plan with the contents as specified and within a specified period; (c) a registered subcontractor be suspended from registration for a specified duration; or (d) the registration of a registered subcontractor be revoked. The Committee may instigate regulatory actions against a registered specialist trade contractor by directing that: (a) written warning be given to the registered specialist trade contractor; (b) the registered specialist trade contractor be suspended from registration for a specified period; (c) the grouping of a registered specialist trade contractor be changed; or (d) the registration of the registered specialist trade contractor be revoked.

OTHERS

Proposed Security of Payment Legislation (“SOPL”)

The Government has conducted a public consultation on the SOPL for the construction industry to promote fair payment and help main contractors, subcontractors, consultants, sub-consultants and suppliers to receive payment on time for work done and services provided, so as to improve payment practices and provide rapid dispute resolution.

The SOPL will, among others:

●	prohibit “pay when paid” and similar terms in contracts, which refer to provisions in contracts that make payment contingent or conditional on the operation of other contracts or agreements, meaning that payment is conditional on the payer receiving payment from a third party;

●	prohibit payment periods of more than 60 calendar days for interim payments and 120 calendar days for final payments;

●	enable parties who are entitled to progress payments under the terms of a contract covered by the SOPL to claim such payments as statutory payment claims, upon receipt of which the payer has 30 calendar days to serve a payment response, and parties who are entitled to payments under statutory payment claims will be entitled to pursue adjudication if the statutory payment claims are disputed or ignored; and

●	grant parties the right to suspend or reduce the rate of progress of works after either non-payment of an adjudicator’s decision or non-payment of amounts admitted as due.

All contracts and sub-contracts, whether in written or oral form, for (i) government works, under which the Government and specified public entities procure construction and maintenance activities or related services, materials or plant; and (ii) private sector works, under which private entities procure construction activities for new buildings (as defined in the Buildings Ordinance) with a main contract value of over HK$5 million or procure related services, material or plant or supply-only contracts with a contract value of over HK$500,000, will be governed by the SOPL. Where the main contract is covered by the SOPL, all subcontracts (irrespective of tier) will be covered by the SOPL regardless of value. The legislation will not apply to private sector construction works relating to new buildings with a main contract value of less than HK$5 million or related services, material or plant supply-only contracts with a contract value of less than HK$500,000.

The proposed legislation will not apply retrospectively but will apply only to contracts entered on or after a date to be set by or pursuant to the legislation.

The SOPL is designed to assist contractors throughout the contractual chain to ensure cash-flow and access to a swift dispute resolution process. However, there are still uncertainties on the final legislative framework to be submitted to the Legislative Council for consideration and approval.

The Government released a Technical Circular on the Implementation of the Spirit of Security of Payment Legislation in Public Works Contracts (the “Technical Circular”) in October 2021. The Technical Circular sets out the policy on the implementation of the spirit of the SOPL in public works contracts with a view to facilitating timely processing of contract payments and providing an interim mechanism for speedy resolution of payment disputes before the enactment of the SOPL. The scope of contracts covered by theTechnical Circular includes public works contracts, term contracts and related subcontracts tendered (i) on or after December 31, 2021, for tenders to be invited from Group B or Group C contractors on the List of Approved Contractors for Public Works; and (ii) on or after April 1, 2022, for tenders to be invited from other contractors on the List of Approved Contractors for Public Works or the List of Approved Suppliers of Materials and Specialist Contractors for Public Works.

The implementation date of the proposed SOPL has not been announced, and therefore does not affect our Operating Subsidiary.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and, as soon as practicable after the prescribed business registration fee and levy are paid, issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect to capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession, or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax, which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies, and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (“PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense that may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data the individual considers to be inaccurate.

The PDPO criminalizes, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request, and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

C.	Organizational Structure

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this annual report:

Name	Background	Ownership
Masonglory (BVI) Limited	– A BVI company – Incorporated on February 20, 2024 – Issued share capital of US$2.00	100% owned by Masonglory Limited
Masontech Limited	– A Hong Kong company – Incorporated on September 11, 2018 – Issued share capital of HK$20.00 – A registered specialist trade contractor (Group 2 – Plastering)	100% owned by Masonglory (BVI) Limited

D.	Property Plant and Equipment

Please refer to “Item 4. Information on the Company—B. Business Overview—Properties and Facilities.”

Item 4A. Unresolved Staff Comments

Not applicable

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This report contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this report. See “Cautionary Statement Regarding Forward-Looking Information”.

5A. Operating Results

Overview

We are a holding company incorporated in the Cayman Islands with operations conducted in Hong Kong by our Operating Subsidiary, Masontech Limited. We have been engaged in the provision of wet trades services and other ancillary services as a subcontractor in Hong Kong since 2018. As a subcontractor, we provide our customers with comprehensive wet trades works solutions, which principally include (i) plastering on floors, ceilings and walls, (ii) tile laying on internal and external walls and floors, (iii) brick laying, (iv) floor screeding, and (v) marble works.

The Company completed its initial public offering on the NASDAQ on July 8, 2025, issuing 1,500,000 ordinary shares at a price of US$4.00 per share. In addition, the Company entered into an underwriting agreement with the underwriter on July 7, 2025, which granted the underwriter a 45-day option to purchase up to an additional 225,000 ordinary shares at the public offering price of US$4.00 per share, less underwriting discounts, to cover any over-allotment. Subsequently, on July 24, 2025, the underwriter exercised the over-allotment option in full, purchasing an additional 225,000 ordinary shares at the public offering price of US$4.00 per share. The initial public offering and the exercise of the over-allotment option closed on July 24, 2025, with gross proceeds totaling US$6,900,000, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on July 8, 2025 on The Nasdaq Capital Market and commenced trading under the ticker symbol “MSGY”.

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

We and our subsidiaries’ results of operations have been and will continue to be affected by a number of factors, including those set forth below:

Economic, political, and social conditions in China and Hong Kong, as well as its government policies, laws, and regulations

Our key operations are in Hong Kong. However, due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by the political, economic, and social conditions in the PRC generally and by the continued economic growth in China as a whole. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political, and legal developments in the PRC.

Hong Kong is a Special Administrative Region of the PRC, and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely the Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Competition from other players in the market

We generally secure our projects after undergoing a tendering process. We submit quotation or tender price for a project that is based on our project cost estimate and a mark-up margin. The wet trades industry in Hong Kong is highly competitive, and it is often the case that multiple of our competitors bid for the same project that we do. We thus generally scale down our mark-up margin to be submitted to the project owner when competition for a project is perceived to be intense, and hence, the operating profit margin and our results of operation may be adversely affected.

Our ability to attract new customers and secure new projects

Our success depends in large part upon widespread adoption of our quality, safety, and timeliness by our customers. In order to attract new customers and continue to expand our customer base, we must appeal to and attract customers who identify with our project management expertise. In addition, our projects are non-recurrent in nature, and our future success depends in part on our ability to increase our project backlog over time. If we are unable to timely secure sufficient new projects when existing projects are completed, our turnover and, hence, results of operations may have a material setback and we may also suffer from higher staff turnover.

Shortage of labor, industrial actions, strikes or material increase in labor costs

We rely on a stable workforce, either directly employed by us or our subcontractors, to carry out construction work for our projects. In particular, subcontractors with various skills and expertise are required for each project to complete the work. Industrial actions of any one discipline may disrupt the progress of the construction work. There is no assurance that industrial actions or strikes will not be launched or there will be sufficient supply of labor in the future. Such industrial actions, strikes or material shortage of labor may adversely impact our business performance, profitability and results of operation. Moreover, the economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties. We expect that the labor costs, including wages and employee benefits, will continue to increase. Since our subcontracting fees include the labor of our subcontractors, when there is a significant increase in the cost of labor, our subcontracting fees will increase and as a result, our profitability would be adversely affected. Unless we are able to control the labor costs or pass on these increasing labor costs, our financial condition and results of operations may be adversely affected.

Cost control and management

Our cost of sales mainly comprises (i) subcontracting fees, (ii) direct labor costs, (iii) cost of materials and tools, and (iv) other construction costs. Although we determine our project prices based on a cost-plus method with reference to the time and costs estimated to be involved in a project, the actual time and costs involved in completing our foundation and related projects may be adversely escalated in materials and labor, adverse weather conditions, and changes in rules, regulations, and policies in Hong Kong. Therefore, the failure to control and manage the cost and time involved in a project may give rise to delays in completion of work and/or cost overruns, which in turn may materially and adversely affect our financial condition, profitability, and liquidity.

Collectability and timing of collection of our trade receivables and retention receivables

We normally receive progress payments from our customers on a regular basis with reference to the value of work done, and a portion of such payment, which is in general up to 10% of each interim payment, and up to a maximum limit of 5% to 10% of the contract sum, is usually withheld by our customers as retention money, and normally, part will be remitted to us after completion of our work and the remaining will be remitted to us upon the agreement of the final account between our customers and us according to the contract terms. Accordingly, we are subject to considerable credit risk, and there can be no assurance that the retention money or any future retention money will be remitted by our customers to us on a timely basis and in full. Any late payment, whether arising from payment practice of our customers or delay in completion of our projects, may adversely affect our future liquidity position.

Our ability to fulfil backlog orders

Our backlog consists of the remaining unearned revenue on awarded contracts. We include in our backlog estimates of the amount of consideration to be received and such estimated value is generally firm or can be estimated with a reasonable amount of certainty in both timing and amounts. As construction on our contracts progresses, we increase or decrease backlog to take account of changes in estimated quantities under fixed-price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenue and costs, including completion bonuses. Substantially all of the contracts in our backlog may be canceled or modified at the election of the customer. Reductions in backlog due to cancellation by a customer, or for other reasons, could significantly reduce the revenue that we actually receive from contracts in backlog. In the event of a project cancellation, we may be reimbursed for certain costs, but we typically have no contractual right to the total revenues reflected in our backlog. Backlog amounts are determined based on target price estimates that incorporate historical trends, anticipated seasonal impacts, experience from similar projects and from communications with our customers. These estimates may prove inaccurate, which could cause estimated revenue to be realized in periods later than originally expected, or not at all. As a result, our backlog as of any particular date is an uncertain indicator of future revenue and earnings. In addition, contracts included in our backlog may not be profitable. If our backlog fails to materialize, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

The following table shows a reconciliation of our backlog as of March 31, 2025 and 2024:

	As of March 31,
	2025	2024
	USD	USD
Contract revenues on uncompleted contracts at the beginning of the year	13,924,481	15,536,125
New contracts awarded during the year	14,215,149	18,327,607
Contract adjustment	10,054,085	689,392
Contracts revenue recognized for the year	(23,318,482)	(20,628,643)
Backlog at the end of the year	14,875,233	13,924,481

Our backlog increased from US$13,924,481 as of March 31, 2024 to US$14,875,233 as of March 31, 2025, representing an increase of US$950,752. The increase in our backlog was due primarily to the increased contract adjustment of our existing construction projects, in which it represented additional construction works requested by our customers which completed for the year ended March 31, 2025. Nevertheless, the timing and extent to which backlog will result in direct revenue depends on many factors, including the timing of commencement of work, the rate at which we perform services, scope changes, cancellations, delays, receipt of regulatory approvals and the nature, duration, size, complexity and phase of the studies. In addition, delayed projects remain in backlog until they are canceled. As a result of these factors, our backlog is not necessarily a reliable indicator of future direct revenue and we might not realize all or any part of the direct revenue from the authorizations in backlog as of any point in time.

The following table shows a reconciliation of our backlog as of March 31, 2024 and 2023:

	As of March 31,
	2024	2023
	USD	USD
Contract revenues on uncompleted contracts at the beginning of the year	15,536,125	22,901,979
New contracts awarded during the year	18,327,607	—
Contract adjustment	689,392	586,077
Contracts revenue recognized for the year	(20,628,643)	(7,951,931)
Backlog at the end of the year	13,924,481	15,536,125

Our backlog reduced from US$15,536,125 as of March 31, 2023 to US$13,924,481 as of March 31, 2024, representing a decrease of US$1,611,644. The decrease in our backlog was due primarily to the increased completion and fulfillment of existing orders by us in our existing construction projects. Nevertheless, the timing and extent to which backlog will result in direct revenue depends on many factors, including the timing of commencement of work, the rate at which we perform services, scope changes, cancellations, delays, receipt of regulatory approvals and the nature, duration, size, complexity and phase of the studies. In addition, delayed projects remain in backlog until they are canceled. As a result of these factors, our backlog is not necessarily a reliable indicator of future direct revenue and we might not realize all or any part of the direct revenue from the authorizations in backlog as of any point in time.

We do not present separate contract liabilities on the face of the Consolidated Balance Sheet as of March 31, 2025 and 2024 as the majority of our backlog has not yet resulted in customer prepayments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. As a result, management is required to routinely make judgments and estimates about the effects of matters that are inherently uncertain. Actual results may differ from these estimates under different conditions or assumptions.

Critical accounting policy is both material to the presentation of financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on financial condition or results of operations. Accounting estimates and assumptions may become critical when they are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance.

Critical accounting estimates are estimates that require us to make assumptions about matters that were highly uncertain at the time the accounting estimate were made and if different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely occur from period to period, have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Please refer to the Note 2 to the Consolidated Financial Statements for the details of significant accounting policies.

RESULTS OF OPERATIONS

Year ended March 31, 2025, compared to year ended March 31, 2024

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the year ended March 31,
	2025	2024	Change
	US$	US$	%
Revenues	23,318,482	20,628,643	13.0
Cost of revenue	(21,146,746)	(18,927,164)	11.7
Gross profit	2,171,736	1,701,479	27.6

Operating expenses:
Administrative expenses	(668,785)	(181,483)	268.5
Total operating expenses	(668,785)	(181,483)	268.5

Other income (expense):
Interest expense, net	-	(261)
Other income	2,448	5,686	(100)
Total other income, net	2,448	5,425	(54.9)

Income from operations and before tax expenses	1,505,399	1,525,421	(1.3)
Income tax expense	(229,517)	(229,218)	0.1
Net income	1,275,882	1,296,203	(1.6)

Revenue

Our revenue increased from US$20,628,643 for the year ended March 31, 2024 to US$23,318,482 for the year ended March 31, 2025, representing an increase of approximately US$2,689,839 or 13.0%. The increase in our revenue was mainly driven by the increased volume of work performed by us in our existing sizeable projects. In particular, the overall number of revenue-generating projects increased from 7, in the year ended March 31, 2024, to 9 in the year ended March 31, 2025.

The following table sets forth the breakdown of our revenue by sector for the years ended March 31, 2025 and 2024, respectively:

	For the year ended March 31,
	2025	2024
	US$	US$
Revenues
Public Sector	8,490,226	1,355,251
Private Sector	14,828,256	19,273,392
Total Revenue	23,318,482	20,628,643

Cost of Revenue

Our cost of services mainly comprised subcontracting fees, cost of materials and toolings, direct labour costs and overhead costs. A breakdown of our cost of revenue for the years ended March 31, 2025 and 2024 are as follows:

	For the year ended March 31,
	2025	2024
	US$	US$
Cost of revenue
Subcontracting costs	18,926,090	15,266,179
Material costs	1,413,376	3,243,662
Direct labor costs	308,077	176,090
Depreciation	1,383	7,023
Overhead costs	497,820	234,210
Total cost of revenue	21,146,746	18,927,164

Our cost of services increased from US$18,927,164 for the year ended March 31, 2024 to US$21,146,746 for the year ended March 31, 2025, representing an increase of approximately US$2,219,582 or 11.7%. The increase was generally in line with the increase in revenue while the increase in subcontracting costs, material costs, direct labor costs and overhead costs for the year ended March 31, 2025 was mainly attributable to the increase in the amount of works performed by us in our existing projects during the year ended March 31, 2025.

With respect to material costs, we closely monitor the changes in price levels on a regular basis and we have noticed a gradual increase in the price of raw materials and especially river sand, which is one of the key raw materials used in wet trade works. However, such inflationary pressures have not materially affected our results of operations and we do not expect such inflationary pressures to have a material effect on our results of operations in the future as we have established long-term stable relationships with our main suppliers who are able to consistently supply the necessary raw materials to us at favorable price without significant mark-ups despite the gradual increase in raw material costs.

In general, we take into account the recent upward or downward movements in the market price of raw materials when we prepare our budget for each project before we submit our tender to our customers to mitigate against inflationary pressures. For instance, we may adjust our pricing by increasing our subcontracting fees to pass on inflation driven cost increase to our customers. However, if there is any unexpected increase in the pricing of raw materials after we are awarded a project, such increase in price may not be passed onto our customers as our subcontracting fee is fixed and governed by our subcontracting agreement with our customers. In such event, our results of operations may be affected. For the years ended March 31, 2025 and 2024, we did not experience any unexpected increase in pricing of raw materials after we were awarded a project.

Gross profit and gross profit margin

Our gross profit increased by 27.6% to US$2,171,736 for the year ended March 31, 2025, from US$1,701,479 for the year ended March 31, 2024. Our gross profit margin increased to 9.3% for the year ended March 31, 2025, from 8.3% for the year ended March 31, 2024. The increase in gross profit margin could be attributed to the strong performance of our public sector projects. Such projects experienced a significant increase in revenue, but without a corresponding proportionate increase in the associated costs of revenue due to our management’s implementation of effective cost control measures.

The following table sets out the gross profit and gross profit margin by sector for the years ended March 31, 2025 and 2024, respectively:

	For the year ended March 31,
	2025		2024
	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin
	US$	%	US$	%
Public Sector Projects	1,722,538	20.3	148,983	11.0
Private Sector Projects	449,198	3.0	1,552,496	8.1
Gross profit	2,171,736	9.3	1,701,479	8.3

Our gross profit from public sector projects was US$1,722,538 for the year ended March 31, 2025, as compared to US$148,983 for the year ended March 31, 2024, an increase of US$1,573,555, or 1,056.2%. The increase in gross profit was mainly attributable to the increase in revenue generated from our infrastructure development projects. Our gross profit margin from public sector projects for the year ended March 31, 2024 increased from 11.0% for the year ended March 31, 2024 to 20.23% for the year ended March 31, 2025, which was mainly due to our directors’ ability to negotiate for better pricing and more favorable terms with our suppliers.

Our gross profit from private sector projects was US$449,198 for the year ended March 31, 2025, as compared to US$1,552,496 for the year ended March 31, 2024, a decrease of US$1,103,298, or 71.1%. The decrease in gross profit was mainly attributable to the decrease in revenue generated from our residential and commercial development projects. Our gross profit margin from private sector projects decreased from 8.1% for the year ended March 31, 2024 to 3.0% for the year ended March 31, 2025, which was due to increase in cost of revenue from the delay of projects.

Other income and expenses

Our other income mainly represents bank interest income. The following table sets forth a breakdown of other income (expenses):

	For the year ended March 31,
	2025	2024
	US$	US$
Income
Bank interest income	2,448	5,686
Expenses
Overdraft interest	-	(25)
Finance lease interest	-	(236)
Total	2,448	5,425

Our other income decreased from US$5,425 for the year ended March 31, 2024 to US$2,448 for the year ended March 31, 2025. Such decrease was primarily attributable to the decrease in bank interest income.

Income tax expenses

We are not subject to any income tax in the Cayman Islands and the BVI pursuant to the rules and regulations in those jurisdictions, but our Operating Subsidiary, Masontech Limited, is subject to Hong Kong profits tax. Our income tax expense increased by US$299 from US$229,218 for the year ended March 31, 2024 to US$229,517 for the year ended March 31, 2025, primarily attributable to an increase in our taxable income. Our applicable income tax rate for the year ended March 31, 2024 and 2025, being tax charged for the year divided by profits before taxation, was 16.5%.

Net income and total comprehensive income

As a result of the forgoing, we reported a net income and total comprehensive income of US$1,275,882 for the year ended March 31, 2025, as compared to US$1,296,203 for the year ended March 31, 2024, a decrease of US$20,321, or 1.57%. Such decrease was mainly attributable to the increase in administrative expenses for the year ended March 31, 2025, in which the increase is due to more indirect listing expenses incurred for the year ended March 31, 2025.

Year ended March 31, 2024, compared to year ended March 31, 2023

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the year ended March 31,
	2024	2023	Change
	US$	US$	%
Revenues	20,628,643	7,951,931	159.4
Cost of sales	18,927,164	7,582,351	149.6
Gross profit	1,701,479	369,580	360.4

Operating expenses:
Administrative expenses	(181,483)	(142,871)	27.0
Total operating expenses	(181,483)	(142,871)	27.0

Other income (expense):
Interest expense, net	(261)	(1,777)	85.3
Other income	5,686	124,371	95.4
Total other income, net	5,425	122,594	95.6

Income from operations and before tax expenses	1,525,421	349,303	336.7
Income tax expense	(229,218)	(16,949)	1252.4
Net income	1,296,203	332,354	290.0

Revenue

Our revenue increased from US$7,951,931 for the year ended March 31, 2023 to US$20,628,643 for the year ended March 31, 2024, representing an increase of approximately US$12,676,712 or 159.4%. The increase in our revenue was mainly driven by the increased volume of work performed by us in our existing sizeable projects. In particular, the total number of our projects which contributed revenue of over US$1,000,000 increased from 2 during the year ended March 31, 2023, to 5 during the year ended March 31, 2024. Additionally, the overall number of revenue-generating projects increased from 5, in the year ended March 31, 2023, to 7 in the year ended March 31, 2024, with 1 project being completed as of March 31, 2024. As the majority of the sizeable projects commenced in or about mid-to-late 2022, the impact on our revenue was only fully realized during the year ended March 31, 2024.

We obtain new business via tender submission, which we usually receive invitations from our customers. In the fiscal years ending on March 31, 2023 and 2024, we submitted 13 and 20 tenders, respectively. Our success rate in winning these tenders was approximately 15.4% and 15% for the respective years. We attribute our success to our established reputation for delivering high-quality work, our expertise in wet trades operations, and our consistent ability to complete projects on time. These factors have helped us build trust with our customers and created more tendering opportunities for us.

The following table sets forth the breakdown of our revenue by sector for the years ended March 31, 2024 and 2023, respectively:

	For the year ended March 31,
	2024	2023
	US$	US$
Revenues
Public Sector	1,355,252	169,311
Private Sector	19,273,392	7,782,621
Total Revenue	20,628,643	7,951,931

Cost of Revenue

Our cost of services mainly comprised subcontracting fees, cost of materials and toolings, direct labour costs and overhead costs. A breakdown of our cost of revenue for the years ended March 31, 2024 and 2023 are as follows:

	For the year ended March 31,
	2024	2023
	US$	US$
Cost of revenue
Subcontracting costs	15,266,179	5,799,018
Material costs	3,243,662	1,541,024
Direct labor costs	176,090	75,247
Depreciation	7,023	21,075
Overhead costs	234,210	145,988
Total cost of revenue	18,927,164	7,582,351

Our cost of services increased from US$7,582,351 for the year ended March 31, 2023 to US$18,927,164 for the year ended March 31, 2024, representing an increase of approximately US$11,344,813 or 149.6%. The increase was generally in line with the increase in revenue while the increase in subcontracting costs, material costs, direct labor costs and overhead costs for the year ended March 31, 2024 was mainly attributable to the increase in the amount of works performed by us in our existing projects during the year ended March 31, 2024.

With respect to material costs, we closely monitor the changes in price levels on a regular basis and we have noticed a gradual increase in the price of raw materials and especially river sand, which is one of the key raw materials used in wet trade works. However, such inflationary pressures have not materially affected our results of operations and we do not expect such inflationary pressures to have a material effect on our results of operations in the future as we have established long-term stable relationships with our main suppliers who are able to consistently supply the necessary raw materials to us at favorable price without significant mark-ups despite the gradual increase in raw material costs. For instance, despite the increase in our works performed as a forestated, our materials costs remained relatively stable and accounted for 17.1% and 20.3% of the total cost of revenue for the years ended March 31, 2024 and 2023, respectively.

In general, we take into account the recent upward or downward movements in the market price of raw materials when we prepare our budget for each project before we submit our tender to our customers to mitigate against inflationary pressures. For instance, we may adjust our pricing by increasing our subcontracting fees to pass on inflation driven cost increase to our customers. However, if there is any unexpected increase in the pricing of raw materials after we are awarded a project, such increase in price may not be passed onto our customers as our subcontracting fee is fixed and governed by our subcontracting agreement with our customers. In such event, our results of operations may be affected. For more information relating such risks, please see entitled “Risk Factors — Rising costs and limited supply of raw materials may increase our costs and affect our performance”. For the years ended March 31, 2024 and 2023, we did not experience any unexpected increase in pricing of raw materials after were awarded a project.

Gross profit and gross profit margin

Our gross profit increased by 360.4% to US$1,701,479 for the year ended March 31, 2024, from US$369,580 for the year ended March 31, 2023. Our gross profit margin increased to 8.3% for the year ended March 31, 2024, from 4.7% for the year ended March 31, 2023. The increase in gross profit margin could be attributed to the strong performance of our private sector projects. Such projects experienced a significant increase in revenue, but without a corresponding proportionate increase in the associated costs of revenue due to our management’s implementation of effective cost control measures.

The following table sets out the gross profit and gross profit margin by sector for the years ended March 31, 2024 and 2023, respectively:

	For the year ended March 31,
	2024		2023
	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin
	US$	%	US$	%
Public Sector Projects	148,983	11	18,620	11
Private Sector Projects	1,552,496	8.1	350,959	4.5
Total
Gross profit	1,701,479	8.3	369,580	4.7

Our gross profit from public sector projects was US$148,983 for the year ended March 31, 2024, as compared to US$18,620 for the year ended March 31, 2023, an increase of US$130,363, or 700.1%. The increase in gross profit was mainly attributable to the increase in revenue generated from our infrastructure development projects. Our gross profit margin from public sector projects for the year ended March 31, 2023 and 2024 remained stable at 11%.

Our gross profit from private sector projects was US$1,552,496 for the year ended March 31, 2024, as compared to US$350,959 for the year ended March 31, 2023, an increase of US$1,201,537, or 342.4%. The increase in gross profit was mainly attributable to the increase in revenue generated from our residential and commercial development projects. Our gross profit margin from private sector projects increased from 4.5% for the year ended March 31, 2023 to 8.1% for the year ended March 31, 2024, which was mainly due to our directors’ ability to negotiate for better pricing and more favorable terms with our suppliers.

Other income and expenses

Our other income mainly represents bank interest income and subsidy from the Employment Support Scheme launched by the Hong Kong government. The following table sets forth a breakdown of other income (expenses):

	For the year ended March 31,
	2024	2023
	US$	US$
Income
Government subsidy	-	124,000
Bank interest income	5,686	371
Expenses
Overdraft interest	(25)	-
Finance lease interest	(236)	(1,777)
Total	5,425	122,594

Our other income decreased from US$122,594 for the year ended March 31, 2023 to US$5,425 for the year ended March 31, 2024. Such decrease was primarily attributable to the lack of government subsidy received.

Income tax expenses

We are not subject to any income tax in the Cayman Islands and the BVI pursuant to the rules and regulations in those jurisdictions, but our Operating Subsidiary, Masontech Limited, is subject to Hong Kong profits tax. Our income tax expense increased by US$212,269 from US$16,949 for the year ended March 31, 2023 to US$229,218 for the year ended March 31, 2024, primarily attributable to an increase in our taxable income. Our effective income tax rate for the year ended March 31, 2023 and 2024, being tax charged for the year divided by profits before taxation, was 16.5%.

Net income and total comprehensive income

As a result of the forgoing, we reported a net income and total comprehensive income of US$1,296,203 for the year ended March 31, 2024, as compared to US$332,354 for the year ended March 31, 2023, an increase of US$963,849, or 290%. Such increase was mainly attributable to the increase in revenue from both our public and private sector projects.

LIQUIDITY AND CAPITAL RESOURCES

Year ended March 31, 2025, compared to year ended March 31, 2024

Cash flows

Our use of cash was primarily related to the repayment to directors, payment of staff costs and various operating expenses. We have historically financed our operations primarily through a combination of cash generated from our wet trades works operations and directors’ advances, which have historically been sufficient to meet our working capital and capital expenditure requirements.

We believe that our existing cash at banks, anticipated cash raised from financing, and anticipated cash flow from operations, together with the net proceeds from this IPO, will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this report. We intend to use portion of the net proceeds from this offering to fund our operations over the next 12 months. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash at banks we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	For the year ended March 31,
	2025	2024
	US$	US$
Cash at banks at the beginning of the year	189,474	171,162
Net cash generated from (used in) operating activities	3,391,813	(1,666,207)
Net cash (used in) generated from financing activities	(1,215,755)	1,684,519
Cash at banks at the end of the year	2,365,532	189,474

Operating activities

Our cash inflow from operating activities was principally from receipt of progress payments from customers. Our cash outflows from operating activities were principally due to the payments for purchase of materials from suppliers, subcontracting fees, staff costs, and administrative and other operating expenses.

We recorded a net cash generated from operating activities of US$3,391,813 for the year ended March 31, 2025 as compared to net cash used in operating activities of US$1,666,207 for the year ended March 31, 2024. Such change was attributable primarily to the movements in the following working capital items:

(i)	change in accounts receivable, which resulted in a cash inflow of US$3,981,041 for the year ended March 31, 2025 as compared to a cash outflow of US$3,828,747 for the same period of 2024, an increase of US$7,809,788 or 204.0%;

(ii)	change in accounts payable, which resulted in a cash outflow of US$1,919,732 for the year ended March 31, 2025 as compared to a cash inflow of US$949,911 for the same period of 2024, a decrease of US$2,869,643 or 302.1%;

(ii)	change in tax payables, which resulted in a cash inflow of US$261,852 for the year ended March 31, 2025 as compared to a cash inflow of US$176,938 for the same period of 2024, an increase of US$84,914 or 48.0%; and

(iii)	change in accrued expenses, which resulted in a cash inflow of US$222,678 for the year ended March 31, 2025 as compared to a cash inflow of US$19,904 for the same period of 2024, an increase of US$202,774 or 1,018.8%.

Please refer to the paragraph headed “Current assets and current liabilities” for discussion on the changes in the working capital items below.

Financing Activities

For the year ended March 31, 2025, net cash used in financing activities was US$1,215,755. Financing cash outflow consisted primarily of (i) repayment to directors of US$1,142,786; (ii) issuance of ordinary shares of US$165,350; and (iii) payment of deferred offering costs of US$238,319.

For the year ended March 31, 2024, net cash provided by financing activities was US$1,684,519. Financing cash inflow consisted primarily of the proceeds from advances from directors of US$1,922,564 while being offset by cash outflows including (i) payment of deferred offering costs of US$225,210; and (ii) principal payment of finance lease liabilities of US$12,835.

Capital Expenditures

We did not incur any significant capital expenditure for the years ended March 31, 2025 and 2024.

Off-Balance Sheet Arrangements

For the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or for some other contractually narrow or limited purpose.

Year ended March 31, 2024, compared to year ended March 31, 2023

Cash flows

Our use of cash was primarily related to the payment of staff costs and various operating expenses. We have historically financed our operations primarily through a combination of cash generated from our wet trades works operations and directors’ advances, which have historically been sufficient to meet our working capital and capital expenditure requirements.

We believe that our existing cash at banks, anticipated cash raised from financing, and anticipated cash flow from operations, together with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this report. We intend to use portion of the net proceeds from this offering to fund our operations over the next 12 months. See “Use of Proceeds.” However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash at banks we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	For the year ended March 31,
	2024	2023
	US$	US$
Cash at banks at the beginning of the year	171,162	2,007,821
Net cash (used in) operating activities	(1,666,207)	(1,453,594)
Net cash provided by (used in) financing activities	1,684,519	(383,065)
Cash at banks at the end of the year	189,474	171,162

Operating activities

Our cash inflow from operating activities was principally from receipt of progress payments from customers. Our cash outflows from operating activities were principally due to the payments for purchase of materials from suppliers, subcontracting fees, staff costs, and administrative and other operating expenses.

Net cash used in operating activities, as reflected in the consolidated statements of cash flows, was US$1,453,594 during the year ended March 31, 2023, which increased to US$1,666,207 during the year ended March 31, 2024, representing an increase of 14.6%. Such increase was due primarily to:

(i)	change in accounts receivable, which resulted in a cash outflow of $3,828,747 for the year ended March 31, 2024 as compared to a cash outflow of $728,372 for the same period of 2023, an increase of $3,100,375 or 426%;

(ii)	change in tax payables, which resulted in a cash inflow of $176,938 for the year ended March 31, 2024 as compared to a cash outflow of $11,406 for the same period of 2023, an increase of $188,344 or 1,651%; and

(iii)	change in accrued expenses, which resulted in a cash inflow of $19,904 for the year ended March 31, 2024 as compared to a cash inflow of $4,680 for the same period of 2023, an increase of $15,224 or 325.3%.

Please refer to the paragraph headed “Current assets and current liabilities” for discussion on the changes in the working capital items below.

Financing Activities

For the year ended March 31, 2023, net cash used in financing activities was US$383,065. Financing cash outflow consisted primarily of (i) repayment to directors of US$340,250; and (ii) principal payment of finance lease liabilities of US$42,815.

For the year ended March 31, 2024, net cash provided by financing activities was US$1,684,519. Financing cash inflow consisted primarily of the proceeds from advances from directors of US$1,922,564 while being offset by cash outflows including (i) payment of offering costs of US$225,210; and (ii) principal payment of finance lease liabilities of US$12,835.

Capital Expenditures

We did not incur any significant capital expenditure for the years ended March 31, 2024 and 2023.

Off-Balance Sheet Arrangements

For the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or for some other contractually narrow or limited purpose.

CURRENT ASSETS AND CURRENT LIABILITIES

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of March 31,
	2025	2024
	US$	US$
CURRENT ASSETS
Accounts receivables	1,411,316	5,388,661
Contract assets	2,295,062	1,870,545
Deposits	2,590	2,590
Cash at banks	2,365,532	189,474
Total current assets	6,074,500	7,451,270

CURRENT LIABILITIES
Accounts payables	413,492	2,333,224
Amounts due to directors	1,975,617	3,118,403
Accrued expenses	261,750	39,071
Income tax payable	439,706	177,854
Total current liabilities	3,090,565	5,668,552
NET CURRENT ASSETS	2,983,935	1,782,718

Accounts receivables

Accounts receivables represented receivables from our customers arising from our contract work. We generally grant our customers a credit period of 30 days, depending on their reputation and transaction history. As of March 31, 2025, our accounts receivable decreased by US$3,977,345 from US$5,388,661 to US$1,411,316 as of March 31, 2024 to US$1,411,316, which is due primarily to our customers’ settlement of our invoices.

We review our accounts receivable on a periodic basis and make allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, we consider several factors, including the estimated provision rate, age of the balance, the customer’s payment history, current credit-worthiness, and current economic trends. Additionally, we may make specific allowance for credit losses based on any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable. For the years ended March 31, 2025 and 2024, the balance for allowance for credit loss amounted to US$13,457 and US$17,153, respectively.

Contract assets

Contract assets represented our rights to considerations from customers for the provision of services, which arise when: (i) we completed the relevant services under such contracts; or (ii) our customers withhold certain amounts payable to our Group as retention money to secure the due performance of the contracts for a period of generally 12 months (defects liability period) after completion of the relevant works. Any amount previously recognised as a contract asset is reclassified to trade receivables at the point at which it becomes unconditional. Our contract assets increased from US$1,870,545 as of March 31, 2024 to US$2,295,062 as of March 31, 2025. The upward trend in our contract assets is attributable to the increase in our retention receivable, which increased by US$386,568 from US$1,819,209 as of March 31, 2024 to US$2,205,777 as of March 31, 2025.

The increase in our retention receivable is in line with our trend of growing project size. For the years ended March 31, 2025 and 2024, the balance for allowance for credit loss amounted to US$58,332 and US$34,802, respectively.

Deferred IPO costs

We recognized deferred offering costs of US$463,529 and US$225,210 as of March 31, 2025 and 2024, which consisted principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public offering of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred offering costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Deposits

Our deposits consist of deposits paid for a car park lease and for the application of the Construction Innovation and Technology Fund (CITF).

Accounts payables and accruals

The following table sets forth a breakdown of our accounts payables and accruals as of the dates indicated:

	As of March 31,
	2025	2024
	US$	US$
Accounts payables
Materials and tools	82,994	321,014
Subcontracting fee	330,498	2,012,210
	413,492	2,333,224
Accruals
Audit fee	130,000	-
Staff costs	41,686	39,071
Other professional fee	90,064	-
	261,750	39,071
Total	675,242	2,372,295

Our accounts payable primarily represent amounts payable to our suppliers of materials and subcontractors. As of March 31, 2025, our accounts payable decreased by US$1,919,732 from US$2,333,224 to US$413,492 as of March 31, 2024. The decrease in our accounts payable was due mainly to the settlement made as of March 31, 2025.

Our accruals primarily consisted of accrued audit fee, staff salaries and retirement benefits expenses and other professional fee. As of March 31, 2025, our accruals increased by US$222,679 from US$39,071 to US$261,750 as of March 31, 2024, which was mainly due to the incurrence of professional fees associated with our listing.

Amounts due to directors

The following table summarizes amounts due to directors:

	As of March 31,
	2025	2024
Name	US$	US$
Mr. Tse Shing Fung	987,809	1,559,202
Mr. Tse Tsz Tun	987,808	1,559,201
Total	1,975,617	3,118,403

Our amount due to directors is non-trade in nature, unsecured, repayable on demand and non-interest bearing. During the years ended March 31, 2025 and 2024, such amounts represented cash advanced by our directors to the Group for the purpose of providing general working capital to the Company. As of March 31, 2025, our amount due to directors decreased by US$1,142,786 from US$3,118,403 to US$1,975,617 as of March 31, 2024, as we have repaid outstanding amounts to our directors.

QUANTITIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit risk

Credit risk relates to the risk that the counterparty to a financial instrument would fail to discharge its obligations under the terms of the financial instrument and cause a financial loss to us.

Bank deposits are only placed with creditworthy financial institutions. The management does not expect any financial institutions will fail to meet their obligations which will result in material credit losses to us.

In respect of accounts receivable, individual credit evaluations are performed. These evaluations focus on the past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. We do not require collateral from customers.

Our exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when we have significant exposure to individual customers. As of March 31, 2025 and 2024, 100% of the total accounts receivable were due from our five largest customers.

Foreign currency risk

We are exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As Hong Kong dollars is pegged to US dollars, the management believe that we are not exposed to significant currency risk. We currently do not have a foreign currency hedging policy. However, the management monitor foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year ended March 31, 2025 and 2024.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this report.

Directors and Executive officers	Age	Position
Mr. Tse Shing Fung	39	Chairman of the Board of Directors
Mr. Tse Tsz Tun	35	Director and Chief Executive Officer
Mr. Tsoi Chi Hei	36	Chief Financial Officer
Mr. Lui Po Yuen	35	Independent Director
Mr. Man Wing Wa	37	Independent Director
Ms. Cheng Shing Yan	49	Independent Director
Mr. Lam Ka Shun	39	Project Manager

The following is a brief biography of each of the executive officers and directors or director appointees listed above:

Mr. Tse Shing Fung (“Mr. SF Tse”) has served as the chairman of the board of directors since February 28, 2024. Mr. SF Tse is the founder member of our Operating Subsidiary and he has served as the director of our Operating Subsidiary since its inception on September 11, 2018. Mr. SF Tse, together with Mr. TT Tse, are jointly responsible for the overall management, formulation of business strategies, project management and day-to-day management of the operations of our Group. Mr. SF Tse has over 20 years of experience in the wet trades work industry in Hong Kong. Prior to the formation of our Operating Subsidiary, Mr. SF Tse worked as a project manager at Eric Tse Cement Works Co., Ltd. from June 2004 to August 2018. Mr. SF Tse completed his secondary education in Australia in December 2003. Mr. SF Tse is the cousin of Mr. TT Tse, another director of the Company.

Mr. Tse Tsz Tun (“Mr. TT Tse”) has served as our director since February 28, 2024 and is our chief executive officer. Mr. TT Tse has also served as the director of our Operating Subsidiary since July 2, 2019. Mr. TT Tse, together with Mr. SF Tse, are jointly responsible for the overall management, formulation of business strategies, project management and day-to-day management of the operations of our Group. Mr. TT Tse has over 10 years of experience in the wet trades work industry in Hong Kong. Prior to joining our Operating Subsidiary, Mr. TT Tse worked as a quantity surveyor manager at Eric Tse Cement Works Co., Ltd. from September 2011 to August 2018. Mr. TT Tse obtained a Bachelor of Arts with Honours in Business Management from the University of Winchester in 2011. Mr. TT Tse has also attended and completed the Safety Supervisor (Construction) Course conducted by the Occupational Safety and Health Management Institute in August 2017. Mr. TT Tse is the cousin of Mr. SF Tse, another director of the Company.

Mr. Tsoi Chi Hei (“Mr. Tsoi”) is our chief financial officer. Mr. Tsoi also served as the chief financial officer of our Operating Subsidiary since December 1, 2023. Mr. Tsoi is a member of the Hong Kong Institute of Certified Public Accountants since March 2014 and has over 10 years of experience in in auditing, accounting and financial management. Mr. Tsoi has worked in a number of accounting firms as an auditor, including working in Shinewing (HK) CPA Limited from July 2012 to December 2014 with his last position as senior accountant and KPMG from December 2014 to January 2017 with his last position as manager. Mr. Tsoi has served as the company secretary of Noble Engineering Group Holdings Limited (stock code: 8445), a company listed on the GEM of the Stock Exchange of Hong Kong Limited, since January 2017, a position which he holds today. Mr. Tsoi obtained a Bachelor of Accountancy from The Hong Kong Polytechnic University in November 2010.

Mr. Lui Po Yuen (“Mr. Lui”) has been appointed as our independent director, and a chairman of the audit committee and a member of the nominating and corporate governance committee and compensation committee of Masonglory on June 30, 2025. Mr. Lui has over 10 years of experience in the field of auditing, accounting and financial management. Mr. Lui has assumed senior positions at numerous accounting firms in Hong Kong, including one of the big four international accounting firms in Hong Kong. Mr. Lui has also previously served as the financial controller of Winwind Corporate Services Limited, an indirect wholly owned subsidiary of Oshidori International Holdings Limited (stock code: 622), a company listed on the Stock Exchange of Hong Kong Limited. Mr. Lui obtained a Bachelor of Business Administration with Honours in Accountancy in July 2010. Mr. Lui is a fellow member of the Hong Kong Institute of Certified Public Accountants and a CFA Charterholder of the CFA Institute.

Mr. Man Wing Wa (“Mr. Man”) has been appointed as our independent director, and a chairman of the compensation committee and a member of the audit committee and nominating and corporate governance committee of Masonglory on June 30, 2025. Mr. Man has over 10 years of experience in the wet trades work industry in Hong Kong. Mr. Man worked as a quantity surveyor manager at Eric Tse Cement Works Co., Ltd. since May 2013. Mr. Man obtained a Bachelor of Business Administration in Management from the Open University of Hong Kong (currently known as the Hong Kong Metropolitan University) in November 2010. Mr. Man has also attended and completed the Construction Safety Supervisor Course conducted by the Construction Industry Council in February 2015.

Ms. Cheng Shing Yan (“Ms. Cheng”) has been appointed as our independent director, and a chairman of the nominating and corporate governance committee and a member of the audit committee, nominating and corporate governance committee and compensation committee of Masonglory on June 30, 2025. Ms. Cheng has over 20 years of experience in the field of auditing, accounting and financial management. Ms. Cheng has assumed senior positions at numerous accounting firms in Hong Kong, including one of the big four international accounting firms in Hong Kong. Ms. Cheng has served as the joint company secretary of China New Consumption Group Limited, a company listed on GEM of the Stock Exchange of Hong Kong Limited, since December 2023, and the independent non-executive director of Easy Smart Group Holdings Limited, a company listed on GEM of the Stock Exchange of Hong Kong Limited (stock code: 2442), since April 2023. Ms. Cheng has also previously served as the independent non-executive director of Kwong Luen Engineering Holdings Limited (stock code: 1413), Putian Communication Group Limited (stock code: 1720) and China Shenghai Food Holdings Company Limited (now known as Gaodi Holdings Limited) (Stock code: 1676), all of which are listed on the Main Board of the Stock Exchange of Hong Kong Limited. Ms. Cheng is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow of the Association of Chartered Certified Accountants, an associate of Hong Kong Chartered Governance Institute and an associate of The Chartered Governance Institute.

Mr. Lam Ka Shun (“Mr. Lam”) has served as our project manager since February 28, 2024. Mr. Lam has also served as the contract manager of our Operating Subsidiary since December 1, 2023. Mr. Lam has over 15 years of experience in the wet trades work industry in Hong Kong. Prior to joining our Operating Subsidiary, Mr. Lam worked at Eric Tse Cement Works Co., Ltd. from February 2008 to November 2023 with his last position as quantity surveyor manager. Mr. Lam obtained a Bachelor of Business (Marketing) and Master of Business (Marketing) from the Queensland University of Technology in September 2007 and August 2008, respectively. Mr. Lam has also attended and completed the Construction Safety Supervisor Course conducted by the Construction Industry Council in June 2017.

Family Relationships

Save as disclosed above, none of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Board Diversity Matrix
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country
Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

For the year ended March 31, 2025, we paid an aggregate of approximately HK$816,000 (US$104,615), in cash (including salaries and mandatory provident fund) to our directors. Our Hong Kong subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

C.	Board Practices

Board of Directors

The board of directors consists of five directors, comprising two executive directors and three independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our Amended and Restated Memorandum and Articles, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested; in voting in respect to any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money; mortgage its business, property, and uncalled capital; and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

Board Diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board of directors, including, but not limited to, gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity, and length of service. The ultimate decision of the appointment will be based on merit and the contribution that the selected candidates will bring to our board of directors.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board of directors. Our board of directors is well balanced and diversified in alignment with our business development and strategy.

Committees of the Board of Directors

We have to establish an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Lui, Mr. Man and Ms. Cheng, and is chaired by Mr. Lui. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq listing rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Lui qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board of directors.

Compensation Committee

Our compensation committee consists of Mr. Lui, Mr. Man and Ms. Cheng, and is chaired by Mr. Man. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq listing rules. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board of directors for its approval, the compensation for our Chief Executive Officer and other executive officers;

●	reviewing and recommending to the board of directors for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or other similar arrangements; and

●	selecting a compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Lui, Mr. Man and Ms. Cheng, and is chaired by Ms. Cheng. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors or for appointment to fill any vacancy on the board of directors;

●	reviewing annually with the board of directors the current composition of the board of directors in regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

●	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board of directors and advising the board of directors with respect to significant developments in the law, practice of corporate governance, and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board of directors as a whole.

Board Oversight of Cybersecurity Risks

The board of directors plays an active role in monitoring cybersecurity risks and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on our operations. In addition to regular reports from each of the board’s committees, the board receives regular reports from our management on material cybersecurity risks and the degree of our exposure to those risks, including in connection with our clients, service suppliers and other service providers. While the board of directors oversees our cybersecurity risk management, management is responsible for day-to-day risk management processes. Management also works with third party service providers, i.e., software companies who provide software and antivirus support to the Company to ensure appropriate controls are in place and to regularly monitor network activities. We believe this division of responsibilities is the most effective approach for addressing our cybersecurity risks and that our board leadership structure supports this approach.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our Company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our Board of Directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers; and

●	exercising the borrowing powers of our Company and mortgaging the property of our Company.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers will be employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 30 days’ advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with 30 days’ advance written notice.

Each executive officer has agreed to hold, at all times during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information, or the confidential or proprietary information disclosed to the executive officer by or obtained by the executive officer from us either directly or indirectly in writing, orally, or otherwise, if specifically indicated to be confidential or reasonably expected to be confidential.

We have entered into agreements with all directors. Pursuant to the agreements, each director has agreed to attend and participate in such number of meetings of the Board of Directors and of the committees of which he or she may become a member as regularly or specially called and will agree to serve as a director for a year and be up for re-election each year at our annual shareholder meeting. The directors’ services will be compensated by cash under the agreement in an amount determined by the board of directors.

D.	Employees

Please refer to “Item 4. Information on the Company—B. Business Overview—Employees.”

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this report by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. Holders of our Ordinary Shares are entitled to one vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him or her, subject to applicable community property laws.

Directors and executive officers(1)	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares

Directors and executive officers
Mr. Tse Shing Fung(1)(2)(3)	11,500,000	80.8%
Mr. Tse Tsz Tun(1)(2)(4)	11,500,000	80.8%
Mr. Tsoi Chi Hei(1)	-	-
Mr. Lui Po Yuen(1)	-	-
Mr. Man Wing Wa(1)	-	-
Ms. Cheng Shing Yan(1)	-	-
Mr. Lam Ka Shun(1)	-	-
All directors and executive officers (7 individuals)	11,500,000	80.8%
5% or greater shareholders
Mr. Tse Shing Fung(1)(2)(3)	11,500,000	80.8%
Mr. Tse Tsz Tun(1)(2)(4)	11,500,000	80.8%
Fung & Tun Limited(5)	11,500,000	80.8%

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is at Room 8, 25/F, CRE Centre, 889 Cheung Sha Wan, Kowloon, Hong Kong.

(2)	Mr. SF Tse and Mr. TT Tse, our executive directors and controlling shareholders, are cousins. Mr. SF Tse and Mr. TT Tse do not share the same household nor beneficial ownership over the Ordinary Shares the other owns.

(3)	Mr. SF Tse a director of the Company, owns 50% of the equity interests in Fung & Tun Limited.

(4)	Mr. TT Tse a director of the Company, owns 50% of the equity interests in Fung & Tun Limited.

(5)	Fung & Tun Limited is controlled by Mr. SF Tse and Mr. TT Tse. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. SF Tse and Mr. TT Tse may be deemed to have voting and investment power with respect to the 11,500,000 Ordinary Shares held by Fung & Tun Limited. The registered address of Fung & Tun Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Set forth below are the related party transactions of our company that occurred during the years ended March 31, 2025, 2024, 2023 and up to the date of this report:

List of Related Parties

(a) Mr. Tse Shing Fung, a director of the Company, a cousin of Mr. Tse Tsz Tun.

(b) Mr. Tse Tsz Tun, a director of the Company, a cousin of Mr. Tse Shing Fung.

(c) Mr. Tse Chun Yuen and Ms. Or So Lan, parents of Mr. Tse Shing Fung

(d) Mr. Tse Chun Kuen and Ms. Yapp Ngi Yang, parents of Mr Tse Tsz Tun

Balances with related parties:

	As of March 31,
	2025	2024
	USD	USD
Due to related parties
Mr. Tse Shing Fung (a)	987,809	1,559,202
Mr. Tse Tsz Tun (b)	987,808	1,559,201
Total(1)	1,975,617	3,118,403

(1)	The balance represented the advances to the directors for operating cash flow of the Company. The amount was unsecured, interest-free and repayable on demand.

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this report.

Transactions with related parties:

Related party transactions

	For the year ended March 31,
	2025	2024	2023
	USD	USD	USD
Office rental to related parties
Parents of the Mr. Tse Shing Fung (a) and Mr. Tse Tsz Tun (b)	12,308	12,308	12,308
Total(1)(2)	12,308	12,308	12,308

(1)	The office rental expenses were paid/ payable to, namely, the parents of our directors, Mr. TT Tse and Mr. SF Tse, related to payments for our Hong Kong office lease.

(2)	For the year ended March 31, 2025 and up to the date of this report, the amount of office rental expenses paid is US$12,308.

	For the year ended March 31,
	2025	2024	2023
	USD	USD	USD
Advances from (Repayment to) related parties
Mr. Tse Shing Fung (a)	(571,393)	961,282	(170,125)
Mr. Tse Tsz Tun (b)	(571,393)	961,282	(170,125)
Total(1)	(1,142,786)	1,922,564	(340,250)

(1)	The amounts due to related parties during the relevant periods were advances from our directors, Mr. TT Tse and Mr. SF Tse for operating cash flow of the Company, which are unsecured and interest-free with no specific repayment terms.

Policies and Procedures for Related-Party Transactions

Our board of directors has created an audit committee that is tasked with reviewing and approving all related-party transactions.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this report.

Legal Proceedings

As of the date of this report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations.

Dividend Policy

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects, other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

During the years ended March 31, 2025, 2024 and 2023, Masonglory did not declare or pay any dividends and there was no transfer of assets among Masonglory and its subsidiaries.

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the Companies Act and our Articles of Association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of our Memorandum and Articles of Association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

As we are a holding company with no substantial business operations, we will rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur, and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries. According to the BVI Business Companies Act 2004 (as amended), a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing.

A.	Offering and Listing Details

Our Ordinary Shares have been listed on the Nasdaq Capital Market since July 8, 2025 under the symbol “MSGY.”

B.	Plan of Distribution

Not applicable

C.	Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since July 8, 2025 under the symbol “MSGY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are an exempted company incorporated with limited liability in the Cayman Islands and our affairs will be governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

The following are summaries of the material provisions of our Memorandum and Articles of Association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. The forms of our Memorandum and Articles of Association are filed as exhibits to the registration statement of which this annual report forms a part.

Ordinary Shares

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares to bearer.

Dividends

Subject to the Companies Act and our Articles of Association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide:

(i)	all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, although no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share;

(ii)	all dividends shall be apportioned and paid pro rata in accordance with the amount paid up on the shares during any portion(s) of the period in respect of which the dividend is paid; and

(iii)	our board of directors may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to our Company on account of calls, instalments or otherwise.

Where our board of directors or our Company in general meeting has resolved that a dividend should be paid or declared, our board of directors may resolve:

(aa)	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the members entitled to such dividend will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or

(bb)	that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors may think fit.

Upon the recommendation of our board of directors, our Company may by ordinary resolution in respect of any one particular dividend of our Company determine that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, bonus or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and shall be sent at the holder’s or joint holders’ risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to our Company. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

Whenever our board of directors or our Company in general meeting has resolved that a dividend be paid or declared, our board of directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

Our board of directors may, if it thinks fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced may pay interest at such rate (if any) not exceeding 20% per annum, as our board of directors may decide, but a payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the share or the due portion of the shares upon which payment has been advanced by such member before it is called up.

All dividends, bonuses or other distributions unclaimed for one year after having been declared may be invested or otherwise used by our board of directors for the benefit of our Company until claimed and our Company shall not be constituted a trustee in respect thereof. All dividends, bonuses or other distributions unclaimed for six years after having been declared may be forfeited by our board of directors and, upon such forfeiture, shall revert to our Company.

No dividend or other monies payable by our Company on or in respect of any share shall bear interest against our Company.

Our Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants remain uncashed on two consecutive occasions or after the first occasion on which such a cheque or warrant is returned undelivered.

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by our duly authorized representative shall have one vote for every share which is fully paid or credited as fully paid registered in his name in the register of members of our Company but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for this purpose as paid up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by our duly authorized representative) or by proxy shall have one vote. Where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he does use in the same way.

Transfer of Ordinary Shares

Subject to the Companies Act and our Articles of Association, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our board of directors may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), under hand or by machine imprinted signature, or by such other manner of execution as our board of directors may approve from time to time.

Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our board of directors may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

Our board of directors may, in our absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our board of directors otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the registered office and, in the case of shares on the principal register, at the place at which the principal register is located.

Our board of directors may, in our absolute discretion, decline to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders.

Our board of directors may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as Nasdaq may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at our registered office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our board of directors may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of Nasdaq, be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our board of directors may determine.

Fully paid shares shall be free from any restriction on transfer (except when permitted by Nasdaq) and shall also be free from all liens.

Procedures on liquidation

A resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution of our shareholders.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(i)	if our Company is wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively; and

(ii)	if our Company is wound up and the surplus assets available for distribution among the members are insufficient to repay the whole of the paid-up capital, such assets shall be distributed, subject to the rights of any shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to these Articles and to the terms of allotment, our board of directors may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as our board of directors shall fix from the day appointed for payment to the time of actual payment, but our board of directors may waive payment of such interest wholly or in part. Our board of directors may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding 20% per annum as our board of directors may decide.

If a member fails to pay any call or instalment of a call on the day appointed for payment, our board of directors may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our board of directors to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, at the date of forfeiture, were payable by him to our Company in respect of the shares together with (if our board of directors shall in our discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20% per annum as our board of directors may prescribe.

Redemption of Ordinary Shares

Subject to the Companies Act, our Articles of Association, and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Shares, any power of our Company to purchase or otherwise acquire all or any of its own Shares (which expression as used in this Article includes redeemable Shares) be exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it thinks fit.

Subject to the Companies Act, our Articles of Association, and to any special rights conferred on the holders of any Shares or attaching to any class of Shares, Shares may be issued on the terms that they may, at the option of our Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as our board of directors may deem fit.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our Articles of Association, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles relating to general meetings shall mutatis mutandis apply to every such separate general meeting, but so that the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be not less than a person or persons together holding (or, in the case of a member being a corporation, by our duly authorized representative) or representing by proxy not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, and any holder of shares of the class present in person or by proxy may demand a poll.

Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

General Meetings of Shareholders

Our Company must hold an annual general meeting each fiscal year other than the fiscal year of our Company’s adoption of our Articles of Association.

Extraordinary general meetings may be convened on the requisition of one or more members holding, at the date of deposit of the requisition, not less than one tenth of the paid up capital of our Company having the right of voting at general meetings. Such requisition shall be made in writing to our board of directors or the secretary of our Company for the purpose of requiring an extraordinary general meeting to be called by our board of directors for the transaction of any business specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, our board of directors fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our board of directors shall be reimbursed to the requisitionist(s) by our Company.

Every general meeting of our Company shall be called by at least 10 clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and the general nature of that business.

Although a meeting of our Company may be called by shorter notice than as specified above, such meeting may be deemed to have been duly called if it is so agreed:

(i)	in the case of an annual general meeting, by all members of our Company entitled to attend and vote thereat; and

(ii)	in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting holding not less than 95% of the total voting rights at the meetings of all our shareholders.

All business transacted at an extraordinary general meeting shall be deemed special business. All business shall also be deemed special business where it is transacted at an annual general meeting, with the exception of the election of Directors which shall be deemed ordinary business.

No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, and continues to be present until the conclusion of the meeting.

The quorum for a general meeting shall be two members entitled to vote and present in person (or in the case of a member being a corporation, by our duly authorized representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in our Company throughout the meeting.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our company. They will, however, have such rights as may be set out in our Articles of Association.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	sub-divide our shares or any of them into our shares of smaller amount than is fixed by our Company’s Memorandum of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our shares is derived;

(d)	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; and

(e)	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

E.	Taxation

MATERIAL INCOME TAX CONSIDERATIONS

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

Hong Kong Profits Taxation

Our subsidiary incorporated in Hong Kong was subject to Hong Kong profits tax at 8.25% on its assessable profits up to HK$2,000,000 and 16.5% on its assessable profits over HK$2,000,000 on its taxable income assessable profits generated from operations arising in or derived from Hong Kong for the years of assessment of 2021/2022 and 2020/2021. As from year of assessment of 2018/2019 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiary is exempted from Hong Kong income profits tax on its foreign-derived income profits. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any tax withholding in Hong Kong.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold our Ordinary Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions; insurance companies; dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes; tax-exempt entities or governmental organizations; retirement plans; regulated investment companies; real estate investment trusts; grantor trusts; brokers, dealers, or traders in securities, commodities, currencies, or notional principal contracts; certain former citizens or long-term residents of the United States; persons who hold our Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment; persons that have a “functional currency” other than the U.S. dollar; persons that own directly, indirectly, or through attribution 10% or more of the voting power of our Ordinary Shares; corporations that accumulate earnings to avoid U.S. federal income tax; partnerships and other pass-through entities; and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of its substantial decisions, or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership, and disposition of our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership, and disposition of our Ordinary Shares, including the applicability of U.S. federal, state, and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company (“PFIC”) Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income” (“PFIC income test”), or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (“PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash (even if held as working capital or raised in a public offering) marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Ordinary Shares; and (ii) any gain recognized on a sale, exchange, or other disposition, including a pledge, of our Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and one of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-U.S. subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and, accordingly, cannot be classified as lower-tier PFICs. However, non-U.S. subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Ordinary Shares. An electing U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income, and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income test or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above, and any gain or loss recognized on the sale or exchange of the Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Our Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Ordinary Shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

Our Company and all distributions, interest, and other amounts paid by us in respect to our shares to persons who are not resident in the Cayman Islands are exempt from all provisions of the Income Tax Ordinance in the Cayman Islands. No estate, inheritance, succession, or gift tax, rate, duty, levy, or other charge is payable by persons who are not resident in the Cayman Islands with respect to any of our shares, debt obligations, or other securities. All instruments relating to transactions in respect to our shares, debt obligations, or other securities and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the Cayman Islands, save for Cayman Islands companies which hold interests in land situated in the Cayman Islands. There are currently no withholding taxes or exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (“QEF”) election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership, and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Ordinary Shares, and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of Ordinary Shares of a PFIC.

Distributions

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “PFIC Consequences”), we will not be treated as a qualified foreign corporation, and therefore, the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Ordinary Shares. If you are a U.S. person that is an individual, estate, or trust, you are encouraged to consult your tax advisor regarding the applicability of this Medicare tax to your income and gains in respect to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “PFIC Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed a registration statement on Form F-1 (Registration No. 333-277692) with the SEC to register the issuance and sale of our Ordinary Shares in our initial public offering.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is July 31.

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Credit risk

Credit risk relates to the risk that the counterparty to a financial instrument would fail to discharge its obligations under the terms of the financial instrument and cause a financial loss to us.

Bank deposits are only placed with creditworthy financial institutions. The management does not expect any financial institutions will fail to meet their obligations which will result in material credit losses to us.

In respect of accounts receivable, individual credit evaluations are performed. These evaluations focus on the past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. We do not require collateral from customers.

Our exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when we have significant exposure to individual customers. As of March 31, 2025 and 2024, 100% of the total accounts receivable were due from our five largest customers.

Foreign currency risk

We are exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year ended March 31, 2025 and 2024.

Item 12. Description of Securities Other than Equity Securities.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders

None. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number No. 333-283046) (the “F-1 Registration Statement”) in relation to our initial public offering of 1,500,000 Ordinary Shares, at an initial offering price of US$4.00 per Ordinary Share. Our initial public offering was completed on July 8, 2025. D. Boral Capital LLC was the underwriter of our initial public offering. Subsequently, on July 24, 2025, D. Boral Capital LLC exercised the over-allotment option in full to purchase an additional 225,000 Ordinary Shares at the public offering price of US$4.00 per Ordinary Share.

The F-1 Registration Statement was declared effective by the SEC on June 30, 2025. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$2.3 million which included US$0.5 million in underwriting discounts and commissions for the initial public offering and approximately US$1.8 million in other costs and expenses for our initial public offering. We raised approximately US$6.0 million in net proceeds from the issuance of new shares from the initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering and the optional offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We still intend to use the proceeds from our initial public offering as disclosed in the F-1 Registration Statement.

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of March 31, 2025, our disclosure controls and procedures were not effective. Notwithstanding our management’s assessment that our internal control over financial reporting was ineffective as of March 31, 2025, due to the material weakness described below, we believe that the consolidated financial statements included in this report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements included in this report, we identified several material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) we have limited controls over information processing; (ii) we have inadequate segregation of duties; and (iii) we do not have sufficient formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines.

Our management intend to take the necessary steps to remediate the underlying causes of the material weakness, including (i) hiring of additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting; (ii) Hiring of qualified consultant to assess Sarbanes-Oxley Act compliance readiness, to assess where management can improve their overall internal control over financial reporting function, and to assist the Company in implementing improvements where necessary; (iii) clearly define the roles and responsibilities of individuals involved in the review and approval process to ensure adequate segregation of duties; and (iv) set up a formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines.

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares — We have identified material weaknesses in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which could harm the trading price of our Ordinary Shares.”

As a company with less than US$1.235 billion in revenue for the fiscal year of 2023, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our twelve months ended March 31, 2025 that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

Our board of directors has determined that Mr. Lui Po Yuen, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chair of our audit committee, is an audit committee financial expert.

Item 16B. Code of Ethics.

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on the website at https://www.sec.gov/Archives/edgar/data/2020228/000121390024095137/ea020724506ex99-1_mason.htm.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by J&S Associate PLT, our principal external auditors, for the periods indicated.

	2025	2024
	USD	USD
Audit Fee (1)	140,000	115,000
Audit Related service fees (2)	30,000	30,000
	170,000	145,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit related service fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit review services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by J&S Associate PLT, including audit services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

The Audit Committee of the Board of Directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

None.

Item 16G. Corporate Governance.

As a Cayman Islands incorporated company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. We have not relied on any home country practice exemption as of the date of this annual report. However, we may choose to follow certain home country practices in the future, which may cause our shareholders to be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Ordinary Shares—As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

ITEM 16H.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The consolidated financial statements of Masonglory Limited and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits.

Exhibit Number	Description of Exhibit
1.1	Form of Amended and Restated Memorandum and Articles of Association (incorporated herein by, reference to Exhibit 3.2 to the Form F-1 filed on November 6, 2024 (File No. 333-283046)
2.1	Specimen certificate evidencing Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1 filed on November 6, 2024 (File No. 333-283046))
2.2*	Description of Securities Registered under Section 12 of the Exchange Act
4.1	Form of Indemnification Agreement between the registrant and its officers and directors ((incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on November 6, 2024 (File No. 333-283046))
4.2	Form of Director Agreement between the registrant and its directors ((incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on November 6, 2024 (File No. 333-283046))
4.3	Form of Independent Director Agreement between the registrant and its independent directors ((incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on November 6, 2024 (File No. 333-283046))
4.4	Form of Employment Agreement between the registrant and its officers ((incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on November 6, 2024 (File No. 333-283046))
4.5*	Office Lease Contract by and amongst Tse Chun Yuen, Tse Chun Kuen, Or So Lan, Yapp Ngi Yang and Masontech Limited dated April 1, 2024
4.6*	Office Lease Contract by and amongst Tse Chun Yuen, Tse Chun Kuen, Or So Lan, Yapp Ngi Yang and Masontech Limited dated April 1, 2025
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on November 6, 2024 (File No. 333-283046))
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Clawback Policy
101	The following financial information from the Registrant’s annual report on Form 20-F for the year ended March 31, 2025, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Equity (Deficit); (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MASONGLORY LIMITED

By:	/s/ Tse Tsz Tun
Name:	Tse Tsz Tun
Title:	Chief Executive Officer and Director

Date: July 30, 2025

MASONGLORY LIMITED

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12, Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email: info@jns-associate.com Website: jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Masonglory Limited

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheets of Masonglory Limited and its subsidiaries (the ‘Company’) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ J&S ASSOCIATE PLT

Certified Public Accountants
PCAOB No: 6743

We have served as the Company’s auditor since 2024.

Kuala Lumpur, Malaysia

July30, 2025

Masonglory Limited and its subsidiaries
Consolidated Balance Sheets

	As of March 31,
	2025	2024
	USD	USD
Assets
Current assets
Cash at banks	2,365,532	189,474
Accounts receivable, net	1,411,316	5,388,661
Contract assets	2,295,062	1,870,545
Deferred offering costs	463,529	-
Deposits	2,590	2,590
Total current assets	6,538,029	7,451,270

Non-current assets
Right-of-use assets – finance lease	-	1,384
Deferred offering costs	-	225,210
Deferred tax assets	12,829	9,749
Total non-current assets	12,829	236,343
Total assets	6,550,858	7,687,613

Current liabilities
Accounts payable	(413,492)	(2,333,224)
Due to directors	(1,975,617)	(3,118,403)
Accrued expenses	(261,750)	(39,071)
Income tax payable	(439,706)	(177,854)
Total current liabilities	(3,090,565)	(5,668,552)
Total liabilities	(3,090,565)	(5,668,552)

Shareholders’ equity
Ordinary shares, 500,000,000 shares authorized; USD0.0001 par value, 12,500,000 and 11,500,000 shares issued and outstanding, as of March 31, 2025 and 2024, respectively	1,250	3
Additional paid in capital	164,103	-
Retained earnings	3,294,940	2,019,058
Total shareholders’ equity	3,460,293	2,019,061
Total liabilities and shareholders’ equity	6,550,858	7,687,613

The accompanying notes are an integral part of these consolidated financial statements.

Masonglory Limited and its subsidiaries
Consolidated Statements of Operations and Comprehensive Income

	For the year ended March 31,
	2025	2024	2023
	USD	USD	USD
Revenue	23,318,482	20,628,643	7,951,931
Cost of revenue	(21,146,746)	(18,927,164)	(7,582,351)
Gross profit	2,171,736	1,701,479	369,580

Operating expenses
General and administrative expenses	(668,785)	(181,483)	(142,871)
Total operating expenses	(668,785)	(181,483)	(142,871)

Income from operations	1,502,951	1,519,996	226,709

Other income (expense)
Interest expense, net	-	(261)	(1,777)
Other income	2,448	5,686	124,371
Total other income, net	2,448	5,425	122,594

Income before tax expense	1,505,399	1,525,421	349,303
Income tax expense	(229,517)	(229,218)	(16,949)
Net income and total comprehensive income	1,275,882	1,296,203	332,354

Net income per share attributable to ordinary shareholders
Basic and diluted	0.10	0.11	0.03

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	12,294,521	11,500,000	11,500,000

The accompanying notes are an integral part of these consolidated financial statements.

Masonglory Limited and its subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary Shares			Total
	Number of shares	Amount	Retained Earnings	Shareholders’ Equity
		USD	USD	USD
Balance as of April 1, 2022	11,500,000	1,153	390,501	390,504
Reorganization	-	(1,150)	-	-
Net profit for the year	-	-	332,354	332,354
Balance as of March 31, 2023	11,500,000	3	722,855	722,858

	Ordinary Shares			Total
	Number of shares	Amount	Retained Earnings	Shareholders’ Equity
		USD	USD	USD
Balance as of April 1, 2023	11,500,000	3	722,855	722,858
Net profit for the year	-	-	1,296,203	1,296,203
Balance as of March 31, 2024	11,500,000	3	2,019,058	2,019,061

	Ordinary Shares				Total
	Number of shares	Amount	Additional paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD
Balance as of April 1, 2024	11,500,000	3	-	2,019,058	2,019,061
Reorganization	1,000,000	1,247	164,103	-	165,350
Net profit for the year	-	-	-	1,275,882	1,275,882
Balance as of March 31, 2025	12,500,000	1,250	164,103	3,294,940	3,460,293

The accompanying notes are an integral part of these consolidated financial statements.

Masonglory Limited and its subsidiaries
Consolidated Statements of Cash Flows

	For the year ended March 31,
	2025	2024	2023
	USD	USD	USD
Operating activities:
Net income	1,275,882	1,296,203	332,354
Adjustments:
Amortization of right-of-use assets – finance lease	1,384	20,742	46,406
Expected credit loss allowance, net	19,834	23,413	182,618
Deferred taxation	(3,079)	(5,413)	(1,677)
Change in working capital items:
Change in accounts receivable	3,981,041	(3,828,747)	(728,372)
Change in contract assets	(448,047)	(316,594)	(1,087,807)
Change in deposits	-	(2,564)	-
Change in accounts payable	(1,919,732)	949,911	1,179,364
Change in contract liabilities	-	-	(1,369,754)
Change in income tax payable	261,852	176,938	(11,406)
Change in accrued expenses	222,678	19,904	4,680
Cash generated from (used in) operating activities	3,391,813	(1,666,207)	(1,453,594)

Financing activities:
Principal payments for finance lease liabilities	-	(12,835)	(42,815)
(Repayment to) Advances from directors	(1,142,786)	1,922,564	(340,250)
Issuance of ordinary shares	165,350	-	-
Deferred offering costs	(238,319)	(225,210)	-
Cash (used in) generated from financing activities	(1,215,755)	1,684,519	(383,065)

Net increase (decrease) in cash at banks	2,176,058	18,312	(1,836,659)

Cash at banks as of beginning of the year	189,474	171,162	2,007,821

Cash at banks as of the end of the year	2,365,532	189,474	171,162

Supplementary Cash Flows Information
Cash refunded (paid) for income tax	29,256	(57,692)	30,032

Cash paid for interest	-	1,777	4,131

The accompanying notes are an integral part of these consolidated financial statements.

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

1. Organization and Business Description

Organization and Nature of Operations

Masonglory Limited (the “Company”) is a limited liability company established under the laws of the Cayman Islands on February 21, 2024. It is a holding company with no business operation.

The Company conducts its primary operations through its indirectly wholly owned subsidiary, Masontech Limited, which is incorporated and domiciled in Hong Kong SAR; Masontech Limited principally engage in the provision of wet trades works, and it is wholly owned subsidiary of Masonglory (BVI) Limited which was incorporated and is domiciled in British Virgin Islands.

The accompanying consolidated financial statements reflect the activities of the Company and the following entities:

Subsidiary	Date of incorporation	Jurisdiction of Formation	Percentage of Ownership	Principal Activities
Masonglory Limited (“Masonglory”)	February 21, 2024	Cayman Islands	Parent	Investment holding
Masonglory (BVI) Limited (“Masonglory BVI”)	February 20, 2024	British Virgin Islands	100%	Investment holding
Masontech Limited (“Masontech”)	September 11, 2018	Hong Kong	100%	Provision of wet trades works

Reorganization and Share Issuance

Masonglory was incorporated as an exempted company with limited liability under the laws of the Cayman Islands in February 2024. Masonglory’s direct subsidiary is Masonglory (BVI), a BVI company incorporated in February 2024 and the holding company of Masontech Limited.

On February 21, 2024, one (1) Ordinary Share was allotted and issued as fully paid to an initial subscriber, an independent third party, which was subsequently transferred to Mr. TT Tun. On February 29, 2024, one (1) Ordinary Share was allotted and issued as fully paid to Mr. TS Fung at a consideration of US$0.0001.

On March 21, 2024, Mr. TS Fung and Mr. TT Tun (the “Controlling Shareholders”) entered into a sale and purchase agreement with Masonglory (BVI), pursuant to which the Controlling Shareholders sold, and Masonglory (BVI) purchased from the Controlling Shareholders a total of twenty (20) ordinary shares in Masontech (the “Operating Subsidiary”) (representing the entire issued share capital of the Operating Subsidiary), at an aggregate consideration of HK$20.00. After the acquisition, Masonglory (BVI) became the sole shareholder of the Operating Subsidiary.

On March 25, 2024, each of the Controlling Shareholders entered into a sale and purchase agreement with Masonglory, pursuant to which the Controlling Shareholders sold, and Masonglory purchased from the Controlling Shareholders a total of two (2) Ordinary Shares of Masonglory (BVI) (representing the entire issued share capital of Masonglory (BVI)), at an aggregate consideration of US$0.0002. After the acquisition, Masonglory became the ultimate holding company of Masonglory (BVI) and the Operating Subsidiary.

On March 25, 2024, each of the Controlling Shareholders entered into a sale and purchase agreement with Fung & Tun Limited, a company incorporated under the laws of the BVI and jointly owned by the Controlling Shareholders (each holding one (1) Ordinary Share), pursuant to which each of the Controlling Shareholders sold, and Fung & Tun Limited purchased from the Controlling Shareholders a total of two (2) Ordinary Shares (representing the entire issued share capital of the Company), at an aggregate consideration US$0.0002. After the acquisition, Fung and Tun Limited, via its direct holding in Masonglory, became the ultimate holding company of the Operating Subsidiary.

On June 14, 2024, Masonglory allotted and issued 11,499,998 Ordinary Shares at a par value of US$0.0001 per Ordinary Share, credited as fully-paid in its share capital, to Fung & Tun Limited, which is jointly owned by Mr. TS Fung and TT Tun.

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

1. Organization and Business Description (cont.)

Also on June 14, 2024, Masonglory allotted and issued 500,000 Ordinary Shares to each of Vision Win Enterprises Limited and Main Works International Limited, unrelated third parties of the Company, for a consideration of HK$640,000, representing 4% and 4%, respectively, of the enlarged entire issued share capital of the Company immediately upon completion of the above transactions. This resulted in (a) a total additional issuance of 1,000,000 Ordinary Shares; (b) a dilution of Mr. SF Tse and Mr. TT Tse’s ownership interest in the Company from 100% to 92% though they remained as the controlling shareholders of the Company; and (c) a decrease in earnings per shares (basic and diluted) due to the increased number of shares outstanding. The allotment and issuance of the said Ordinary Shares to Vision Win Enterprises Limited and Main Works International Limited were not retroactively presented in prior periods as they are not part of the common control group. As such, the increase in Ordinary Shares and additional paid-in capital of the Company will be reflected in the subsequent period.

During the years presented in these financial statements, the control of the entities has never changed and remained under the control of Mr. TS Fung and Mr. TT Tun. Despite the aforesaid dilution, Mr. TS Fung and Mr. TT Tun continue to hold a 92% ownership interest and maintain control over the Company.

The Company completed its initial public offering on the NASDAQ on July 8, 2025, issuing 1,500,000 Ordinary Shares at a price of US$4.00 per Ordinary Share. In addition, the Company entered into an underwriting agreement with the underwriter on July 7, 2025, which granted the underwriter a 45-day option to purchase up to an additional 225,000 Ordinary Shares at the public offering price of US$4.00 per share, less underwriting discounts, to cover any over-allotment. Subsequently, on July 24, 2025, the underwriter exercised the over-allotment option in full, purchasing an additional 225,000 Ordinary Shares at the public offering price of US$4.00 per Ordinary Share. The initial public offering and the exercise of the over-allotment option closed on July 24, 2025, with gross proceeds totaling US$6,900,000, before deducting underwriting discounts and offering expenses. The Ordinary Shares began trading on July 8, 2025 on The Nasdaq Capital Market and commenced trading under the ticker symbol “MSGY”.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries (Collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary. All intercompany transactions and balances between the Company and its subsidiary have been eliminated upon consolidation.

Risk and Uncertainty

Significant Risks

Currency Risk

The Company’s operating activities are transacted in HKD. Foreign exchange risk arises from future commercial transactions, and recognized assets and liabilities. The Company considers the foreign exchange risk in relation to transactions denominated in HKD with respect to USD is not significant as HKD is pegged to USD.

Concentration Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash at banks, accounts receivable and contract assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash at banks with financial institutions located in Hong Kong. As of March 31, 2025 and 2024, USD 2,365,532 and USD 189,474 were deposited with financial institutions located in Hong Kong. With effect from October 1, 2024, the Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount from USD 64,103 increased to USD 102,564 (from HKD500,000 increased to HKD800,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

As of March 31, 2025 and 2024, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

During the year ended March 31, 2025, there were four customers (2024: three customers) (2023: two customers) generated income which accounted for over 10% of the total revenue generated for that year, respectively. The details are as follows:
	For the year ended March 31,
	2025	2024	2023
Customer A	12.4%	61.1%	34.1%
Customer B	30.2%	21.8%	63.8%
Customer C	21.1%	10.4%	-%
Customer D	35.8%	-%	-%

As of March 31, 2025 and 2024, accounts receivable due from these customers as a percentage of consolidated accounts receivable are as follows:
	As of March 31,
	2025	2024
Customer A	16.0%	5.4%
Customer B	-%	66.8%
Customer C	42.6%	27.8%
Customer D	41.4%	-%

During the year ended March 31, 2025, there was one supplier (2024: nil supplier) (2023: nil supplier) accounted for over 10% of the total cost of revenue for that year.

	For the year ended March 31,
	2025	2024	2023
Supplier B	31.3%	-%	-%

As of March 31, 2025 and 2024, there were nil and one supplier which accounted for over 10% of the total consolidated accounts payable, respectively. The details are as follows:
	As of March 31,
	2025	2024
Supplier A	-%	32.4%

Credit Risk

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposits, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Labor price risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. It is reasonably possible that changes may occur in the near term that would affect management’s estimates with respect to the percentage of completion method, allowance for credit losses and contract assets. Revisions in estimated revenue from contracts are made in the year in which circumstances requiring the revision become probable.

Balance Sheet Classifications

The Company includes in current assets and liabilities the following amounts that are in connection with construction contracts that may extend beyond one year: contract assets and contract liabilities (including retainage invoiced to customers contingent upon anything other than the passage of time), capitalized costs to fulfill contracts retainage payable to sub-contractors and accrued losses on uncompleted contracts. A one-year time period is used to classify all other current assets and liabilities when not otherwise prescribed by the applicable accounting principles.

Contract assets, and Contingent Retainage

Contract assets include billed and unbilled amounts for services provided to customers for which the Company has an unconditional right to payment. Billed and unbilled amounts for which payment is contingent on anything other than the passage of time are included in contract assets and contract liabilities on a contract-by-contract basis.

When payment of the retainage is contingent upon the Company fulfilling its obligations under the contract it does not meet the criteria to be included in contracts receivable and remains in the contract’s respective contract asset or contract liability, determined on a contract-by-contract basis. Retainage for which the Company has an unconditional right to payment that is only subject to the passage of time are included in contracts receivable.

The Company provides an allowance for credit losses, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions.

Contract Estimates Including Variable Consideration

Accounting for long-term contracts with customers involves the use of various techniques to estimate total transaction price, total estimated costs at completion, and progress toward satisfaction of performance obligations which are used to recognize revenue earned. Unforeseen events and circumstances can alter the estimate of the costs associated with a particular contract. Total estimated costs at completion, can be impacted by changes in productivity, scheduling, the unit cost of labor, subcontracts, materials, and equipment. Additionally, external factors such as weather, customer needs, customer delays in providing permits and approvals, labor availability, governmental regulation and politics may affect the progress of a project’s completion, and thus the timing and amount of revenue recognition.

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

To the extent that original cost estimates are modified, estimated costs to complete increase, delivery schedules are delayed, or progress under a contract is otherwise impeded, cash flow, revenue recognition, and profitability from a particular contract may be adversely affected.

The nature of the Company’s contracts gives rise to several types of variable consideration, including unpriced change orders and claims; and liquidated damages and penalties that can either increase or decrease the transaction price. Transaction price for contracts is required to include evaluation of variable consideration to which the Company has an enforceable right to have not agreed to the price.

The Company considers claims to be contract modifications for which the Company has sought, or will seek, to collect from customers, or others, for customer-caused changes in contract specifications or design, or other customer-related causes of unanticipated additional contract costs on which there is no contractual agreement with the customer for changes in either the scope or price of the contract. Claims can also be caused by non-customer-caused changes, such as weather delays, work stoppages or other unanticipated events. Costs associated with contract modifications are included in the estimated costs to complete the contracts and are treated as project costs when incurred. In most instances, contract modifications are for goods or services that are not distinct and, therefore, are accounted for as part of the existing contract. In those instances, the effect of a contract modification on the transaction price, and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis. To the extent unapproved change orders and claims reflected in the transaction price are not resolved in the Company’s favor, or to the extent other contract provisions reflected in the transaction price are not earned, there could be reductions in or reversals of previously recognized revenue.

As a significant change in one or more of these estimates could affect the revenue and profitability of the Company’s long-term construction contracts, the Company reviews and updates contract-related estimates regularly. The Company recognizes adjustments in estimated revenue on contracts on a cumulative catch-up basis. Under this method, the cumulative impact of the revenue adjustment is recognized in the period the adjustment is identified. Revenue in future periods of contract performance is recognized using the adjusted estimate. If at any time the contract estimates indicate an anticipated loss on a contract, the projected loss is recognized in full, including the reversal of any previously recognized profit, in the period it is identified and recognized as an accrued loss on uncompleted contracts on the consolidated balance sheet. No adjustments resulting from revisions to estimates on any individual contract was material to the financial statements for the years ended March 31, 2025, 2024 or 2023.

Revenue Recognition from Provision of Construction Services

The Company recognizes contract revenue and profit of construction services according to the management’s estimation of the total outcome of the project as well as the progress towards complete satisfaction of a performance obligation measured based on input method. The recognition of contract revenue therefore relies on the management’s estimation of the progress and outcome of the project, which involves the exercise of significant management estimation, particularly in estimating the budgeted contract costs, which are prepared by the management of the Company on the basis of agreements, quotations or other correspondences from time to time provided by the subcontractors, suppliers or vendors involved and the experience of the management. In order to keep the budget accurate and up-to-date, the management of the Company conducts periodic reviews of the budgets of service contracts by comparing the budgeted amounts to the actual amounts incurred. Construction revenue and contract assets are estimated by using the percentage of completion method, which is calculated based on the costs incurred on each construction contract at the end of the respective accounting period divided by the estimated total costs for the contract and then multiplied by the estimated construction revenue expected to be earned. Notwithstanding that management reviews and revises the estimates of both contract revenue and costs for the construction services as the contract progresses, the actual outcome of the contract in terms of its total revenue and costs may be higher or lower than the estimates and this will affect the revenue and profit recognized.

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The Company considers both the terms of the contracts entered into with its customers and its customary business practices to determine the transaction prices for each of its construction projects. The Company determines the transaction price as the amount of consideration to which it expects to be entitled in exchange for transferring promised services to the customer. When estimating transaction prices for construction projects in progress, the Company recognises that the amounts of consideration would vary because of price discounts and rebates, which are usually finalised and agreed with the customers during the final certification stage of the projects. Although such variability relating to the consideration promised by the customers are not explicitly stated in the contracts, the Company considers that the customers have valid expectations arising from customary business practices that the price concessions would be given to the customers at the end of the construction projects. Hence the estimates of variable consideration are typically constrained to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Expected Credit Loss Allowance

The measurement of the expected credit loss allowance for financial assets measured at amortized cost is an area that requires the use of significant assumptions about future economic conditions and credit behavior (e.g. the likelihood of customers defaulting and the resulting losses). A number of significant judgements are also required in applying the accounting requirements for measuring expected credit loss, such as considering debtors’ credit risk characteristics, historical settlement record, the days past due and forward-looking information.

Foreign currency translation and transaction and Convenience translation

The Company’s reporting currency is the United States dollars (“USD”). The Company’s operations are principally conducted in Hong Kong where Hong Kong dollars (“HKD”) is the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive income.

The exchanges rates used for translation from HK$ to USD was 7.8, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for both financial years 2025 and 2024.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, deposits, accounts payable and finance lease liabilities.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.

Level 2 —	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash at banks, accounts receivable, contract assets, deposits, accounts payable, finance lease liabilities and accrued expenses approximate the fair value of the respective assets and liabilities as of March 31, 2025 and 2024 due to their short-term nature.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2025 and 2024.

Cash at banks

Cash at banks consist of cash held in banks. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount from HKD500,000 increased to HKD800,000 with effect from October 1, 2024. Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable, net

Accounts receivable represents an unconditional right to consideration arising from our performance under contracts with customers which include retainage amount that is conditional only on the passage of time. The Company grant credit to customers, without collateral, under normal payment terms (typically 30 days after invoicing). Generally, invoicing occurs within 30 days after the related works are performed. The carrying value of such receivable, net of the expected credit loss and allowance for doubtful accounts, represents its estimated realizable value. The Company expects to collect the outstanding balance of current accounts receivable, net within the next 12 months. The Company has elected to use probability of default and loss given default methods to estimate allowance for credit loss.

Measurement of credit losses on financial instruments

Effective April 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach for accounts receivable and contract assets. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public Offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred offering costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Inventory

The Company does not keep any inventory. Generally, the Company orders materials based on each project’s progress and the materials are delivered to the worksites by the suppliers.

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Leases

On April 1, 2020, the Company adopted ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB, using the modified retrospective transition method and elected the transition option to use an effective date of April 1, 2020 as the date of initial application. The adoption of Topic 842 resulted in the presentation of right-of-use assets — finance lease and finance lease liabilities on the consolidated balance sheet.

The Company has elected the package of practical expedients permitted which allows the Company not to reassess the following at adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space and machinery, with a lease term of 12 months or less.

The Company determines whether an arrangement is or contain a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease.

A lease is classified as a finance lease when the lease meets any of the following criteria at lease commencement:

(a)	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

(b)	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

(c)	The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

(d)	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

(e)	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Finance leases are included in right-of-use (“ROU”) assets — finance lease, finance lease liabilities, current, and finance lease liabilities, non-current in the Company’s consolidated balance sheets.

ROU assets — finance lease represent the Company’s right to use an underlying asset for the lease term and finance lease liabilities represent its obligation to make lease payments arising from the lease. The ROU assets — finance lease and finance lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

At the commencement date, the cost of the ROU assets — finance lease shall consist of all of the following:

(a)	The amount of the initial measurement of the lease liability

(b)	Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received

(c)	Any initial direct costs incurred by the lessee.

The Company uses the implicit rate based on the terms of the leases in determining the present value of lease payments. The ROU assets — finance lease also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets — finance lease and finance lease liabilities when it is reasonably certain that the Company will exercise that option.

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset — operating lease on its consolidated balance sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows.

Impairment of Long-Lived Assets

The Company reviews the impairment of its long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended March 31, 2025, 2024 and 2023.

Revenue Recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have the agreements with its customers in writing, orally, or in accordance with other customary business practices. The Company recognizes revenue based on the consideration specified in the applicable agreement.

The Company perform a majority of wet trade works under master construction agreements and other contracts that contain customer-specified construction requirements. These agreements include discrete pricing for individual tasks. A contractual agreement exists when each party involved approves and commits to the agreement, the rights of the parties and payment terms are identified, the agreement has commercial substance, and collectability of consideration is probable. Construction services are performed for the sole benefit of our customers, whereby the assets being created or maintained are controlled by the customer and the services we perform do not have alternative benefits for us. Contract revenue is recognized as our obligations are satisfied over time consistent with our services are performed and customers simultaneously receive and consume the benefits the Company provide.

The Company recognizes contract revenue over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC Topic 606, Revenue from Contracts with Customers. Upon adoption of ASC Topic 606, contracts which include construction services are generally accounted for as a single deliverable (a single performance obligation) and are no longer segmented between types of services. The Company has not bundled any goods or services that are not considered distinct.

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The Company uses the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontracting charges, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceeds the consideration to be received, the Company accrues the entire estimated loss during the period the loss becomes known.

The typical contract length of the Company entered ranges from 12 months to 24 months.

Contracted but not yet recognized revenue was approximately USD 14,875,233 and USD 13,924,481 as of March 31, 2025 and 2024, respectively.

The nature of the Company’s contracts gives rise to several types of variable consideration, including unpriced change orders and claims; and liquidated damages and penalties. The Company recognizes revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company estimates the amount of revenue to be recognized on variable consideration using the expected value (i.e., the sum of a probability-weighted amount) or the most likely amount method, whichever is expected to better predict the amount. Factors considered in determining whether revenue associated with claims (including change orders in dispute and unapproved change orders in regard to both scope and price) should be recognized include the following: (a) the contract or other evidence provides a legal basis for the claim, (b) additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the company’s performance, (c) claim-related costs are identifiable and considered reasonable in view of the work performed, and (d) evidence supporting the claim is objective and verifiable. If the requirements for recognizing revenue for claims or unapproved change orders are met, revenue is recorded only when the costs associated with the claims or unapproved change orders have been incurred.

The Company generally provides limited warranties for work performed under its construction contracts. The warranty periods typically extend for a limited duration following substantial completion of the Company’s work on the project. Historically, warranty claims have not resulted in material costs incurred for which the Company was not compensated for by the customer.

There were no material amounts of unapproved change orders or claims recognized during the years ended March 31, 2025, 2024 and 2023.

Contract Assets

Contract assets included two parts: revenue recognized in excess of amounts billed, and retainage. Certain of our contracts contain retention provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied. Contract assets were assessed for impairment in accordance with ASC 326.

Contract assets are reported in a net position on a contract-by-contract basis at the end of each reporting period.

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the material costs, subcontracting costs, direct labor costs and overhead costs that are directly attributable to services provided.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost, motor vehicle expenses, office supplies, legal and professional fees, change of credit loss allowances and other miscellaneous administrative expenses.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

We believe there were no uncertain tax positions as of March 31, 2025, 2024 and 2023. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months. We are not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Recently Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Income Taxes

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires enhanced disclosures surrounding income taxes, particularly related to rate reconciliation and income taxes paid information. In particular, on an annual basis, companies will be required to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold.

Companies will also be required to disclose, on an annual basis, the amount of income taxes paid, disaggregated by federal, state, and foreign taxes, and also disaggregated by individual jurisdictions above a quantitative threshold. The standard is effective for the Company for annual periods beginning April 1, 2025 on a prospective basis, with retrospective application permitted for all prior periods presented. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its disclosures.

Segment Reporting

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 requires enhanced disclosures surrounding reportable segments, particularly (i) significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included in the reported measure(s) of a segment’s profit and loss and (ii) other segment items that reconcile segment revenue and significant expenses to the reported measure(s) of a segment’s profit and loss, both on an annual and interim basis. Companies are also required to provide all annual disclosures currently required under Topic 280 in interim periods, in addition to disclosing the title and position of the CODM and how the CODM uses the reported measure(s) of segment profit and loss in assessing segment performance and allocating resources. The standard is effective for the Company for annual periods beginning January 1, 2024 and for interim periods beginning April 1, 2025, with updates applied retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its disclosures.

Expense Disaggregation Disclosures

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This guidance requires incremental disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization and selling expenses. The amendments are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. While permitted, the Company does not plan to early adopt this guidance. The guidance may be applied either prospectively or retrospectively. The adoption of this ASU will not have a material impact on our Consolidated Financial Statements as the guidance relates only to disclosure.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. Accounts Receivable, net

Accounts receivable, net consisted of the following as of March 31:

	As of March 31,
	2025	2024
	USD	USD
Accounts receivable	1,424,773	5,405,814
Less: allowance for credit loss	(13,457)	(17,153)
Accounts receivable, net	1,411,316	5,388,661

The movement of allowance for credit losses are as follows:

	As of March 31,
	2025	2024	2023
	USD	USD	USD
Balance at beginning of the year	17,153	10,163	4,962
(Reversal) addition during the year	(3,696)	6,990	5,201
Balance at end of the year	13,457	17,153	10,163

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

4. Contract Assets

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract assets consisted of the following as of March 31:

	As of March 31,
	2025	2024
	USD	USD
Contract assets:
Revenue recognized in excess of amounts paid or payable (contract receivable) to the Company on uncompleted contracts (contract asset) excluding retainage	91,264	51,731
Retainage included in contract assets due to being conditional on something other than solely passage of time	2,262,130	1,853,616
Less: allowance for credit loss	(58,332)	(34,802)
Contract assets, net	2,295,062	1,870,545

Contract assets, current	2,295,062	1,870,545
Contract assets, non-current	-	-

The movement of revenue recognized in excess of amounts paid or payable (excluding retainage) before net of allowance for credit loss is as follows:

	As of March 31,
	2025	2024
	USD	USD
Balance at beginning of the year	51,731	791,265
Increase as a result of total work completed during the period	91,264	51,731
Decrease as a result of total amount billed out	(51,731)	(791,265)
Balance at end of the year	91,264	51,731

The movement of retainage before net of allowance for credit loss is as follows:

	As of March 31,
	2025	2024
	USD	USD
Balance at beginning of the year	1,853,616	797,488
Increase as a result of changes in progress of ongoing projects	418,001	1,384,613
Reclassified to accounts receivable as payment becomes unconditional	(9,487)	(328,485)
Balance at end of the year	2,262,130	1,853,616

5. Deposits

	As of March 31,
	2025	2024
	USD	USD
Deposits	2,590	2,590

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

6. Leases

The following table shows ROU assets — finance leases and finance lease liabilities, and the associated financial statement line items as of March 31:

	As of March 31,
	2025	2024
	USD	USD
Assets
Right-of-use assets – finance lease, net	-	1,384

Liabilities
Finance lease liabilities, current	-	-
Weighted average remaining lease term (in years)	-	-
Weighted average discount rate (%)	-	-

Information relating to financing and operating lease activities during the years ended March 31, 2025, 2024 and 2023 are as follows:

	For the year ended March 31,
	2025	2024	2023
	USD	USD	USD
Finance leases:
Amortization of right-of-use assets – finance lease	1,384	20,742	46,406
Interest of finance lease liabilities	-	236	1,777
	1,384	20,978	48,183
Operating lease:
Expenses related to a short-term lease	12,308	12,308	12,308
	12,308	12,308	12,308
Total lease expenses	13,692	33,286	60,491

Cash outflows related to finance leases:
Financing cash outflows – principal paid	-	12,835	42,815
Operating cash outflows – interests paid	-	236	1,777
	-	13,071	44,592

Cash outflows related to operating lease:
Operating cash outflows – rental paid	12,308	12,308	12,308

Right-of-use assets — finance lease represented purchases of a motor vehicle and certain forklifts under finance leases for its operations.

7. Accounts payable

Components of accounts payable are as follows as of March 31:

	As of March 31,
	2025	2024
	USD	USD
Trade payables	413,492	2,333,224
Total	413,492	2,333,224

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

8. Accrued Expenses

Components of accrued expenses are as follows as of March 31:

	As of March 31,
	2025	2024
	USD	USD
Accruals for operating expenses:
– Staff costs	41,684	39,071
– Listing expenses	80,066	-
– Auditor’s remuneration	140,000	-
Total	261,750	39,071

9. Revenue

The Company has disaggregated its revenue from contracts with customers as follows:

		For the year ended March 31,
		2025	2024	2023
	Point of recognition	USD	USD	USD
Construction services	Over time	23,318,482	20,628,643	7,951,931
Total		23,318,482	20,628,643	7,951,931

10. Income Taxes

Cayman Islands and British Virgin Islands

Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income.

On 21 March 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on 28 March 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of estimated assessable profits of the qualifying group entity will be taxed at 8.25%, and estimated assessable profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

The components of the income tax expense (benefit) are as follows:

	For the year ended March 31,
	2025	2024	2023
	USD	USD	USD
Current
Cayman Islands	-	-	-
British Virgin Islands	-	-	-
Hong Kong	232,596	234,631	18,626

Deferred
Cayman Islands	-	-	-
British Virgin Islands	-	-	-
Hong Kong	(3,079)	(5,413)	(1,677)
Total	229,517	229,218	16,949

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

10. Income Taxes (cont.)

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	As of March 31,
	2025	2024
	USD	USD
Deferred tax assets
Right-of-use assets – finance lease	984	1,177
Provision for allowance of credit losses	11,845	8,572
	12,829	9,749

	For the year ended March 31,
	2025	2024	2023
	USD	USD	USD
Profit before income taxes	1,505,399	1,525,421	349,303
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	248,391	251,694	57,635

Reconciling items:
Tax effect of income that is not taxable*	(404)	(938)	(20,521)
Tax effect of expense that is not deductible@	2,876	-	-
Effect of two-tier tax rate	(21,154)	(21,154)	(19,395)
Statutory tax deduction#	(192)	(384)	(770)
Income tax expense	229,517	229,218	16,949

*	Income that is not taxable mainly consisted of the government subsidies which are non-taxable under Hong Kong income tax law.

@	Expense that is not deductible mainly consisted of donations made to the organization which is not tax-exempt charities under section 88 of Hong Kong income tax law.

#	It represents a reduction granted by the Hong Kong SAR Government of 100% of the tax payable subject to a maximum reduction of HK$1,500 (2024: HK$3,000) for each business.

11. Earnings per share

Basic and diluted net earnings per share for each of the years presented are calculated as follows:

Basic earnings per share is computed using the weighted averagshares outstanding during the period.

Diluted earnings per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year.

	For the year ended March 31,
	2025	2024	2023
Numerator
Net income-basic and diluted	1,275,882	1,296,203	332,354

Denominator
Weighted average number of ordinary shares outstanding – basic and diluted	12,294,521	11,500,000	11,500,000

Earning per share – basic and diluted	0.10	0.11	0.03

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

12. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

(a) Mr. Tse Shing Fung, a director of the Company.

(b) Mr. Tse Tsz Tun, a director of the Company.

a.  Due to related parties

As of March 31, 2025 and 2024, the balances of amounts due to related parties were as follows:

	As of March 31,
	2025	2024
	USD	USD
Due to related parties
Mr. Tse Shing Fung (a)	987,809	1,559,202
Mr. Tse Tsz Tun (b)	987,808	1,559,201
Total(1)	1,975,617	3,118,403

(1)	The balance represented the advances to the directors. The amount was unsecured, interest-free and repayable on demand.

Related party transactions

	For the year ended March 31,
	2025	2024	2023
	USD	USD	USD
Office rental to related parties
Parents of the Mr. Tse Shing Fung (a) and Mr. Tse Tsz Tun (b)	12,308	12,308	12,308
Total	12,308	12,308	12,308

Advances from (Repayment to) related parties
Mr. Tse Shing Fung (a)	(571,393)	961,282	(170,125)
Mr. Tse Tsz Tun (b)	(571,393)	961,282	(170,125)
Total	(1,142,786)	1,922,564	(340,250)

13. Commitments and Contingencies

Commitments

As of March 31, 2025 and 2024, the Company did not have any significant capital and other commitments.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of March 31, 2025 and 2024, the Company is not a party to any material legal or administrative proceedings.

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

14. Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”), Mr. Tse Shing Fung (a director of the Company), for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. For the years ended March 31, 2025, 2024 and 2023, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and assets. Therefore, no geographical segments are presented. The single segment represents the Company’s core business of providing wet trades works and other wet trades related ancillary works to its customers in Hong Kong.

15. Subsequent Events

The Company has assessed all events from March 31, 2025, up through the date of this report, which is the date that these consolidated financial statements are available to be issued, except for disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

The Company completed its initial public offering on the NASDAQ on July 8, 2025, issuing 1,500,000 ordinary shares at a price of US$4.00 per share. In addition, the Company entered into an underwriting agreement with the underwriter on July 7, 2025, which granted the underwriter a 45-day option to purchase up to an additional 225,000 ordinary shares at the public offering price of US$4.00 per share, less underwriting discounts, to cover any over-allotment. Subsequently, on July 24, 2025, the underwriter exercised the over-allotment option in full, purchasing an additional 225,000 ordinary shares at the public offering price of US$4.00 per share. The initial public offering and the exercise of the over-allotment option closed on July 24, 2025, with gross proceeds totaling US$6,900,000, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on July 8, 2025 on The Nasdaq Capital Market and commenced trading under the ticker symbol “MSGY”.