Form 20-F
period 2026-03-31
Masonglory Ltd
filed 2026-07-30
CIK 2020228

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

As of the date of this document, there were 16,957,000 ordinary shares, par value US$0.0001 per share.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this report. As of the date of this report, there were 16,957,000 ordinary shares outstanding, at par value $0.0001 per share.

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

The summary consolidated statements of operations and cash flow

	For the year ended March 31,
	2026	2025	2024
	USD	USD	USD
Revenue	23,555,839	23,318,482	20,628,643
Cost of revenue	(22,517,082)	(21,146,746)	(18,927,164)
Gross profit	1,038,757	2,171,736	1,701,479

Operating expenses
General and administrative expenses	(8,852,414)	(668,785)	(181,483)
Total operating expenses	(8,852,414)	(668,785)	(181,483)

(Loss) income from operations	(7,813,657)	1,502,951	1,519,996

Other income (expense)
Interest expense, net	-	-	(261)
Other income	21,945	2,448	5,686
Total other income, net	21,945	2,448	5,425

(Loss) income before income taxes	(7,791,712)	1,505,399	1,525,421
Income tax expense	(213,018)	(229,517)	(229,218)
Net (loss) income and total comprehensive (loss) income	(8,004,730)	1,275,882	1,296,203

Net (loss) income per share attributable to ordinary shareholders
Basic and diluted	(0.56)	0.10	0.11

Weighted average number of ordinary shares used in computing net (loss) income per share
Basic and diluted	14,353,540	12,294,521	11,500,000

	For the year ended March 31,
	2026	2025	2024
	USD	USD	USD
Operating activities:
Net (loss) income	(8,004,730)	1,275,882	1,296,203
Adjustments:
Depreciation of equipment	197,231	-	-
Amortization of right-of-use assets – finance lease	-	1,384	20,742
(Reversal) provision of expected credit loss allowance, net	(66,401)	19,834	23,413
Deferred taxation	213,019	(3,079)	(5,413)
Share-based payment – consultancy services	7,813,520	-	-
Change in working capital items:
Change in accounts receivable	(2,435,319)	3,981,041	(3,828,747)
Change in contract assets	(2,321,132)	(448,047)	(316,594)
Prepayments	(835,897)	-	-
Change in deposits	-	-	(2,564)
Change in accounts payable	1,694,878	(1,919,732)	949,911
Change in income tax payable	(32,534)	261,852	176,938
Change in accrued expenses and other payables	(36,055)	222,678	19,904
Cash (used in) generated from operating activities	(3,813,420)	3,391,813	(1,666,207)

Investing activity:
Purchases of equipment	(1,972,308)	-	-
Cash used in investing activity	(1,972,308)	-	-

Financing activities:
Principal payments for finance lease liabilities	-	-	(12,835)
(Repayment to) Advances from directors	(1,975,616)	(1,142,786)	1,922,564
Advances from a related party	153,846	-	-
Issuance of ordinary shares	6,900,000	165,350	-
Deferred offering costs	(1,342,313)	(238,319)	(225,210)
Cash generated from (used in) financing activities	3,735,917	(1,215,755)	1,684,519

Net (decrease) increase in cash at banks	(2,049,811)	2,176,058	18,312

Cash at banks as of beginning of the year	2,365,532	189,474	171,162

Cash at banks as of the end of the year	315,721	2,365,532	189,474

Supplementary Cash Flows Information
Cash (paid) refunded for income tax	(32,221)	29,256	(57,692)

Cash paid for interest	-	-	1,777

Supplemental non-cash investing and financing activities
Issuance of ordinary shares for consultancy services	7,813,520	-	-
Offering costs offset against additional paid-in capital	463,529	-	-

The summary consolidated balance sheet as at March 31, 2026 and 2025

	As of March 31,
	2026	2025
	USD	USD
Assets
Current assets
Cash at banks	315,721	2,365,532
Accounts receivable, net	3,860,092	1,411,316
Contract assets	4,669,138	2,295,062
Prepayments	208,974	-
Deferred offering costs	-	463,529
Deposits	2,590	2,590
Total current assets	9,056,515	6,538,029

Non-current assets
Equipment, net	1,775,077	-
Prepayments	626,923	-
Deferred tax assets	-	12,829
Total non-current assets	2,402,000	12,829
Total assets	11,458,515	6,550,858

Current liabilities
Accounts payable	2,108,370	413,492
Due to directors	-	1,975,617
Amount due to related party	153,846	-
Accrued expenses and other payables	225,695	261,750
Income tax payable	407,172	439,706
Total current liabilities	2,895,083	3,090,565

Non-current liabilities
Deferred tax liabilities	200,190	-
Total non-current liabilities	200,190	-
Total liabilities	3,095,273	3,090,565

Shareholders’ equity
Ordinary shares, 500,000,000 shares authorized; USD0.0001 par value, 16,957,000 and 12,500,000 shares issued and outstanding, as of March 31, 2026 and 2025, respectively	1,696	1,250
Additional paid in capital	13,071,336	164,103
(Accumulated losses)/retained earnings	(4,709,790)	3,294,940
Total shareholders’ equity	8,363,242	3,460,293
Total liabilities and shareholders’ equity	11,458,515	6,550,858

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

A significant portion of our revenue was derived from a limited number of customers. Our five largest customers for the years ended March 31, 2026 and 2025, accounted for 99.3% and 100% of our total revenue, respectively.

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

Our revenue is mainly derived from projects which are non-recurrent in nature and there is no guarantee that our customers will provide us with new businesses

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. For the years ended March 31, 2026 and 2025, we secured new businesses mainly through invitation for tender by customers. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. Our directors consider that our success rate on project tendering depends on a range of factors, which primarily include our pricing and tender strategy, competitors’ tender and pricing strategy, the availability of our resources and subcontractors, level of competition and our customers’ evaluation standards. Furthermore, so far as our directors are aware, some of our customers have maintained an evaluation system to ensure that the service providers meet certain standards of management, industrial expertise, financial capability, reputation and regulatory compliance which may change from time to time. There is no assurance that we could achieve the same or higher tender success rate in the future as we did for the years ended March 31, 2026 and 2025. If we fail to secure new contracts or there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position and prospects could be materially and adversely affected.

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

For the years ended March 31, 2026, 2025 and 2024, our contracts with customers are generally on re-measurement basis and occasionally on a lump sum price basis or a combination of lump sum price items and re-measurement items, while our contracts with our subcontractors are generally on re-measurement basis. In the event that our contracts with customers are on a lump sum price basis and the cost of subcontracting increases and we are unable to pass on the risk of increased subcontracting fees to our customers, our profitability may be adversely affected.

Rising costs and limited supply of raw materials may increase our costs and affect our performance

The major raw construction materials in wet trades works include Portland cement, aggregates and sand. Since the inception of our Operating Subsidiary, the average prices of most of the construction materials applied in wet trades works have shown an increasing trend. If raw material costs of wet trades work industry keep increasing, our costs may increase in the future, which could materially and adversely affect our business operations and financial conditions. Amongst all raw materials used in wet trades works, the average price of sand has increased the most, primarily due to the limited supply of river sand in the PRC. In particular, the main source of river sand and aggregates used in Hong Kong originate from Guangdong Province, where the local government has imposed export quotas to ease the local shortages as demand outstrips supply, wet trades contractors are facing occasional fluctuations in the supply of river sand and aggregates. In the event of a shortage of river sand and aggregates, if we are unable to source sufficient river sand and aggregates promptly to meet the needs of our wet trades projects, our project progress could be delayed and we may not be able to complete the projects on time in accordance with customers’ requirement. In such event, our reputation and our tender success rate in the future may be adversely affected. For the years ended March 31, 2026, 2025 and 2024, we did not experience any material claim by our customer arising from any failure to complete our projects on time as a result of any fluctuations in the supply of river sand and aggregates.

The total actual value of work done may differ from the original estimated contract sum stated in our contracts with customers

For the years ended March 31, 2026, 2025 and 2024, our contracts with customers are generally on re-measurement basis. Depending on our negotiations with customers, some of our customers may also engage us based on a lump sum price or a combination of lump sum price items and re-measurement items. In respect of re-measurement items, the contract will specify an estimated contract sum based on the agreed unit rates and the estimated quantities of work items. The actual amount of works to be carried out by us under our contract is subject to our customer’s instructions or orders placed during the contract period and the total actual value of work done may be different from the original estimated contract sum stated in the contract.

Our customers will measure the actual quantities of works executed on site and we will be paid based on the actual work done. In respect of lump sum price items, we are generally required to carry out the specified works required by our customers of fixed quantity at an agreed fixed price. Our customers may request additional, reduction or alteration of works beyond the scope of the contract during project implementation by placing variation orders with us. The aggregate amount of revenue that we are able to derive from a project may be different from the original estimated contract sum specified in the relevant contract due to variation orders placed by our customers. As such, there is no assurance that the amount of fees and charges as finally agreed with our customers would be sufficient to recover our costs incurred or provide us with a reasonable profit margin or the amount of revenue derived from our projects will not be substantially different from the original estimated contract sum as specified in the relevant contracts and our financial condition may be adversely affected by any decrease in our revenue as a result of variation orders. As a result, there is no assurance that our revenue and profit margin in the future will remain at a level comparable to those recorded during the during the years ended March 31, 2026 and 2025.

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

For the years ended March 31, 2026, 2025 and 2024, the majority of our revenue was derived from wet trades works for residential developments. The future development of the wet trades industry and the availability of wet trades works projects in Hong Kong depend largely on the continued development of the property market in Hong Kong. The nature, extent and timing of available wet trades works projects will be determined by an interplay of a variety of factors, including the Government’s policies on the property market in Hong Kong, its land supply and public housing policy, the investment of property developers and the general conditions and prospects of Hong Kong’s economy. These factors may affect the availability of wet trades works projects in Hong Kong. If there is any slowdown (in terms of transaction volume and price) of the property market in Hong Kong, there is no assurance that the availability of wet trades works projects in Hong Kong would not decrease significantly, and our business, financial position and prospect may be adversely and materially affected.

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

Our ability to successfully tender for and undertake new projects is limited by the availability of our project management staff and subcontractors

For the years ended March 31, 2026, 2025 and 2024, we have focused on the role of project management in carrying out our wet trades works. Therefore, our services capacity in undertaking several and sizeable wet trades works projects is largely limited by the availability of our in-house project management staff and our subcontractors. However, shortage of experienced and skilled labour is a prolonged issue in the wet trades industry in Hong Kong. In view of the aforesaid, we may encounter difficulties in maintaining and recruiting sufficient number of project management staff or engaging suitable subcontractors for undertaking additional projects in the future.

For the years ended March 31, 2026, 2025 and 2024, our Group had from time to time received invitations for tenders when our available resources were occupied by other projects on hand. On occasion, in order to (i) maintain our business relationship with customers; (ii) maintain our presence in the market; and (iii) be informed of the latest market development and pricing trends which are useful for tendering projects in the future, we would respond to our customers’ invitations by submitting tenders instead of turning them down. In such circumstances, our executive directors would take a more prudent approach in costs estimation by factoring a higher profit margin even though it may cause our tender price to become less competitive than those submitted by our competitors. Therefore, our ability to successfully tender for new projects may be affected by the availability of our project management staff. There is a risk that we may not be awarded with new contracts by our customers as our tenders may become relatively less competitive due to limitation in our service capacity.

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

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. Currently, we do not intend to rely on home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of the Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of the Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds the Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder.

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

On January 9, 2026, the Company issued 2,732,000 Ordinary Shares to a number of shareholders pursuant to the Form S-8 filed on December 10, 2025.

As of the date of this report, 16,957,000 Ordinary Shares were issued and outstanding.

On August 29, 2025, the Board approved the appointment of Ms. Xie Jinyu (Ms. Xie) as a director of the Company, effective August 29, 2025. Pursuant to the director agreement between Ms. Xie and the Company, Ms. Xie shall hold such office until the director’s earlier death, disqualification, resignation or removal from office in accordance with the director agreement, the amended and restated memorandum and the amended and restated articles of association of the Company, or any applicable laws, rules, or regulations.

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

Long-term and stable relationship with our major customers

We have established long-term relationships with customers who we have worked with since the inception of our Operating Subsidiary in 2018, some of which are our major customers as at the date of this report. During the years ended March 31, 2026, 2025 and 2024, all of our major customers are reputable main contractors of various buildings projects in Hong Kong that belonged to renowned construction groups that are listed on the Stock Exchange of Hong Kong Limited. At the same time, we strive to maintain such long-term and stable relationship with our major customers as we derive a significant portion of our revenue from them.

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

Implementation of stringent quality assurance system

In addition to our ability to attract and retain high quality subcontractors, we have also implemented a stringent quality control system to regulate our work’s quality, safety and environmental management standard which ensures that we consistently deliver high quality services to our customers. Our dedicated project management team actively monitors the progress of each project and maintains an open dialogue with our subcontractors to ensure that our various work standards are being complied with and implements corrective measures immediately if any instance of non-compliance is identified. For the years ended March 31, 2026, 2025 and 2024 and as at the date of this report, we have not encountered any material disputes and legal proceedings initiated by our customers, and no punitive actions have been taken by any local authorities against our Operating Subsidiary for the violation of any applicable regulations. We believe that our stringent quality control system helps separate us from other competitors and solidifies our position as a dedicated wet trades works subcontractor, which is crucial to our customer retention and business growth.

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

Diversifying our project portfolio

Although we have been involved as a subcontractor for construction works in the public sector, our primary focus is still on private sector projects, which accounted for a majority of our total revenue for the years ended March 31, 2026, 2025 and 2024. Nevertheless, we believe it would be beneficial to diversify our project portfolio to the public sector as this could reduce our dependency on some of our major customers and on the general private market. In particular, we see the need to diversify our project portfolio to the public sector as the Government has been active in recent years in initiating land resumption plans across Hong Kong for public housing and infrastructure developments. With the increased social demand for greater public housing and improved infrastructures, we anticipate that there will be greater opportunities for projects in the public sector in the coming years. We will continue our efforts in establishing our own machinery fleet, strengthening our financial capacity and manpower such that we could meet the requirements and qualify for public sector projects tender.

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

Set forth below are descriptions of the developments for which we performed wet trades works:

Residential: we have participated in both private housing projects initiated by some of the leading private property developers in Hong Kong as well as public housing projects initiated by the Hong Kong government. Residential development projects accounted for approximately 74.8% of our revenue for the year ended March 31, 2026.

Commercial: we have participated in office building construction and new commercial zone development project across Hong Kong. Commercial development projects accounted for approximately 25.2% of our revenue for the year ended March 31, 2026.

Infrastructure and public facilities: we have participated in government office and public leisure centre construction projects. Infrastructure and public facilities development projects accounted for approximately 0% of our revenue for the year ended March 31, 2026.

OUR CUSTOMERS

For the year ended March 31, 2026 and 2025, our customers are primarily main contractors of property development and civil engineering projects in Hong Kong. Our five largest customers accounted for 99.3% and 100% of our revenue for the year ended March 31, 2026 and 2025, respectively. For the year ended March 31, 2026 and 2025, three and four of our customers generated income which accounted for more than 10% of our annual revenue, respectively.

For the year ended March 31, 2026 and 2025 and as of the date of this report, we did not have any uncollectible accounts receivable from our major customers as identified above and we received timely payment from such major customers pursuant to the agreed payment schedule as stipulated under our contracts. Our management monitors the movements in our accounts receivable, particularly accounts receivable from our major customers, to ensure timely collection and maintain healthy cash flow. This includes regularly reviewing outstanding invoices, analyzing payment patterns, and identifying any potential issues with customer creditworthiness.

We do not enter into long-term agreements with our customers, and our customers generally engage us on a project-by-project basis, which we believe is in line with market practice. For the year ended March 31, 2026 and 2025 and as of the date of this report, our customers were located in Hong Kong and our purchase were denominated in Hong Kong dollars.

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

SUPPLIERS

The suppliers of goods and services that are essential for our business operations can be categorized into three main groups: (i) subcontractors who provide specialized services required for our projects, (ii) suppliers who provide constructions materials and equipment that are required by our subcontractors, and (iii) suppliers of other miscellaneous services such as machinery rental and repair and maintenance services. For the years ended March 31, 2026 and 2025, our suppliers were located in Hong Kong and our purchase were denominated in Hong Kong dollars. Our five largest suppliers accounted for 25.5% and 40.5% of our revenue for the year ended March 31, 2026 and 2025, respectively. For the year ended March 31, 2026 and 2025, nil and 1 of our suppliers accounted for more than 10% of our cost of services, respectively.

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

INSURANCE AND SURETY

For the years ended March 31, 2026 and 2025, we undertook projects in the role of subcontractor. Our wet trades works were covered by the employees’ compensation insurance, third party liability insurance and contractor’s all risks insurance taken out by the main contractors for the entire construction projects. Such insurance policies covered and protected all employees of main contractors and subcontractors of all tiers working in the relevant construction site and works performed by them in the relevant construction site.

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

EMPLOYEES

For the years ended March 31, 2026 and 2025, our Operating Subsidiary employed a total number of 11 and 11 employees in Hong Kong, respectively. All of our employees were stationed in Hong Kong. The following table sets out a breakdown of our employees by function:

	As of March 31, 2026	As of March 31, 2025
Director	2	2
Chief finance officer	1	1
Foreman	3	4
Quantity surveyor	2	2
Finance and administration	2	1
Contract manager	1	1
Total	11	11

We believe that our Operating Subsidiary maintains a good working relationship with its employees, and it has not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the years ended March 31, 2026 and 2025. There has not been any trade union set up for our employees.

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

ENVIRONMENTAL PROTECTION

Our operations at project sites are subject to certain environmental requirements pursuant to the laws in Hong Kong, including primarily those in relation to air pollution control, water pollution control, noise control and waste disposal for the years ended March 31, 2026, 2025 and 2024.

For the years ended March 31, 2026, 2025 and 2024 and up to the date of this report, we did not record any material non-compliance with the applicable environmental requirements that resulted in prosecution, conviction or penalty being brought against us.

REGULATIONS

The section sets forth a summary of the principal Hong Kong laws and regulations relevant to our business and operations in Hong Kong.

LAWS AND REGULATIONS IN RELATION TO LABOUR, HEALTH AND SAFETY

For the years ended March 31, 2026, 2025 and 2024 and up to the date of this report, our site workers and our subcontractors engaged in wet trades works and were therefore subject to the following laws and regulations.

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

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (set at HK$43.1 per hour) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

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

The following table shows a reconciliation of our backlog as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025
	USD	USD
Contract revenues on uncompleted contracts at the beginning of the year	14,875,233	13,924,481
New contracts awarded during the year	41,266,415	14,215,149
Contract adjustment	(1,179,205)	10,054,085
Contracts revenue recognized for the year	(23,555,839)	(23,318,482)
Backlog at the end of the year	31,406,604	14,875,233

Our backlog increased from US$14,875,233 as of March 31, 2025 to US$31,406,604 as of March 31, 2026, representing an increase of US$16,531,371, or 111.1%. The increase in our backlog was due principally to US$41,266,415 of new contracts awarded during the year (primarily five new infrastructure and residential projects commenced during the year), partly offset by a net downward contract adjustment of US$1,179,205 on existing projects and by US$23,555,839 of revenue recognized during the year. The timing and extent to which backlog will result in direct revenue depends on many factors, including the timing of commencement of work, the rate at which we perform services, scope changes, cancellations, delays, receipt of regulatory approvals and the nature, duration, size, complexity and phase of the studies. In addition, delayed projects remain in backlog until they are canceled. As a result of these factors, our backlog is not necessarily a reliable indicator of future direct revenue and we might not realize all or any part of the direct revenue from the authorizations in backlog as of any point in time.

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

We do not present separate contract liabilities on the face of the Consolidated Balance Sheet as of March 31, 2026 and 2025 as the majority of our backlog has not yet resulted in customer prepayments.

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

Please refer to the Note 2 to the Consolidated Financial Statements for the details of significant accounting policies. The management has evaluated and determined that the Company do not have any critical accounting policies or estimates during the reporting period.

RESULTS OF OPERATIONS

Year ended March 31, 2026, compared to year ended March 31, 2025

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

	For the year ended March 31,
	2026	2025	Change
	US$	US$	%
Revenues	23,555,839	23,318,482	1.0
Cost of revenue	(22,517,082)	(21,146,746)	6.5
Gross profit	1,038,757	2,171,736	(52.2)

Operating expenses:
Administrative expenses	(8,852,414)	(668,785)	1,223.7
Total operating expenses	(8,852,414)	(668,785)	1,223.7

Other income (expense):
Interest expense, net	-	-
Other income	21,945	2,448	796.5
Total other income, net	21,945	2,448	796.5

(Loss) income from operations and before tax expenses	(7,791,712)	1,505,399	(617.6)
Income tax expense	(213,018)	(229,517)	(7.2)
Net (loss) income	(8,004,730)	1,275,882	(727.4)

Revenue

Our revenue increased slightly from US$23,318,482 for the year ended March 31, 2025 to US$23,555,839 for the year ended March 31, 2026, representing an increase of approximately US$237,357 or 1.0%. There was no significant movement in the volume of work performed under our portfolio of projects year-on-year.

The following table sets forth the breakdown of our revenue by sector for the years ended March 31, 2026 and 2025, respectively:

	For the year ended March 31,
	2026	2025
	US$	US$
Revenues
Public Sector	11,750,501	8,490,226
Private Sector	11,805,338	14,828,256
Total Revenue	23,555,839	23,318,482

Public sector revenue increased from US$8,490,226 to US$11,750,501, while private sector revenue decreased from US$14,828,256 to US$11,805,338, reflecting a shift in our project mix toward public sector works during the year, notwithstanding that total revenue remained broadly stable.

Cost of Revenue

Our cost of services mainly comprised subcontracting fees, cost of materials and toolings, direct labour costs and overhead costs. A breakdown of our cost of revenue for the years ended March 31, 2026 and 2025 are as follows:

	For the year ended March 31,
	2026	2025
	US$	US$
Cost of revenue
Subcontracting costs	18,637,730	18,926,090
Material costs	3,052,755	1,413,376
Direct labor costs	312,928	308,077
Depreciation	197,231	1,383
Overhead costs	316,438	497,820
Total cost of revenue	22,517,082	21,146,746

Our cost of services increased from US$21,146,746 for the year ended March 31, 2025 to US$22,517,082 for the year ended March 31, 2026, representing an increase of approximately US$1,370,336 or 6.5%. The increase was generally in line with the increase in revenue while the increase in material costs, direct labor costs for the year ended March 31, 2026 was mainly attributable to the increase in the amount of works performed by us in our existing projects during the year ended March 31, 2026.

With respect to material costs, we closely monitor the changes in price levels on a regular basis and we have noticed a gradual increase in the price of raw materials and especially river sand, which is one of the key raw materials used in wet trade works. However, such inflationary pressures have not materially affected our results of operations and we do not expect such inflationary pressures to have a material effect on our results of operations in the future as we have established long-term stable relationships with our main suppliers who are able to consistently supply the necessary raw materials to us at favorable price without significant mark-ups despite the gradual increase in raw material costs. This increase also reflected a shift in our project mix toward more material-intensive works during the year, including a number of projects under which we were responsible for supplying the principal construction materials ourselves rather than performing labour-only subcontracting works.

In general, we take into account the recent upward or downward movements in the market price of raw materials when we prepare our budget for each project before we submit our tender to our customers to mitigate against inflationary pressures. For instance, we may adjust our pricing by increasing our subcontracting fees to pass on inflation driven cost increase to our customers. However, if there is any unexpected increase in the pricing of raw materials after we are awarded a project, such increase in price may not be passed onto our customers as our subcontracting fee is fixed and governed by our subcontracting agreement with our customers. In such event, our results of operations may be affected. For the years ended March 31, 2026 and 2025, we did not experience any unexpected increase in pricing of raw materials after we were awarded a project.

Gross profit and gross profit margin

Our gross profit decreased by 52.2 % to US$1,038,757 for the year ended March 31, 2026, from US$2,171,736 for the year ended March 31, 2025. Our gross profit margin decreased to 4.4% for the year ended March 31, 2026, from 9.3% for the year ended March 31, 2025. The decrease in gross profit margin was primarily attributable to the significant increase in material costs and the additional depreciation of equipment described above, which were not accompanied by a corresponding increase in revenue.

The following table sets out the gross profit and gross profit margin by sector for the years ended March 31, 2026 and 2025, respectively:

	For the year ended March 31,
	2026		2025
	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin
	US$	%	US$	%
Public Sector Projects	702,593	6.0	1,722,538	20.3
Private Sector Projects	336,164	2.8	449,198	3.0
Gross profit	1,038,757	4.4	2,171,736	9.3

Our gross profit from public sector projects was US$702,593 for the year ended March 31, 2026, as compared to US$1,722,538 for the year ended March 31, 2025, a decrease of US$1,019,945, or 59.2%. The decrease in gross profit was mainly attributable to the decrease in revenue generated from our infrastructure development projects. Our gross profit margin from public sector projects decreased from 20.3% for the year ended March 31, 2025 to 6.0% for the year ended March 31, 2026, which was due to increase in cost of revenue from the delay of projects.

Our gross profit from private sector projects was US$336,164 for the year ended March 31, 2026, as compared to US$449,198 for the year ended March 31, 2025, a decrease of US$113,034, or 25.1%. The decrease in gross profit was mainly attributable to the decrease in revenue generated from our residential and commercial development projects. Our gross profit margin from private sector projects increased from 3.0% for the year ended March 31, 2025 to 2.8% for the year ended March 31, 2026, which was due to decrease in cost of revenue from the delay of projects.

Administrative Expenses

Our administrative expenses increased from US$668,785 for the year ended March 31, 2025 to US$8,852,414 for the year ended March 31, 2026. The increase was overwhelmingly attributable to a non-cash share-based compensation of US$7,813,520, recognized on the issuance of 2,732,000 ordinary shares to consultants in January 2026. Excluding this non-cash charge, administrative expenses were approximately US$1,038,894, an increase of approximately US$370,109 over the prior year, reflecting higher professional, listing and compliance costs incurred as a result of operating as a public company following our initial public offering.

We present the share-based compensation as a component of administrative expenses in the consolidated statements of operations. Given that this non-cash charge represents approximately 99% of our loss from operations, we are considering presenting it as a separate line item on the face of the consolidated statements of operations to enhance the transparency of our results.

Other income and expenses

Our other income, net increased to US$21,945 for the year ended March 31, 2026, from US$2,448 for the year ended March 31, 2025. Other income, net for FY2026 was comprised of net foreign exchange gains, with no material bank interest income recognized during the year.

Income tax expenses

We are not subject to any income tax in the Cayman Islands and the BVI pursuant to the rules and regulations in those jurisdictions, but our Operating Subsidiary, Masontech Limited, is subject to Hong Kong profits tax. Our income tax expense of US$213,018 for the year ended March 31, 2026, compared to US$229,517 for the year ended March 31, 2025. There was no current Hong Kong profits tax for the year: although our operating subsidiary recorded an accounting profit, it was in a tax-loss position after tax depreciation allowances. The FY2026 tax expense is therefore entirely deferred tax, arising mainly from the acceleration of tax depreciation relative to book depreciation. The share-based compensation of US$7,813,520 was incurred by our holding companies, which are not subject to income tax.

Net (loss) income and total comprehensive (loss) income

As a result of the forgoing, we reported a net loss and total comprehensive loss of US$8,004,730 for the year ended March 31, 2026, as compared to a net income and total comprehensive income of US$1,275,882 for the year ended March 31, 2025. The net loss was principally attributable to the non-cash share-based compensation of US$7,813,520, together with the decline in our gross profit and the increase in administrative costs associated with operating as a public company.

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

The following table sets out the gross profit and gross profit margin by sector for the years ended March 31, 2025 and 2024, respectively:

	For the year ended March 31,
	2025		2024
	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin
	US$	%	US$	%
Public Sector Projects	1,722,538	8.3	148,983	11.0
Private Sector Projects	449,198	3.0	1,552,496	8.1
Gross profit	2,171,736	9.3	1,701,479	8.3

Our gross profit from public sector projects was US$1,722,538 for the year ended March 31, 2025, as compared to US$148,983 for the year ended March 31, 2024, an increase of US$1,573,555, or 1,056.2%. The increase in gross profit was mainly attributable to the increase in revenue generated from our infrastructure development projects. Our gross profit margin from public sector projects for the year ended March 31, 2024 increased from 11.0% for the year ended March 31, 2024 to 20.3% for the year ended March 31, 2025, which was mainly due to our directors’ ability to negotiate for better pricing and more favorable terms with our suppliers.

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

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	For the year ended March 31,
	2026	2025
	US$	US$
Cash at banks at the beginning of the year	2,365,532	189,474
Net cash (used in) generated from operating activities	(3,813,420)	3,391,813
Net cash used in investing activities	(1,972,308)	-
Net cash generated from (used in) financing activities	3,735,917	(1,215,755)
Cash at banks at the end of the year	315,721	2,365,532

Operating activities

Our cash inflow from operating activities was principally from receipt of progress payments from customers. Our cash outflows from operating activities were principally due to the payments for purchase of materials from suppliers, subcontracting fees, staff costs, and administrative and other operating expenses.

We recorded a net cash used in operating activities of US$3,813,420 for the year ended March 31, 2026 as compared to net cash generated from operating activities of US$3,391,813 for the year ended March 31, 2025. Such change was attributable primarily to the movements in the following working capital items:

(i)	change in accounts receivable, which resulted in a cash outflow of US$2,435,319 for the year ended March 31, 2026 as compared to a cash inflow of US$3,981,041 for the same period of 2025, a decrease of US$6,416,360 or 161.2%;

(ii)	change in accounts payable, which resulted in a cash inflow of US$1,694,878 for the year ended March 31, 2026 as compared to a cash outflow of US$1,919,732 for the same period of 2025, an increase of US$3,614,610 or 188.3%;

(iii)	change in tax payables, which resulted in a cash outflow of US$32,534 for the year ended March 31, 2026 as compared to a cash inflow of US$261,852 for the same period of 2025, a decrease of US$294,386 or 112.4%; and

(iv)	change in accrued expenses, which resulted in a cash outflow of US$36,055 for the year ended March 31, 2026 as compared to a cash inflow of US$222,678 for the same period of 2025, a decrease of US$258,733 or 116.2%.

(v)	change in contract assets, which resulted in a cash outflow of US$2,321,132 for the year ended March 31, 2026 as compared to a cash outflow of US$448,047 for the same period of 2025, a decrease of US$1,873,085 or 418.1%; and

(vi)	change in prepayments, which resulted in a cash outflow of US$835,897 for the year ended March 31, 2026 as compared to a cash inflow of Nil for the same period of 2025, a decrease of US$835,897.

Please refer to the paragraph headed “Current assets and current liabilities” for discussion on the changes in the working capital items below.

Investing Activities

Net cash used in investing activities was US$1,972,308 for the year ended March 31, 2026 (2025: nil), representing the acquisition of equipment, comprising forklifts, plastering and spraying machines and aerial work platforms.

Financing Activities

For the year ended March 31, 2026, net cash generated from financing activities was US$3,735,917. Financing cash outflow consisted primarily of (i) repayment to directors of US$1,975,616; (ii) advance from a related party of U$153,846; (iii) issuance of ordinary shares of US$6,900,000; and (iv) payment of deferred offering costs of US$1,342,313.

For the year ended March 31, 2025, net cash used in financing activities was US$1,215,755. Financing cash outflow consisted primarily of (i) repayment to directors of US$1,142,786; (ii) issuance of ordinary shares of US$165,350; and (iii) payment of deferred offering costs of US$238,319.

Capital Expenditures

Our capital expenditures were US$1,972,308 for the year ended March 31, 2026 and nil for each of the years ended March 31, 2025 and 2024. Our capital expenditures in FY2026 related to the acquisition of equipment to support our operations. We expect to fund our future capital expenditures with cash generated from operations and our existing cash resources.

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

(iii)	change in tax payables, which resulted in a cash inflow of US$261,852 for the year ended March 31, 2025 as compared to a cash inflow of US$176,938 for the same period of 2024, an increase of US$84,914 or 48.0%; and

(iv)	change in accrued expenses, which resulted in a cash inflow of US$222,678 for the year ended March 31, 2025 as compared to a cash inflow of US$19,904 for the same period of 2024, an increase of US$202,774 or 1,018.8%.

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

CURRENT ASSETS AND CURRENT LIABILITIES

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of March 31,
	2026	2025
	US$	US$
CURRENT ASSETS
Cash at banks	315,721	2,365,532
Accounts receivables	3,860,092	1,411,316
Contract assets	4,669,138	2,295,062
Prepayments	208,974	-
Deferred offering costs	-	463,529
Deposits	2,590	2,590
Total current assets	9,056,515	6,538,029

CURRENT LIABILITIES
Accounts payables	2,108,370	413,492
Amounts due to directors	-	1,975,617
Accrued expenses	225,692	261,750
Other payable	153,849	-
Income tax payable	407,172	439,706
Total current liabilities	2,895,083	3,090,565
NET CURRENT ASSETS	6,161,432	3,447,464

Accounts receivables

Accounts receivables represented receivables from our customers arising from our contract work. We generally grant our customers a credit period of 30 days, depending on their reputation and transaction history. As of March 31, 2026, our accounts receivable increased by US$2,448,776 from US$1,411,316 as of March 31, 2025 to US$3,860,092 as of March 31, 2026, which is due primarily to a slowdown in the pace of collections from our customers.

We review our accounts receivable on a periodic basis and make allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, we consider several factors, including the estimated provision rate, age of the balance, the customer’s payment history, current credit-worthiness, and current economic trends. Additionally, we may make specific allowance for credit losses based on any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable. For the years ended March 31, 2026 and 2025, the balance for allowance for credit loss amounted to US$Nil and US$13,457, respectively.

Contract assets

Contract assets represented our rights to considerations from customers for the provision of services, which arise when: (i) we completed the relevant services under such contracts; or (ii) our customers withhold certain amounts payable to our Group as retention money to secure the due performance of the contracts for a period of generally 12 months (defects liability period) after completion of the relevant works. Any amount previously recognised as a contract asset is reclassified to trade receivables at the point at which it becomes unconditional. Our contract assets increased from US$2,295,062 as of March 31, 2025 to US$4,669,138 as of March 31, 2026. This increase was due primarily to growth in both components of contract assets, consistent with the significant increase in our project activity during the year: revenue recognized in excess of amounts paid or payable increased by US$1,246,711, from US$91,264 to US$1,337,975, and retainage increased by US$1,074,421, from US$2,262,130 to US$3,336,551, partly offset by a US$52,944 decrease in the allowance for credit losses. For the years ended March 31, 2026 and 2025, the allowance for credit losses amounted to US$5,388 and US$58,332, respectively.

The increase in our retention receivable is in line with our trend of growing project size. For the years ended March 31, 2026 and 2025, the balance for allowance for credit loss amounted to US$5,388 and US$58,332, respectively.

Deposits

Our deposits consist of deposits paid for a car park lease and for the application of the Construction Innovation and Technology Fund (CITF).

Accounts payables and accruals

The following table sets forth a breakdown of our accounts payables and accruals as of the dates indicated:

	As of March 31,
	2026	2025
	US$	US$
Accounts payables
Materials and tools	441,455	82,994
Subcontracting fee	1,666,915	330,498
	2,108,370	413,492
Accruals
Audit fee	140,000	140,000
Staff costs	42,962	41,684
Other professional fee	42,730	80,066
	225,692	261,750
Total	2,334,062	675,242

Our accounts payable primarily represent amounts payable to our suppliers of materials and subcontractors. As of March 31, 2026, our accounts payable increased by US$1,694,878 from US$413,492 as of March 31, 2025 to US$2,108,370 as of March 31, 2026. The increase in our accounts payable was due mainly to rise in business activity and the shift toward more material-intensive work.

Our accruals primarily consisted of accrued audit fee, staff salaries and retirement benefits expenses and other professional fee. As of March 31, 2026, our accruals decreased by US$36,058 from US$261,750 as of March 31, 2025 to US$225,692 as of March 31, 2026, which was mainly due to decrease in the incurrence of professional fees associated with our listing.

Amounts due to directors

The following table summarizes amounts due to directors:

	As of March 31,
	2026	2025
Name	US$	US$
Mr. Tse Shing Fung	-	987,809
Mr. Tse Tsz Tun	-	987,808
Total	-	1,975,617

Our amount due to directors is non-trade in nature, unsecured, repayable on demand and non-interest bearing. During the years ended March 31, 2026 and 2025, such amounts represented cash advanced by our directors to the Group for the purpose of providing general working capital to the Company. As of March 31, 2026, our amount due to directors decreased by US$1,975,614 from US$1,975,617 as of March 31, 2025 to US$Nil as of March 31, 2026, as we have repaid outstanding amounts to our directors.

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

Our exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when we have significant exposure to individual customers. As of March 31, 2026 and 2025, 100% of the total accounts receivable were due from our five largest customers.

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

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year ended March 31, 2026 and 2025.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this report.

Directors and Executive officers	Age	Position
Mr. Tse Shing Fung	40	Chairman of the Board of Directors
Mr. Tse Tsz Tun	36	Director and Chief Executive Officer
Ms. Xie Jinyu	41	Director
Mr. Tsoi Chi Hei	37	Chief Financial Officer
Mr. Lui Po Yuen	36	Independent Director
Mr. Man Wing Wa	38	Independent Director
Ms. Cheng Shing Yan	50	Independent Director
Mr. Lam Ka Shun	40	Project Manager

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

Ms. Xie Jinyu (“Ms. Xie”) has served as our director since August 29, 2025. Ms. Xie Jinyu has over 16 years of experience in accounting and investment. Ms. Xie currently serves as an accountant at Zhuhai Wushui Investment Holding Co., Ltd., a position she has held since 2017. From 2012 to 2017, she was engaged in self-directed investment activities. Prior to that, Ms. Xie has also held the position of accountant at AEON South China Commercial Co., Ltd., from 2009 to 2012. Ms. Xie holds an associate degree in financial management from Guangdong Peizheng College in the PRC in 2006 and obtained a certificate of accounting professional in 2009.

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

Family Relationships

Save as disclosed above, none of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Board Diversity Matrix
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	2	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country
Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

For the year ended March 31, 2026 and 2025, we paid an aggregate of approximately HK$1,018,700 (US$130,603) and HK$816,000 (US$104,615), in cash (including salaries and mandatory provident fund) to our directors. Our Hong Kong subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

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

Directors and executive officers(1)	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares

Directors and executive officers
Mr. Tse Shing Fung(1)(2)(3)	10,500,000	61.9%
Mr. Tse Tsz Tun(1)(2)(4)	10,500,000	61.9%
Ms. Xie Jinyu(1)	-	-
Mr. Tsoi Chi Hei(1)	-	-
Mr. Lui Po Yuen(1)	-	-
Mr. Man Wing Wa(1)	-	-
Ms. Cheng Shing Yan(1)	-	-
Mr. Lam Ka Shun(1)	-	-
All directors and executive officers (7 individuals)	10,500,000	61.9%
5% or greater shareholders
Mr. Tse Shing Fung(1)(2)(3)	10,500,000	61.9%
Mr. Tse Tsz Tun(1)(2)(4)	10,500,000	61.9%
Fung & Tun Limited(5)	10,500,000	61.9%

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is at Room 8, 25/F, CRE Centre, 889 Cheung Sha Wan, Kowloon, Hong Kong.

(2)	Mr. SF Tse and Mr. TT Tse, our executive directors and controlling shareholders, are cousins. Mr. SF Tse and Mr. TT Tse do not share the same household nor beneficial ownership over the Ordinary Shares the other owns.

(3)	Mr. SF Tse a director of the Company, owns 36% of the equity interests in Fung & Tun Limited.

(4)	Mr. TT Tse a director of the Company, owns 35% of the equity interests in Fung & Tun Limited.

(5)	Fung & Tun Limited is owned as to 36% and 35% by Mr. SF Tse and Mr. TT Tse. Therefore, Mr. SF Tse and Mr. TT Tse have voting and investment power with respect to the 10,500,000 Ordinary Shares held by Fung & Tun Limited. The registered address of Fung & Tun Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Set forth below are the related party transactions of our company that occurred during the years ended March 31, 2026, 2025, 2024 and up to the date of this report:

List of Related Parties

(a) Mr. Tse Shing Fung, a director of the Company, a cousin of Mr. Tse Tsz Tun.

(b) Mr. Tse Tsz Tun, a director of the Company, a cousin of Mr. Tse Shing Fung.

(c) Mr. Tse Chun Yuen and Ms. Or So Lan, parents of Mr. Tse Shing Fung

(d) Mr. Tse Chun Kuen and Ms. Yapp Ngi Yang, parents of Mr Tse Tsz Tun

Balances with related parties:

	As of March 31,
	2026	2025
	USD	USD
Due to related parties
Mr. Tse Shing Fung (a)	-	987,809
Mr. Tse Tsz Tun (b)	-	987,808
Total(1)	-	1,975,617

Other payable
Mr. Tsoi Chi Hei (c)	153,846	-
Total(1)	153,846	-

(1)	The balance represented the advances to the directors for operating cash flow of the Company. The amount was unsecured, interest-free and repayable on demand.

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this report.

Transactions with related parties:

Related party transactions

	For the year ended March 31,
	2026	2025	2024
	USD	USD	USD
Office rental to related parties
Parents of the Mr. Tse Shing Fung (a) and Mr. Tse Tsz Tun (b)	12,308	12,308	12,308
Total(1)	12,308	12,308	12,308

(1)	The office rental expenses were paid/ payable to, namely, the parents of our directors, Mr. TT Tse and Mr. SF Tse, related to payments for our Hong Kong office lease.

	For the year ended March 31,
	2026	2025	2024
	USD	USD	USD
Advances from (Repayment to) related parties
Mr. Tse Shing Fung (a)	(987,808)	(571,393)	961,282
Mr. Tse Tsz Tun (b)	(987,809)	(571,393)	961,282
Total(1)	(1,975,617)	(1,142,786)	1,922,564

(1)	The amounts due to related parties during the relevant periods were advances from our directors, Mr. TT Tse and Mr. SF Tse for operating cash flow of the Company, which are unsecured and interest-free with no specific repayment terms.

Policies and Procedures for Related-Party Transactions

Our board of directors has created an audit committee that is tasked with reviewing and approving all related-party transactions.

C.	Interests of Experts and Counsel

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

During the years ended March 31, 2026, 2025 and 2024, Masonglory did not declare or pay any dividends and there was no transfer of assets among Masonglory and its subsidiaries.

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

Our exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when we have significant exposure to individual customers. As of March 31, 2026 and 2025, 100% and 100% of the total accounts receivable were due from our five largest customers.

Foreign currency risk

We are exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year ended March 31, 2026 and 2025.

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

The F-1 Registration Statement was declared effective by the SEC on June 30, 2025. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$2.3 million which included US$0.5 million in underwriting discounts and commissions for the initial public offering and approximately US$1.8 million in other costs and expenses for our initial public offering. We raised approximately US$4.6 million in net proceeds from the issuance of new shares from the initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering and the optional offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this report, we have utilized (i) nil for expanding our workforce; (ii) US$0.7 million for acquisition of additional machineries; (iii) nil for diversifying our project portfolio; (iv) nil for strengthening our marketing efforts; and (v) US$1.8 million for working capital.

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

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of March 31, 2026, our disclosure controls and procedures were not effective. Notwithstanding our management’s assessment that our internal control over financial reporting was ineffective as of March 31, 2026, due to the material weakness described below, we believe that the consolidated financial statements included in this report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our twelve months ended March 31, 2026 that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

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

	2026	2025
	USD	USD
Audit Fee (1)	140,000	140,000
Audit Related service fees (2)	30,000	30,000
	140,000	170,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit related service fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit review services.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, officers, and employees and their respective family members of the Company that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

We have adopted a clawback policy required by the Nasdaq Listing Rule 5608, the form of which is attached as Exhibit 97.1 to this Annual Report.

Item 16K. Cybersecurity

Risk Management and Strategy

The Company uses a third-party information technology service provider to manage its information system, including cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance, and reporting cybersecurity risks. As of the date of this Annual Report, the Company has not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition.

Cybersecurity Governance

Our board considers cybersecurity risk as a critical part of its risk oversight function and is responsible for the oversight of cybersecurity and other information technology risks. The board oversees management’s implementation of our cybersecurity risk management program. The board receives periodic updates of our cybersecurity risks and controls from our Chief Financial Officer (CFO). In addition, the CFO updates the board, as necessary, regarding cybersecurity incidents they consider significant. The board also monitors the cyber risk management program. On the management team, our CFO has overall responsibility for assessing and managing our material risks from cybersecurity threats, and the CFO is assisted in this regard by our information technology team. Our CFO takes steps to stay informed about and monitor the identification, prevention, detection, protection, mitigation, and remediation of key cybersecurity risks and incidents through various means, which may include briefings with information technology team members and external consultants, and information and alerts obtained from governmental, public or private sources.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The consolidated financial statements of Masonglory Limited and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits.

Exhibit Number	Description of Exhibit
1.1	Form of Amended and Restated Memorandum and Articles of Association (incorporated herein by, reference to Exhibit 3.2 to the Form F-1 filed on November 6, 2024 (File No. 333-283046)
2.1	Specimen certificate evidencing Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1 filed on November 6, 2024 (File No. 333-283046))
2.2*	Description of Securities Registered under Section 12 of the Exchange Act
4.1	Form of Indemnification Agreement between the registrant and its officers and directors ((incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on November 6, 2024 (File No. 333-283046))
4.2	Form of Director Agreement between the registrant and its directors ((incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on November 6, 2024 (File No. 333-283046))
4.3	Form of Independent Director Agreement between the registrant and its independent directors ((incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on November 6, 2024 (File No. 333-283046))
4.4	Form of Employment Agreement between the registrant and its officers ((incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on November 6, 2024 (File No. 333-283046))
4.5	Office Lease Contract by and amongst Tse Chun Yuen, Tse Chun Kuen, Or So Lan, Yapp Ngi Yang and Masontech Limited dated April 1, 2024 (incorporated herein by reference to Exhibit 4.5 to the Form 20-F filed on July 30, 2025)
4.6	Office Lease Contract by and amongst Tse Chun Yuen, Tse Chun Kuen, Or So Lan, Yapp Ngi Yang and Masontech Limited dated April 1, 2025 (incorporated herein by reference to Exhibit 4.6 to the Form 20-F filed on July 30, 2025)
4.7*	Form of Director Agreement between the registrant and Jinyu Xie
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on November 6, 2024 (File No. 333-283046))
11.2*	Insider Trading Policy
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Form 20-F filed on July 30, 2025)
101	The following financial information from the Registrant’s annual report on Form 20-F for the year ended March 31, 2026, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Equity (Deficit); (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MASONGLORY LIMITED

By:	/s/ Tse Tsz Tun
Name:	Tse Tsz Tun
Title:	Chief Executive Officer and Director

Date: July 30, 2026

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of

Masonglory Limited

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheets of Masonglory Limited and its subsidiaries (the ‘Company’) as of March 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for the year ended March 31, 2026 and 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

Kuala Lumpur, Malaysia

July 30, 2026

Masonglory Limited and its subsidiaries
Consolidated Balance Sheets

	As of March 31,
	2026	2025
	USD	USD
Assets
Current assets
Cash at banks	315,721	2,365,532
Accounts receivable, net	3,860,092	1,411,316
Contract assets	4,669,138	2,295,062
Prepayments	208,974	-
Deferred offering costs	-	463,529
Deposits	2,590	2,590
Total current assets	9,056,515	6,538,029

Non-current assets
Equipment, net	1,775,077	-
Prepayments	626,923	-
Deferred tax assets	-	12,829
Total non-current assets	2,402,000	12,829
Total assets	11,458,515	6,550,858

Current liabilities
Accounts payable	2,108,370	413,492
Due to directors	-	1,975,617
Amount due to a related party	153,846	-
Accrued expenses and other payables	225,695	261,750
Income tax payable	407,172	439,706
Total current liabilities	2,895,083	3,090,565

Non-current liabilities
Deferred tax liabilities	200,190	-
Total non-current liabilities	200,190	-
Total liabilities	3,095,273	3,090,565

Shareholders’ equity
Ordinary shares, 500,000,000 shares authorized; USD0.0001 par value, 16,957,000 and 12,500,000 shares issued and outstanding, as of March 31, 2026 and 2025, respectively	1,696	1,250
Additional paid in capital	13,071,336	164,103
(Accumulated losses)/retained earnings	(4,709,790)	3,294,940
Total shareholders’ equity	8,363,242	3,460,293
Total liabilities and shareholders’ equity	11,458,515	6,550,858

The accompanying notes are an integral part of these consolidated financial statements.

Masonglory Limited and its subsidiaries
Consolidated Statements of Operations and Comprehensive Income

	For the year ended March 31,
	2026	2025	2024
	USD	USD	USD
Revenue	23,555,839	23,318,482	20,628,643
Cost of revenue	(22,517,082)	(21,146,746)	(18,927,164)
Gross profit	1,038,757	2,171,736	1,701,479

Operating expenses
General and administrative expenses	(8,852,414)	(668,785)	(181,483)
Total operating expenses	(8,852,414)	(668,785)	(181,483)

(Loss) income from operations	(7,813,657)	1,502,951	1,519,996

Other income (expense)
Interest expense, net	-	-	(261)
Other income	21,945	2,448	5,686
Total other income, net	21,945	2,448	5,425

(Loss) income before income taxes	(7,791,712)	1,505,399	1,525,421
Income tax expense	(213,018)	(229,517)	(229,218)
Net (loss) income and total comprehensive (loss) income	(8,004,730)	1,275,882	1,296,203

Net (loss) income per share attributable to ordinary shareholders
Basic and diluted	(0.56)	0.10	0.11

Weighted average number of ordinary shares used in computing net (loss) income per share
Basic and diluted	14,353,540	12,294,521	11,500,000

The accompanying notes are an integral part of these consolidated financial statements.

Masonglory Limited and its subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary Shares			Total
	Number of shares	Amount	Retained Earnings	Shareholders’ Equity
		USD	USD	USD
Balance as of April 1, 2023	11,500,000	3	722,855	722,858
Net profit for the year	-	-	1,296,203	1,296,203
Balance as of March 31, 2024	11,500,000	3	2,019,058	2,019,061

	Ordinary Shares				Total
	Number of shares	Amount	Additional paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD
Balance as of April 1, 2024	11,500,000	3	-	2,019,058	2,019,061
Reorganization	1,000,000	1,247	164,103	-	165,350
Net profit for the year	-	-	-	1,275,882	1,275,882
Balance as of March 31, 2025	12,500,000	1,250	164,103	3,294,940	3,460,293

	Ordinary Shares				Total
	Number of shares	Amount	Additional paid in capital	Retained Earnings (Accumulated Losses)	Shareholders’ Equity
		USD	USD	USD	USD
Balance as of April 1, 2025	12,500,000	1,250	164,103	3,294,940	3,460,293
Issuance of ordinary shares upon IPO and over-allotment, net of offering costs	1,725,000	173	5,093,986	-	5,094,159
Issuance of ordinary shares for consultancy services (share-based payment)	2,732,000	273	7,813,247	-	7,813,520
Net loss for the year	-	-	-	(8,004,730)	(8,004,730)
Balance as of March 31, 2026	16,957,000	1,696	13,071,336	(4,709,790)	8,363,242

The accompanying notes are an integral part of these consolidated financial statements.

Masonglory Limited and its subsidiaries
Consolidated Statements of Cash Flows

	For the year ended March 31,
	2026	2025	2024
	USD	USD	USD
Operating activities:
Net (loss) income	(8,004,730)	1,275,882	1,296,203
Adjustments:
Depreciation of equipment	197,231	-	-
Amortization of right-of-use assets – finance lease	-	1,384	20,742
(Reversal) provision of expected credit loss allowance, net	(66,401)	19,834	23,413
Deferred taxation	213,019	(3,079)	(5,413)
Share-based compensation – consultancy services	7,813,520	-	-
Change in working capital items:
Change in accounts receivable	(2,435,319)	3,981,041	(3,828,747)
Change in contract assets	(2,321,132)	(448,047)	(316,594)
Prepayments	(835,897)	-	-
Change in deposits	-	-	(2,564)
Change in accounts payable	1,694,878	(1,919,732)	949,911
Change in income tax payable	(32,534)	261,852	176,938
Change in accrued expenses and other payables	(36,055)	222,678	19,904
Cash (used in) generated from operating activities	(3,813,420)	3,391,813	(1,666,207)

Investing activity:
Purchases of equipment	(1,972,308)	-	-
Cash used in investing activity	(1,972,308)	-	-

Financing activities:
Principal payments for finance lease liabilities	-	-	(12,835)
(Repayment to) Advances from directors	(1,975,616)	(1,142,786)	1,922,564
Advances from a related party	153,846	-	-
Issuance of ordinary shares	6,900,000	165,350	-
Deferred offering costs	(1,342,313)	(238,319)	(225,210)
Cash generated from (used in) financing activities	3,735,917	(1,215,755)	1,684,519

Net (decrease) increase in cash at banks	(2,049,811)	2,176,058	18,312

Cash at banks as of beginning of the year	2,365,532	189,474	171,162

Cash at banks as of the end of the year	315,721	2,365,532	189,474

Supplementary Cash Flows Information
Cash (paid) refunded for income tax	(32,221)	29,256	(57,692)

Cash paid for interest	-	-	1,777

Supplemental non-cash investing and financing activities
Issuance of ordinary shares for consultancy services	7,813,520	-	-
Offering costs offset against additional paid-in capital	463,529	-	-

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

Going Concern

The Company incurred a net loss of US$8,004,730 for the year ended March 31, 2026 (year ended March 31, 2025: net income of US$1,275,882), used net cash of US$3,813,420  in operating activities (year ended March 31, 2025: net cash generated of US$3,391,813), and had cash at banks of US$315,721 as of March 31, 2026 (March 31, 2025: US$2,365,532). These conditions could raise substantial doubt about the Company’s ability to continue as a going concern within twelve months from the date these consolidated financial statements are available to be issued.

In evaluating these conditions, management notes that the net loss was principally attributable to a one-time, non-cash share-based payment of US$7,813,520 recognized in connection with the settlement of consultancy arrangements (Note 14); excluding this non-cash charge, the Company’s profit before income taxes for the year would have been approximately US$21,808.  The increase in net cash used in operating activities was principally driven by growth in contract assets and accounts receivable consistent with the increase in the Company’s backlog from approximately US$14,875,233 to US$31,406,604  during the year, and by the discretionary repayment of US$1,975,616  to directors during the year. The Company completed its initial public offering in July 2025, raising gross proceeds of US$6,900,000.

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

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Concentration Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash at banks, accounts receivable and contract assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash at banks with financial institutions located in Hong Kong. As of March 31, 2026 and 2025, USD 315,721 and USD 2,365,532 were deposited with financial institutions located in Hong Kong. With effect from October 1, 2024, the Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank up to USD 102,564 (HKD800,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

As of March 31, 2026 and 2025, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

During the year ended March 31, 2026, there were three customers (2025: four customers) (2024: three customers) generated income which accounted for over 10% of the total revenue generated for that year, respectively. The details are as follows:

	For the year ended March 31,
	2026	2025	2024
Customer A	48.2%	* %	-%
Customer B	22.0%	* %	* %
Customer C	19.9%	12.4%	61.1%
Customer D	*%	30.1%	21.8%
Customer E	*%	21.1%	10.4%
Customer F	-%	35.8%	-%

*	Comprised less than 10% of revenue for the respective period.

As of March 31, 2026 and 2025, accounts receivable due from these customers as a percentage of consolidated accounts receivable are as follows:

	As of March 31,
	2026	2025
Customer A	30.9%	16.0%
Customer B	26.1%	-%
Customer C	24.5%	-%
Customer D	18.5%	-%
Customer E	-%	42.6%
Customer F	-%	41.4%

During the year ended March 31, 2026, there was nil  supplier (2025: one supplier) (2024: nil supplier) accounted for over 10% of the total cost of revenue for that year.

	For the year ended March 31,
	2026	2025	2024
Supplier B	-%	31.3%	-%

As of March 31, 2026 and 2025, no supplier individually accounted for 10% or more of consolidated accounts payable, respectively.

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

As a significant change in one or more of these estimates could affect the revenue and profitability of the Company’s long-term construction contracts, the Company reviews and updates contract-related estimates regularly. The Company recognizes adjustments in estimated revenue on contracts on a cumulative catch-up basis. Under this method, the cumulative impact of the revenue adjustment is recognized in the period the adjustment is identified. Revenue in future periods of contract performance is recognized using the adjusted estimate. If at any time the contract estimates indicate an anticipated loss on a contract, the projected loss is recognized in full, including the reversal of any previously recognized profit, in the period it is identified and recognized as an accrued loss on uncompleted contracts on the consolidated balance sheet. No adjustments resulting from revisions to estimates on any individual contract was material to the financial statements for the years ended March 31, 2026, 2025 or 2024.

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

The exchanges rates used for translation from HK$ to USD was 7.8, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for both financial years2026,  2025 and 2024.

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

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash at banks, accounts receivable, contract assets, deposits, accounts payable, finance lease liabilities and accrued expenses approximate the fair value of the respective assets and liabilities as of March 31, 2026 and 2025 due to their short-term nature.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2026 and 2025.

Cash at banks

Cash at banks consist of cash held in banks. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government up to HKD800,000 with effect from October 1, 2024. Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

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

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public Offering (“IPO”) of the Company’s ordinary shares. Such costs were deferred until the closing of the offering, at which time the deferred offering costs are offset against the offering proceeds. Upon completion of the IPO during the year ended March 31, 2026, deferred offering costs of US$463,529 carried forward from the prior year, together with offering costs incurred during the year, were charged against additional paid-in capital, and no deferred offering costs remained as of March 31, 2026.

Inventory

The Company does not keep any inventory. Generally, the Company orders materials based on each project’s progress and the materials are delivered to the worksites by the suppliers.

Equipment, net

Equipment is stated at cost less accumulated depreciation and any impairment losses. Cost represents the purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Depreciation is computed using the straight-line method to write off the cost of the assets over their estimated useful lives of five years, being an annual rate of 20%, for all classes of equipment. Depreciation is charged from the date on which the asset is available for use. Maintenance and repairs are charged to expense as incurred; the cost and related accumulated depreciation of assets disposed of are removed from the accounts and any resulting gain or loss is recognized in the consolidated statements of operations.

Prepayments

Prepayments represent amounts paid in advance for services not yet received or consumed, principally professional and consultancy service fees prepaid under multi-year service agreements. Such prepayments are amortized to the consolidated statements of operations on a straight-line basis over the relevant service period. The portion expected to be utilized within twelve months of the balance sheet date is classified as current; the remainder is classified as non-current. The carrying amount is assessed for recoverability whenever events or circumstances indicate that the prepaid services may not be received.

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

Impairment of Long-Lived Assets

The Company reviews the impairment of its long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended March 31, 2026, 2025 and 2024.

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

Contracted but not yet recognized revenue was approximately USD 31,406,604  and USD 14,875,233 as of March 31, 2026 and 2025, respectively.

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

There were no material amounts of unapproved change orders or claims recognized during the years ended March 31, 2026, 2025 and 2024.

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

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost, motor vehicle expenses, office supplies, legal and professional fees, change of expected credit loss allowance and other miscellaneous administrative expenses.

Share-Based Compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation – Stock Compensation. The cost of equity-classified awards is measured at the grant-date fair value of the equity instruments issued and is recognized as an expense over the period in which the related goods or services are received. Where the awards are fully vested and the related services have been rendered, the entire grant-date fair value is recognized at the grant date. See Note 14.

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

We believe there were no uncertain tax positions as of March 31, 2026, 2025 and 2024. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months. We are not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Earnings (loss) Per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares.

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

Companies will also be required to disclose, on an annual basis, the amount of income taxes paid, disaggregated by federal, state, and foreign taxes, and also disaggregated by individual jurisdictions above a quantitative threshold. The standard is effective for the Company, as an EGC electing the extended transition period, for annual periods beginning after December 15, 2025 on a prospective basis, with retrospective application permitted for all prior periods presented. Early adoption is permitted. The Company is currently evaluating the impact of this guidance and does not expect to have a material impact on the consolidated financial statements other than additional disclosure.

Segment Reporting

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 requires enhanced disclosures surrounding reportable segments, particularly (i) significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included in the reported measure(s) of a segment’s profit and loss and (ii) other segment items that reconcile segment revenue and significant expenses to the reported measure(s) of a segment’s profit and loss, both on an annual and interim basis. Companies are also required to provide all annual disclosures currently required under Topic 280 in interim periods, in addition to disclosing the title and position of the CODM and how the CODM uses the reported measure(s) of segment profit and loss in assessing segment performance and allocating resources. The Company adopted ASU 2023-07 for the year ended March 31, 2026, applied retrospectively to all periods presented; see Note 18.

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

3. Accounts Receivable, net

Accounts receivable, net consisted of the following as of March 31:

	As of March 31,
	2026	2025
	USD	USD
Accounts receivable	3,860,092	1,424,773
Less: allowance for credit loss	-	(13,457)
Accounts receivable, net	3,860,092	1,411,316

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

3. Accounts Receivable, net (cont.)

The movement of allowance for credit losses are as follows:

	As of March 31,
	2026	2025	2024
	USD	USD	USD
Balance at beginning of the year	13,457	17,153	10,163
(Reversal) addition during the year	(13,457)	(3,696)	6,990
Balance at end of the year	-	13,457	17,153

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

Contract assets consisted of the following as of March 31:

	As of March 31,
	2026	2025
	USD	USD
Contract assets:
Revenue recognized in excess of amounts paid or payable (contract receivable) to the Company on uncompleted contracts (contract asset) excluding retainage	1,337,975	91,264
Retainage included in contract assets due to being conditional on something other than solely passage of time	3,336,551	2,262,130
Less: allowance for credit loss	(5,388)	(58,332)
Contract assets, net	4,669,138	2,295,062

Contract assets, current	4,669,138	2,295,062
Contract assets, non-current	-	-

The movement of revenue recognized in excess of amounts paid or payable (excluding retainage) before net of allowance for credit loss is as follows:

	As of March 31,
	2026	2025
	USD	USD
Balance at beginning of the year	91,264	51,731
Increase as a result of total work completed during the period	1,337,975	91,264
Decrease as a result of total amount billed out	(91,264)	(51,731)
Balance at end of the year	1,337,975	91,264

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

4. Contract Assets (cont.)

The movement of retainage before net of allowance for credit loss is as follows:

	As of March 31,
	2026	2025
	USD	USD
Balance at beginning of the year	2,262,130	1,853,616
Increase as a result of changes in progress of ongoing projects	1,600,285	418,001
Reclassified to accounts receivable as payment becomes unconditional	(525,864)	(9,487)
Balance at end of the year	3,336,551	2,262,130

5. Prepayments

Prepayments represent advance payments for professional services, amortized on a straight-line basis over the respective service periods. The Company prepaid an aggregate of US$1,044,872 under four service agreements, each covering the five financial years ending March 31, 2026 to 2030, comprising accounting services, ESG consulting, internal control review and integrated management system (quality, environmental and safety) consulting. The prepayments are amortized on a straight-line basis over the five-year service period at approximately US$208,974 per annum. During the year ended March 31, 2026, US$208,974 was charged to the consolidated statements of operations, and the remaining balance is analyzed as follows:

	As of March 31,
	2026	2025
	USD	USD
Prepayments – current	208,974	-
Prepayments – non-current	626,923	-
Total	835,897	-

6. Deposits

	As of March 31,
	2026	2025
	USD	USD
Deposits	2,590	2,590

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

7. Equipment, net

As of March 31, 2026 and 2025, equipment, net, consisted of the following:

	As of March 31,
	2026	2025
	USD	USD
Motor vehicles	50,664	50,664
Machineries	2,077,821	105,513
Less: accumulated depreciation	(353,408)	(156,177)
Equipment, net	1,775,077	-

Depreciation expense for the year ended March 31, 2026 was US$197,231 (2025: US$1,384).

8. Accounts Payable

Components of accounts payable are as follows as of March 31:

	As of March 31,
	2026	2025
	USD	USD
Trade payables	2,108,370	413,492
Total	2,108,370	413,492

9. Accrued Expenses and other payables

Components of accrued expenses and other payables are as follows as of March 31:

	As of March 31,
	2026	2025
	USD	USD
Accruals for operating expenses:
– Staff costs	42,962	41,684
– Other professional fees	42,730	80,066
– Auditor’s remuneration	140,000	140,000
Other payables	3	-
Total	225,695	261,750

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

10. Revenue

The Company has disaggregated its revenue from contracts with customers as follows:

		For the year ended March 31,
		2026	2025	2024
	Point of recognition	USD	USD	USD
Construction services	Over time	23,555,839	23,318,482	20,628,643
Total		23,555,839	23,318,482	20,628,643

As of March 31, 2026, the Company had remaining performance obligations under contracts with customers of approximately US$ 31,406,604 (2025: US$14,875,233). Revenue related to these remaining performance obligations is expected to be recognized as the underlying construction services are rendered.

11. Income Taxes

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

The components of the income tax expense (benefit) are as follows:

	For the year ended March 31,
	2026	2025	2024
	USD	USD	USD
Current
Cayman Islands	-	-	-
British Virgin Islands	-	-	-
Hong Kong	-	232,596	234,631

Deferred
Cayman Islands	-	-	-
British Virgin Islands	-	-	-
Hong Kong	213,018	(3,079)	(5,413)
Total	213,018	229,517	229,218

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

11. Income Taxes (cont.)

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	As of March 31,
	2026	2025
	USD	USD
Deferred tax assets
Right-of-use assets – finance lease	-	984
Provision for allowance of credit losses	889	11,845
Deferred tax liabilities
Accelerated tax depreciation on equipment	(201,079)	-
Net deferred tax (liabilities)/assets	(200,190)	12,829

	For the year ended March 31,
	2026	2025	2024
	USD	USD	USD
Profit before income taxes	(7,791,712)	1,505,399	1,525,421
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	(1,285,632)	248,391	251,694

Reconciling items:
Tax effect of income that is not taxable*	-	(404)	(938)
Tax effect of expense that is not deductible@	1,355,665	2,876	-
Tax effect of tax depreciation allowances and current-year tax losses of the operating subsidiary	142,985
Effect of two-tier tax rate	-	(21,154)	(21,154)
Statutory tax deduction#	-	(192)	(384)
Income tax expense	213,018	229,517	229,218

*	Income that is not taxable mainly consisted of the government subsidies which are non-taxable under Hong Kong income tax law.

@	Expense that is not deductible mainly consisted of share-based payment which is not tax-deductible under Hong Kong income tax law.

#	It represents a tax reduction granted by the Hong Kong SAR Government, subject to a maximum reduction of HK$1,500 and HK$3,000 for the years ended March 31, 2025 and 2024, respectively, for each business.

Masonglory Limited and its subsidiaries

Notes to Consolidated Financial Statements

12. Share Capital

As of March 31, 2026, the Company’s authorized share capital was 500,000,000 ordinary shares of US$0.0001 par value each, of which 16,957,000 ordinary shares (March 31, 2025: 12,500,000) were issued and outstanding. The movements in issued ordinary shares during the year ended March 31, 2026 were:

	Ordinary Shares
	Number of shares	Amount
		USD
Balance as of April 1, 2025	12,500,000	1,250
Shares issued in the IPO (July 8, 2025) at US$4.00	1,500,000	150
Shares issued on exercise of over-allotment (July 24, 2025) at US$4.00	225,000	23
Shares issued for consultancy services (January 9, 2026)	2,732,000	273
	16,957,000	1,696

 The IPO and over-allotment generated gross proceeds of US$6,900,000. Total underwriting discounts and offering expenses totaling US$1,805,841 were offset against additional paid-in capital, resulting in net proceeds credited to equity of US$5,094,159.

13. Share-Based Compensation

On December 9, 2025, the Company adopted its 2025 Stock Incentive Plan (the “Plan”) and on December 10, 2025 filed a registration statement on Form S-8 registering 2,845,000 ordinary shares issuable under the Plan.

On January 9, 2026, the Company issued 2,732,000 ordinary shares under the Plan to five individuals (the “Recipients”) pursuant to five separate consulting agreements. The 113,000 shares not issued remain available under the Plan.

The Recipients are independent third parties and are not related parties of the Company as defined in ASC 850.

The awards were fully vested and non-forfeitable on the grant date and contained no continuing service condition. Accordingly, in accordance with ASC 718, the entire grant-date fair value was recognized as share-based payment expense in the year ended March 31, 2026. The grant-date fair value was measured at US$2.86 per share, being the closing market price of the ordinary shares on The Nasdaq Capital Market, resulting in a total charge of US$7,813,520 recognized within general and administrative expenses, with a corresponding credit of US$273 to ordinary share capital and US$7,813,247 to additional paid-in capital.

Because the awards vested immediately, no unrecognized compensation cost remained as of March 31, 2026.

	Number of shares	Fair Value
Recipients		USD
Consultant 1	484,000	1,384,240
Consultant 2	597,000	1,707,420
Consultant 3	541,000	1,547,260
Consultant 4	541,000	1,547,260
Consultant 5	569,000	1,627,340
	2,732,000	7,813,520

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

14. (Loss) Earnings Per Share

Basic and diluted net earnings per share for each of the years presented are calculated as follows:

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year.

	For the year ended March 31,
	2026	2025	2024
Numerator
Net (loss) income-basic and diluted	(8,004,730)	1,275,882	1,296,203

Denominator
Weighted average number of ordinary shares outstanding – basic and diluted	14,353,540	12,294,521	11,500,000

(Loss) earnings per share – basic and diluted	(0.56)	0.10	0.11

15. Related Party Balances and Transactions

The following is a list of related parties which the Company has transactions with:

(a)	Mr. Tse Shing Fung, a director of the Company.

(b)	Mr. Tse Tsz Tun, a director of the Company.

(c)	Mr. Tsoi Chi Hei, the chief financial officer of the Company.

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

15. Related Party Balances and Transactions (cont.)

a.  Due to related parties

As of March 31, 2026 and 2025, the balances of amounts due to related parties were as follows:

	As of March 31,
	2026	2025
	USD	USD
Due to directors
Mr. Tse Shing Fung (a)	-	987,809
Mr. Tse Tsz Tun (b)	-	987,808
Total(1)	-	1,975,617

Other payable
Mr. Tsoi Chi Hei (c)	153,846	-
Total(1)	153,846	-

(1)	The balances represented advances from the directors and chief financial officer. The amount was unsecured, interest-free and repayable on demand.

Related party transactions

	For the year ended March 31,
	2026	2025	2024
	USD	USD	USD
Office rental to related parties
Parents of Mr. Tse Shing Fung (a) and Mr. Tse Tsz Tun (b)	12,308	12,308	12,308
Total	12,308	12,308	12,308

Repayment to related parties
Mr. Tse Shing Fung (a)	(987,809)	(571,393)	(961,282)
Mr. Tse Tsz Tun (b)	(987,808)	(571,393)	(961,282)
Total	(1,975,617)	(1,142,786)	(1,922,564)

16. Commitments and Contingencies

Commitments

As of March 31, 2026 and 2025, the Company did not have any significant capital and other commitments.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of March 31, 2026 and 2025, the Company is not a party to any material legal or administrative proceedings.

Masonglory Limited and its subsidiaries
Notes to Consolidated Financial Statements

17. Segment Reporting

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

Although the CODM reviews results analyzed by project, this analysis is only presented at the revenue and overall profitability level, with no regular allocation of significant expense categories to individual projects for internal management-reporting purposes. Based on management’s assessment, the Company has only one operating segment and one reportable segment – the provision of wet trades works and related ancillary works to customers in Hong Kong.

For the years ended March 31, 2026, 2025 and 2024, substantially all of the Company’s revenue and assets were located in or derived from Hong Kong, and therefore no geographical segment or entity-wide geographical disclosures are presented.

The CODM primarily utilizes net (loss)/income to assess the performance of the single operating segment and to make decisions about the allocation of resources. The following table presents the significant revenue and expense categories in the Company’s single operating segment for the years ended March 31, 2026, 2025 and 2024:

	For the year ended March 31,
	2026	2025	2024
	USD	USD	USD
Revenue	23,555,839	23,318,482	20,628,643
Expenses	(31,347,551)	(21,813,083)	(19,103,222)
Income tax (expense)	(213,018)	(229,517)	(229,218)
Net (loss)/income of single operating segment	(8,004,730)	1,275,882	1,296,203

There is no other measure of segment assets or liabilities regularly reviewed by the CODM other than as reflected in the consolidated balance sheets.

18. Subsequent Events

The Company has assessed all events from March 31, 2026, up through the date of this report, which is the date that these consolidated financial statements are available to be issued, there are no material subsequent events that require disclosure in these consolidated financial statements.